SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C.  20549





                               FORM U5S


                             ANNUAL REPORT




                 For the Year Ended December 31, 1998





                         Filed Pursuant to the
              Public Utility Holding Company Act of 1935

                                  by

                          ENTERGY CORPORATION
                           639 Loyola Avenue
                     New Orleans, Louisiana  70113

                           TABLE OF CONTENTS

                                                           PAGE
ITEM                   TITLE                              NUMBER


1         System Companies and Investments Therein
          as of December 31, 1998                                1

2         Acquisitions or Sales of Utility Assets                9

3         Issue, Sale, Pledge, Guarantee or Assumption
          of System Securities                                   9

4         Acquisition, Redemption or Retirement of
          System Securities                                     10

5         Investments in Securities of Non-System Companies     18

6         Officers and Directors                                19

7         Contributions and Public Relations                    50

8         Service, Sales and Construction Contracts             54

9         Wholesale Generators and Foreign Utility Companies    57

10        Financial Statements and Exhibits                     64

          Signatures                                            81



ITEM 1.   SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31,
1998


                                                                       Number of     % of     Issuer        Owner's
                        Name of Company (1)                             Common      Voting     Book           Book
                  (and abbreviations used herein)                    Shares Owned    Power    Value          Value
                                                                                              (OOOs)           (000s)
Entergy Corporation (2,7,8,9,10)

 Entergy Arkansas, Inc.  (Entergy Arkansas) ( 2,3,4)                 46,980,196       100    $1,078,459       $1,078,459

  The Arklahoma Corporation (ARKCO) (4)                                     170       47.6   $      213       $      213

 Entergy Gulf  States, Inc. (Entergy Gulf States) (2)                       100       100    $1,468,835       $1,891,730

  Varibus Corporation (Varibus)                                         100,000       100    $   23,352       $   23,352

  Prudential Oil and Gas, Inc. (POG)                                     11,537       100    $    4,789       $    4,789

  Southern Gulf Railway Company (Southern Gulf)                           1,000       100    $       60       $       60

  GSG&T Inc. (GSG&T)                                                     25,000       100    $   13,601       $   13,601

 Entergy Louisiana, Inc. (Entergy Louisiana ) (2, 3)                165,173,180       100    $1,161,318       $1,161,318

 Entergy Mississippi, Inc. (Entergy Mississippi )  (2, 3)             8,666,357       100    $  421,716       $  421,716

     Jackson Gas Light Company  (5)                                         360       100    $        -       $        -

     Entergy Power & Light Company  (5)                                      75       100    $        -       $        -

     The Light, Heat, and Water Company of                                   75       100    $        -       $        -
        Jackson, Mississippi (5)

 Entergy New Orleans, Inc.
          (Entergy New Orleans) (2,3)                                 8,435,900       100    $  137,068       $  137,068

 System Energy Resources, Inc. (System Energy)   (2)                    789,350       100    $  884,109       $  884,109

 Entergy Services, Inc. (Entergy Services) (2)                            2,000       100    $       20       $       20

 Entergy Enterprises, Inc. (Entergy Enterprises)                         57,400       100    $   17,590       $   17,590

  Entergy Operations Services, Inc.  (EOS)                                  480        16    $      318       $      318

 Entergy Nuclear, Inc. (ENI)                                              3,000       100    $    1,720       $    1,720

 Entergy Operations, Inc. (Entergy Operations) (2)                        1,000       100    $    1,000       $    1,000

 Entergy Power, Inc.                                                     11,000       100    $  123,310       $  123,310

 Entergy Operations Services, Inc. (EOS)                                  2,520        84    $    1,954       $    1,954


                                                                       Number of     % of      Issuer           Owner's
                        Name of Company (1)                             Common      Voting      Book             Book
                  (and abbreviations used herein)                    Shares Owned    Power     Value            Value
                                                                                               (000s)           (000s)

 Entergy Power Development Corporation                                 82,100         100    $  202,264       $   202,264
        (Entergy Power Development) (7)

  Entergy Pakistan, Ltd. (6)                                              378         100    $   36,236       $    36,236

     Entergy Power Liberty, Ltd. (6)                                      100         100    $       (1)      $        (1)

  Entergy Power Asia, Ltd. (6)                                          1,002         100    $      949       $       949

  Entergy Power CBA Holding, Ltd. (6)                                  12,000         100    $    3,754       $     3,754

  EP Edegel, Inc. (6)                                                   2,000         100    $  121,015       $   121,015

      Entergy Power Peru, S.A. (6)                                425,702,300         100    $  143,380       $   190,214

          Generandes Peru S.A. (6)                                425,714,721        34.7    SL 606,660      SL   124,964

               Edegel S.A. (6)                                  1,335,408,504          60  SL 1,744,769      SL 1,748,616


  Entergy Power BJE Holding, Ltd. (7)                                     200         100    $      485       $       485

          Bom Jardim Energetica, Ltda. (7)                            344,847          99    $      310       $       310

          Entergy do Brazil LTDA (7)                                2,277,000          99    $      157       $       157

          Entergy Power BJE, Ltd.  (7)                                  1,000         100    $        -       $         -

               Bom Jardim Energetic, Ltda (7)                           3,483           1    $        3       $         3

               Entergy do Brazil (7)                                   23,000           1    $        -       $         -

     Entergy Power Operations Pakistan (6)                                 10           5    $        5       $        25

  Entergy S.A. (6)                                                  2,230,000         100    $   10,936       $    10,936

  Entergy Power Chile, Inc. (6)                                             1         100    $   13,848       $    13,848

      Entergy Power Chile, S.A. (6)                                 4,000,100         100    $   11,255       $    13,874

          Inversiones Electricas Quilota S.A. (6)                     512,502       50.01  CP 6,206,091       CP   11,255

               Compania Electrica San Isidro S.A. (6)               1,244,001       50.01  CP12,376,686     CP 12,376,686

  Entergy Power Netherlands Company BV (7)                                800         100    $       59       $        59

      Sabinas Power Company BV (7)                                        400         100    $       20       $        20

  Entergy Power Argentina, Ltd. (7)                                     1,000         100    $      584       $       584


                                                                     Number of      % of      Issuer         Owner's
                        Name of Company (1)                            Common      Voting      Book           Book
                  (and abbreviations used herein)                   Shares Owned    Power     Value          Value
                                                                                              (000s)          (000s)

      Entergy Power Generation Argentina LDC (7)                          999        99.9    $  591           $  591

          Entergy Power Generation Argentina SRL (7)                   11,999        99.9    $  603           $  603

          Entergy Power Transmission Argentina SRL (7)                      1         0.1    $    -           $    -

          Entergy Power Nogales Argentina SRL (7)                           1         0.1    $    -           $    -

  Entergy Power Nogales, Ltd. (7)                                       1,000         100    $  (14)          $  (14)

     Entergy Power Nogales LDC (7)                                        999        99.9    $   (6)          $   (6)

          Entergy Power Nogales Argentina SRL (7)                      11,999        99.9    $    -           $    -

          Entergy Power Generation Argentina SRL (7)                        1         0.1    $    -           $    -

  Entergy Power Cayman Investments, Ltd. (7)                                1         100    $   (3)          $   (3)

     Entergy Power Generation Argentina LDC (7)                             1         0.1    $    3           $    3

     Entergy Power Nogales LDC (7)                                          1         0.1    $    -           $    -

     Entergy Power Transmission Argentina LDC (7)                           1         0.1    $    -           $    -

  Entergy Power Transmission Argentina, Ltd. (7)                        1,000         100    $   (9)          $   (9)

     Entergy Power Transmission Argentina LDC (7)                         999        99.9    $   (4)          $   (4)

          Entergy Power Argentina Transmission SRL (7)                 11,999        99.9    $    -           $    -

  Entergy Power Saltend Holding, Ltd. (6)                               2,000         100    $  467           $  467

     Entergy Power Saltend, Ltd. (6)                                    1,000         100    $  472           $  472

          Saltend Cogeneration Company, Ltd. (6)                        1,000         100    $  481           $  481

          Entergy Power Europe Holding, Ltd. (6)                        1,000         100    $   (5)          $   (5)

  Entergy Power Damhead Creek Holding I, Ltd. (6)                       2,000         100    $ (717)          $ (717)

     Entergy Power Damhead Creek Holding II, Ltd. (6)                   1,000         100    $ (712)          $ (712)

          Entergy Power Properties (Kingsnorth), Ltd. (7)               5,002         100    $    -           $    -

          Entergy Power Damhead Creek Holding III, Ltd. (6)             2,000         100    $ (711)          $ (711)

               Damhead Creek Holding Limited (6)                            2         100    $ (878)          $ (707)

                                                                       Number of      % of     Issuer         Owner's
                        Name Of Company  (1)                            Common      Voting     Book            Book
                  (and abbreviations used herein)                    Shares Owned    Power     Value           Value
                                                                                               (000s)         (000s)
                   Damhead Creek Limited (6)                        1,200,101         100    $66,488           $66,488

                      Damhead Creek Finance Ltd. (6)                      200         100    $    43           $    43

                        Entergy Power Operations Damhead                    1         0.1    $     -           $     -
                        Creek Limited Partnership (6)

  Entergy Power Peak Downs, Ltd. (7)                                    1,000         100    $     1           $     1

  Entergy Australia Generation Holdings, Ltd. (7)                       1,000         100    $   922           $   922

          Entergy  Australia Generation, Ltd. (6)                       1,000         100    $   928           $   928

          Entergy Wandoan Coal Resources, Pty., Ltd. (6)                1,000         100    $   935           $   935

          Entergy Peak Downs Generation, Pty., Ltd. (7)                 1,000         100    $     -           $     -

          Entergy Wandoan Generation, Pty., Ltd. (6)                    1,000         100    $     -           $     -

          Entergy Tarong Coal Generation, Pty., Ltd. (6)                1,000         100    $     -           $     -

  Entergy Global Trading Holdings, Ltd. (7)                             1,000         100    $ 3,892           $ 3,892

     EGT Holdings, Ltd. (7)                                             1,000         100    $ 3,892           $ 3,892

          Entergy Trading and Marketing, Ltd. (7)                           2         100    $ 3,892           $ 3,892

 Entergy Power Generation Corporation (6,10)                            1,000         100    $  (429)          $  (429)

     Entergy Nuclear Generation Corporation (6,10)                          1         100    $     *           $     *

 Entergy Global Power Operations Corporation (9)                        1,000         100    $  (434)          $  (522)

  Entergy Power Operations U.S., Inc. (9)                               1,000         100    $     1           $     1

  Entergy Power Operations Corporation (6)                              1,000         100    $  (431)          $  (431)

      Entergy Power Operations Holdings, Ltd. (6)                          10         100    $   426           $   425

     Entergy Power Operations Pakistan LDC (6)                            190          95    $    98           $    98

     Entergy Power Operations U.K., Ltd. (6)                            1,000         100    $   306           $   306

     Entergy Power Operations Damhead Creek Corporation (6)               999        99.9    $     1           $     1

     Entergy Power Operations Damhead Creek                               **          100    $     -           $     -
      Limited Partnership (6)

 Entergy Power International Holdings Corporation (6)                  1,000          100    $(8,175)          $(8,163)

                                                                       Number of     % of      Issuer          Owner's
                        Name Of Company  (1)                            Common      Voting      Book            Book
                  (and abbreviations used herein)                    Shares Owned    Power      Value           Value
                                                                                                (000s)          (000s)
  Entergy Power China Holdings Ltd. (6)                                 2,000         100    $   22,968       $   22,968

     Entergy Power International Holding I, Ltd. (6)                       10         100    $   22,971       $   22,971

          Entergy Electric Asia, Ltd. (6)                                 100         100    $   22,983       $   22,983

          Nantong Entergy Heat and Power Co., Ltd. (6)                     **          92    $   25,355       $   25,343

     Entergy Power International Haian, Ltd. (7)                          100         100    $       (4)      $       (4)

 Entergy Power Marketing Corporation (EPMC)                               250         100    $   79,804       $   79,804

 Entergy Business Solutions Inc***                                      3,000         100    $    5,423       $    5,423

 Entergy Technology Holding Company (ETHC)                                 10         100    $  151,294       $  151,294

  Entergy Technology Corporation (ETC)                                     10         100    $    5,202       $    5,202

  Entergy Security Corporation                                      4,424,472         100    $  214,438       $  214,438

 Entergy International Holdings, Ltd. LLC (6,8)                           100         100    $1,098,881       $1,098,881

  Entergy International, Ltd. LLC (6)                                     100         100    $1,103,375       $1,103,375

      Entergy Power Edesur Holding, Ltd. (6)                           12,000         100    $   58,221       $   58,221

      Entergy International Investments No. 2 Ltd., LLC (6)           307,310         100    $  371,628       $  371,628

     Entergy UK Holding Company (6)                                   307,310         100    $  507,348       $  507,348

          Entergy UK, Ltd. (6)                                        307,310         100    $  912,051       $  912,051

               Entergy UK Enterprises (8)                             574,000         100    $  960,771       $  960,771

      EPG Cayman Holding I (6)****                                          1         100    $    2,915       $    2,915

     Entergy US DB I LLC (8)                                            6,588         100    $    2,915       $    2,915

               Entergy Australia Debt I (8)                            40,000         100    $    2,915       $    2,915

                    Entergy Australia DB I, Pty., Ltd. (8)             40,000           1    $    2,915       $    2,915

      EPG Cayman Holding II (6)****                                         1         100    $  291,455       $  291,455

     Entergy US DB IV LLC (8)                                     658,912,260         100    $  291,455       $  291,455

          Entergy US DB III LLC (8)                                 3,164,678         100    $  291,455       $  291,455

          Entergy US DB II LLC (8)                                655,747,582          20    $  291,455       $  291,455

                                                                       Number of      % of     Issuer         Owner's
                        Name Of Company  (1)                            Common      Voting      Book            Book
                  (and abbreviations used herein)                    Shares Owned    Power     Value           Value
                                                                                               (000s)          (000s)
                    Entergy Australia/Sub Co., Pty., Ltd. (8)     658,912,260         100    $291,455         $291,455

                    Entergy Australia Debt II (8)                      40,000         100    $291,455         $291,455

                      Entergy Victoria (8)                            291,800         100    $  3,665         $  3,665

                      Entergy Australia DB I, Pty., Ltd. (8)           40,000          99    $294,370         $294,370

                                    Entergy Australia DB IA (8)        40,000         100    $294,370         $294,370

                         Entergy Australia DB 2 (8)                         1         100    $      1         $      1

                         Entergy Australia DB 3 (8)                   546,189         100    $333,339         $333,339

                             Entergy Australia DB 5 (8)                40,400         100    $333,339         $333,339

                         Entergy Australia DB 4 (8)                    40,400         100    $337,643         $337,643

                              Entergy Australia                     6,587,841         100    $  3,298         $  3,298
                              DB 6, Pty., Ltd. (8)

                                  Entergy Australia                 6,588,839           1    $  3,298         $  3,298
                                  DB 8, Pty., Ltd. (8)

                              Entergy Victoria                      4,999,501         100    $  4,303         $  4,303
                              Holding LDC (8)

                              Entergy Australia                   652,196,020          99    $326,534         $326,534
                              DB 8, Pty., Ltd. (8)


*     Less than $1,000
**    Joint venture interest
***   Subsequently Entergy Holdings, Inc.
****  These companies and their subsidiaries are accounted for on a cost basis.
(SL)  Peruvian Soles
(CP)  Chilean Peso


NOTES

(1) Pursuant to the General Instructions to Form U5S, the companies listed in the table, together with System Fuels, Inc. (SFI or System Fuels), are collectively defined herein as "System Companies" and individually as a "System Company".

(2) During 1998, Entergy Corporation, Entergy Services, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, System Fuels, System Energy, and Entergy Operations participated in a joint money pool arrangement whereby those companies with available funds made short-term loans to certain other companies in the Entergy System having short-term borrowing requirements. As of December 31, 1998, Entergy Corporation, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy New Orleans and System Energy had total investments in the money pool in the amounts of $81,453,326, $98,933,812,
     $99,270,332,   $86,522,647,  $15,898,112  and  $281,178,427,
     respectively. Entergy Operations, Entergy Services, Entergy Mississippi, and System Fuels had total borrowings in the money pool in the amounts of $6,497,693, $62,156,092, $444,767 and $35,350,156, respectively. The unborrowed balance in the money pool amounted to $558,386,947 as of December 31, 1998, and was invested in high quality commercial paper and certificates of deposit.

(3) The percentage ownership of System Fuels' common stock is held as follows: 35% by Entergy Arkansas, 33% by Entergy Louisiana, 19% by Entergy Mississippi and 13% by Entergy New Orleans. The numbers of common shares owned and the book values to both the issuer and owners are as follows: Entergy Arkansas, 70 shares - $7,000; Entergy Louisiana, 66 shares - $6,600; Entergy Mississippi, 38 shares - $3,800; and Entergy New Orleans, 26 shares - $2,600. Under a loan agreement, System Fuels had borrowings outstanding from its parent companies to finance its fuel supply business. As of December 31, 1998, approximate loans to System Fuels from its parent companies were as follows: Entergy Arkansas $11.0 million; Entergy Louisiana, $14.2 million; Entergy Mississippi, $5.5 million; and Entergy New Orleans, $3.3 million. These loans mature in 2008.

(4) The Capital Stock of ARKCO is owned in the proportions of 47%, 5%, and 48%, respectively, by Entergy Arkansas, Oklahoma Gas and Electric Company and Southwestern Electric Power Company. ARKCO owns an electric transmission line that is leased to these three companies. Information covering ARKCO is included herein pursuant to the instructions for Form U5S. Entergy Arkansas is exempted from holding company status under the Public Utility Holding
     Company Act of 1935 ("Act") (except with regard to section 9(a)(2) of the Act) pursuant to the provisions of Reg. 250.2(a)(2).

(5)  Inactive companies held to preserve franchises.

(6) See Items 5 and 9 and Exhibit I for information regarding direct and indirect holdings in Exempt Wholesale Generators
     ("EWG") and Foreign Utility Companies ("FUCO").

(7) At December 31, 1998, Entergy Corporation owned, indirectly through Entergy Power Development Corporation, a FUCO, 100% of the outstanding capital stock of Entergy Power Peak Downs, Ltd., Entergy Power Argentina, Ltd., Entergy Power Generation Argentina, LDC, Entergy Power Generation Argentina SRL, Entergy Power Cayman Investments, Ltd., Entergy Power Nogales, Ltd., Entergy Power Nogales, LDC, Entergy Power Nogales Argentina SRL, Entergy Power Transmission Argentina, Ltd., Entergy Power Transmission Argentina LDC, Entergy Power Transmission Argentina SRL, Entergy Power Properties (Kingsnorth), Ltd., Entergy Power BJE Holding, Ltd., Bom Jardim Energetica, Ltd., Entergy do Brazil LTDA, Entergy Power BJE, Ltd., Entergy Power Netherlands Company BV, Sabinas Power Company BV, Entergy Power Generation Peak Downs, Pty., Ltd., Entergy Wandoan Coal Resources Pty. Limited,
     , Entergy Peak Downs Ltd., Entergy Tarong Coal Generation Pty., Limited. Such companies were organized principally to develop, and potentially to acquire and hold, additional investments in FUCOs. In addition, at December 31, 1998, Entergy Corporation owned, indirectly through Entergy Power Development Corporation, 100% of the outstanding capital stock of Entergy Global Trading Holdings, Ltd., EGT Holdings, Ltd. and Entergy Trading and Marketing, Ltd. Such companies were organized principally to trade energy commodities in order to manage the fuel supply and power sales risks of certain of Entergy's FUCOs. At December 31, 1998 none of such companies owned any facilities used for the generation, transmission or distribution of electric energy.

(8) At December 31, 1998, Entergy Corporation owned, indirectly through Entergy International Holdings Ltd. LLC, a FUCO, 100% of the outstanding capital stock of Entergy International Investments No. 2 Ltd. LLC, Entergy UK Holding Company, Entergy UK, Ltd., EPG Cayman Holding I, EPG Cayman Holding II, Entergy Victoria LDC, Entergy Victoria Holdings LDC, Entergy US DB I LLC, Entergy US DB II LLC, Entergy US DB III LLC, Entergy US DB IV LLC, Entergy Australia Debt I, Entergy Australia Debt II, Entergy Australia DB I, Pty., Ltd., Entergy Australia/Sub Co., Pty., Ltd., Entergy Australia DB IA, Entergy Australia DB 2, Entergy Australia DB 3, Entergy Australia DB 4, Entergy Australia DB 5, Entergy Australia DB 6, Pty., Ltd. and Entergy Australia DB
     8, Pty., Ltd.   Such companies were organized principally
     to develop, acquire, hold, finance and/or refinance Entergy's investments in FUCOs. At December 31, 1998, none of such companies owned any facilities used for the generation, transmission or distribution of electric energy.

(9) Entergy Corporation owns Entergy Global Power Operations Corporation, which owns Entergy Power Operations, U.S., Inc., both of which are "O&M Subs" created pursuant to an SEC order (see Holding Company Act Release ("HCAR") No. 26322 dated June 30, 1995 (the "June 1995 Order")).
     However, such companies are minimally capitalized and none of such companies provided operations and maintenance ("O&M") services during 1998.

(10) Entergy  Corporation  owns 100% of the  outstanding  capital
     stock of Entergy Power Generation Corporation (EPGC).   This
     company is minimally capitalized and has made no investments as of December 31, 1998, other than the purchase of one share of the capital stock of its wholly owned subsidiary company, Entergy Nuclear Generation Corporation (ENGC), on October 14, 1998 for a purchase price of $100. Both EPGC and ENGC have qualified as an EWG under the Act.


ITEM 2.   ACQUISITIONS OR SALES OF UTILITY ASSETS

     On January 1, 1998, Entergy Arkansas, Inc. sold their Conway Industrial substation facilities located in Arkansas, to the Conway Corporation for $2,093,402. This transaction was exempt under Rule 44(b).


ITEM 3.   ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM
SECURITIES

     On September 13, 1996, Entergy Corporation and Entergy Technology Holding Company (ETHC) entered into a credit agreement with the Bank of New York (as agent) in the amount of $100 million. In 1998 the credit agreement was amended and restated to increase the size of the facility to $300 million. Borrowings made by ETHC are guaranteed by Entergy Corporation. The credit facility expires on September 12, 1999. At December 31, 1998, $165,500,000 and $112,800,000 of
borrowings by Entergy Corporation and ETHC, respectively, (evidenced by notes) were outstanding. These transactions are exempt from the Act pursuant to Section 34(e)(3) and Rule 52.

      In 1998 Entergy Corporation entered into several third party guarantees for the benefit of Entergy Power Marketing Corp. totaling $95 million at December 31, 1998. These guarantees were issued by Entergy pursuant to the Commission's order dated January 6, 1998, in File No. 70-8863 (HCAR No. 26812).

     On May 6, 1998, Entergy Business Solutions, Inc. issued, pursuant to the exemption provisions of Rule 52, a promissory note in the amount of $4,000,000, with a maturity date of April 30, 1999. Reference is made to the Certificate of Notification on Form U-6B-2, dated May 15, 1998, filed by Entergy Business Solutions, Inc. with the Securities and Exchange Commission with respect to this transaction. This transaction was settled in September of 1998 as a result of the sale of Entergy Integrated Solutions, Inc. to Proven Alternatives.

      On July 14, 1998, Entergy New Orleans issued and sold, pursuant to the exemption provisions of Rule 52, First Mortgage Bonds in the amount of $30,000,000, 7% Series, due July 15, 2008. Reference is made to the Certificate of Notification on Form U-6B-2, dated July 24, 1998, filed by Entergy New Orleans with the Securities and Exchange Commission with respect to this transaction.

      In January 1998, Entergy Arkansas entered, pursuant to the exemption provisions of Rule 52, into a guaranty of the loan agreement executed by Entergy Arkansas and Jefferson County, in which Entergy
Arkansas will repay on an installment basis the net proceeds of the sale and issuance of $45,500,000 Pollution Control Revenue Refunding Bonds, 5.6% Series, due October 1, 2017. Reference is made to the Certificate of Notification on Form U-6B-2, dated January 15, 1998, filed by Entergy Arkansas with the Securities and Exchange Commission with respect to this transaction.

      In May 1998, Entergy Enterprises Inc., (EEI) sold 100% of its Entergy Nuclear Inc. (ENI) stock (3,000 shares) and 84% of its Entergy Operations Services Inc., (EOSI) stock (2,580 shares) to Entergy Corporation for the amount of $3,078,318 and $1,913,947, respectively. The aggregate total amount of such transactions was therefore, below the $5 million limit established by Rule 43. Furthermore, no additional Commission approval was required for Entergy's acquisition of the securities of ENI and EOSI since, at the time of the subject transactions, ENI and EOSI were existing Entergy subsidiaries, the securities of which had already been acquired by Entergy, indirectly through EEI, pursuant to Commission order (See HCAR No. 26322, dated June 30, 1995). Accordingly, the sale and transfer of the securities from EEI to Entergy in May 1998 was not a new acquisition of securities requiring separate Commission approval pursuant to Section 9(a)(1).

      In September 1998, Entergy sold 100% of the common stock of its energy management subsidiary, Efficient Solutions, Inc. (formerly Entergy Integrated Solutions, Inc.). The consideration was arrived at through arm's length discussions with the purchaser, Proven Alternatives. The loss on the sale was approximately $69 million ($36 million net of tax).

      In December 1998, Entergy sold its London, England electricity distribution and supply subsidiary, London Electricity. The gain on the sale was approximately $327 million ($247 million net of tax). The majority of the net proceeds from the London Electricity sale were invested in notes receivable totaling British Pounds Sterling (BPS)574 million ($947 million). The banks obligated on the notes receivable are each rated by Standard & Poor's Ratings Group at A-1+ on their short-term obligations. These notes mature in August 1999.

       In   December  1998,  Entergy  sold  its  Melbourne,  Australia electricity distribution subsidiary, CitiPower. The gain on the sale was approximately $30 million ($19 million net of tax).

     At December 31, 1998, Entergy had provided a guarantee in the amount of $170 million to its wholly owned FUCO subsidiary, Entergy Power Development Corporation, in respect of a credit facility entered into by Entergy Power Development Corporation in connection with the Saltend and Damhead Creek power projects.


ITEM 4.     ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

                                                  Calendar Year 1998
                        Name of Company                       Number of Shares                                    Holding Company
Name of Issuer          Acquiring, Redeeming                 or Principal Amount                                  Act Exemption or
and Security Groups     or Retiring Securities        Acquired   Redeemed    Retired         Consideration         Release Number
ENTERGY ARKANSAS

  Long-Term Debt*       ENTERGY ARKANSAS                    -          -  $151,424,000    $      151,424,000         See Exhibit F

  Preferred Stock*      ENTERGY ARKANSAS                    -    210,000       -          $        9,000,000         See Exhibit F

ENTERGY GULF STATES

  Long-Term Debt*       ENTERGY GULF STATES                 -          -  $212,090,000    $      212,090,000         See Exhibit F

  Preferred Stock*      ENTERGY GULF STATES                 -     84,812       -          $        8,481,200         See Exhibit F

ENTERGY LOUISIANA

  Long-Term Debt*       ENTERGY LOUISIANA                   -          -  $150,786,000    $      150,786,000         See Exhibit F

ENTERGY MISSISSIPPI

  Long-Term Debt*       ENTERGY MISSISSIPPI                 -          -  $ 80,020,000    $       80,020,000         See Exhibit F

ENTERGY NEW ORLEANS

  Long-Term Debt*       ENTERGY NEW ORLEANS                 -          -  $ 30,000,000    $       30,000,000         See Exhibit F

SYSTEM ENERGY

  Long-Term Debt*       SYSTEM ENERGY                       -          -  $300,340,852    $      300,340,852         See Exhibit F

ENTERGY UK HOLDING
COMPANY

Common Stock            ENTERGY INTERNATIONAL     307,309,889          -             -    $      505,981,405         Section 33(c)
                        INVESTMENTS NO. 2

ENTERGY UK ENTERPRISES
LTD

Capital Stock           ENTERGY UK LTD            947,444,403          -             -    $      947,444,403         Section 33(c)

ENTERGY US DB 1 LLC

Capital Stock           EPG CAYMAN HOLDING I        6,587,940          -             -    AUD      6,587,940         Section 33(c)

ENTERGY AUSTRALIA DEBT 1

Capital  Stock          ENTERGY US DB 1 LLC            40,000          -              -   AUD          6,008         Section 33(c)

ENTERGY AUSTRALIA DB 1
PTY LTD

ENTERGY US DB  IV LLC

Common Stock            EPG CAYMAN HOLDING 1      658,912,260          -              -   AUD    658,912,260         Section 33(c)

ENTERGY US DB III LLC

Common Stock            ENTERGY US DB IV LLC        3,164,678          -              -   AUD      3,164,678         Section 33(c)



                                                  Calendar Year 1998
                        Name of Company                       Number of Shares                                    Holding Company
Name of Issuer          Acquiring, Redeeming                 or Principal Amount                                  Act Exemption or
and Security Groups     or Retiring Securities        Acquired   Redeemed    Retired         Consideration         Release Number


ENTERGY US DB II LLC

Common Stock            ENTERGY US DB IV LLC         655,747,681           -          -  AUD 655,747,681          Section 33(c)
                        ENTERGY US DB III LLC          3,164,579           -          -  AUD   3,164,579


ENTERGY AUSTRALIA SUB
CO PTY LTD

Common Stock            ENTERGY US DB II LLC LTD,    658,912,260           -          -  AUD 658,912,260          Section 33(c)
                        LLC

ENTERGY AUSTRALIA DEBT
II

Common Stock            ENTERGY AUSTRALIA /SUB CO         40,000           -          -  AUD 316,457,788          Section 33(c)
                        PTY LTD

ENTERGY VICTORIA INC

Common Stock            ENTERGY AUSTRALIA DEBT II        291,800           -          -  AUD 175,225,190          Section 33(c)

ENTERGY AUSTRALIA DB
IA

Common Stock            ENTERGY AUSTRALIA DB 1            40,000           -          -  AUD 655,500,000          Section 33(c)
                        PTY LTD

ENTERGY AUSTRALIA DB 2

Common Stock            ENTERGY AUSTRALIA DB IA                1           -          -  AUD           1          Section 33(c)

ENTERGY AUSTRALIA DB 3

Common Stock            ENTERGY AUSTRALIA DB IA          546,189           -          -  AUD 546,188,950          Section 33(c)

ENTERGY AUSTRALIA DB 5

Common Stock            ENTERGY AUSTRALIA DB 3            40,400           -          -  AUD 655,500,000          Section 33(c)

ENTERGY AUSTRALIA DB 4

Common Stock            ENTERGY AUSTRALIA DB 5            40,400           -          -  AUD 655,500,000          Section 33(c)

ENTERGY AUSTRALIA DB 6

Common Stock            ENTERGY AUSTRALIA DB 4         6,587,841           -          -  AUD   6,587,841          Section 33(c)

ENTERGY AUSTRALIA DB 8

Common Stock            ENTERGY AUSTRALIA DB 6         6,587,839           -          -  AUD   6,587,839          Section 33(c)
                        ENTERGY AUSTRALIA DB 4       652,196,020           -          -  AUD 652,196,020

TALLERES MOYOPAMPA
S.A.

Common Stock            ENTERGY POWER PERU S.A.                -           -  1,716,964  $       980,000          Section 33(c)



                                                  Calendar Year 1998
                        Name of Company                       Number of Shares                              Holding Company
Name of Issuer          Acquiring, Redeeming                 or Principal Amount                            Act Exemption or
and Security Groups     or Retiring Securities        Acquired   Redeemed    Retired     Consideration      Release Number
ENTERGY POWER
NETHERLANDS COMPANY B.V

Paid-in-Capital          ENTERGY POWER                       -          -           -  $         60,036     Section 33(c)
                         DEVELOPMENT CORPORATION

SABINAS POWER COMPANY
B.V.

Paid- in- Capital        ENTERGY POWER                       -          -           -  $         20,140     Section 33(c)
                         NETHERLANDS COMPANY
                         B.V.

ENTERGY POWER
 CHILE, S.A.

Common Stock             ENTERGY POWER CHILE,        2,485,688          -           -  $      6,598,915     Section 33(c)
                         INC.

ENTERGY S.A.

Return of Capital        ENTERGY POWER                       -          -           -  $     3,500,000      Section 33(c)
                         DEVELOPMENT CORPORATION
ENTERGY POWER ARGENTINA
LTD

Paid-in-Capital          ENTERGY POWER                       -          -           -  $       597,500      Section 33(c)
                         DEVELOPMENT CORPORATION             -          -           -

ENTERGY POWER
GENERATION ARGENTINA
LDC

Paid-in-Capital          ENTERGY POWER ARGENTINA             -         --          --  $       600,000      Section 33(c)
                         LTD
ENTERGY POWER CAYMAN
INVESTMENTS, LTD

Paid-in-Capital          ENTERGY POWER                       -          -           -  $         2,500      Section 33(c)
                         DEVELOPMENT CORPORATION

ENTERGY POWER
TRANSMISSION ARGENTINA,
LTD

Common Stock             ENTERGY POWER                   1,000          -           -  $         1,000      Section 33(c)
                         DEVELOPMENT CORPORATION

ENTERGY POWER
TRANSMISSION ARGENTINA
LDC

Common Stock             ENTERGY POWER                     999          -           -  $           999      Section 33(c)
                         TRANSMISSION ARGENTINA,
                         LTD
                         ENTERGY POWER CAYMAN                1          -           -  $             1
                         INVESTMENTS, LTD



                                                  Calendar Year 1998
                        Name of Company                       Number of Shares                              Holding Company
Name of Issuer          Acquiring, Redeeming                 or Principal Amount                            Act Exemption or
and Security Groups     or Retiring Securities        Acquired   Redeemed    Retired    Consideration       Release Number
ENTERGY POWER
TRANSMISSION ARGENTINA
SRL

Common Stock            ENTERGY POWER                  11,999           -            -  $    -              Section 33(c)
                        TRANSMISSION ARGENTINA
                        LDC
                        ENTERGY POWER GENERATION            1           -            -  $    -
                        ARGENTINA LDC

ENTERGY POWER NOGALES
SRL

Common Stock            ENTERGY POWER NOGALES LDC      11,999           -            -  $    -              Section 33(c)
                        ENTERGY POWER GENERATION
                        ARGENTINA LDC                       1           -            -  $    -

ENTERGY POWER
GENERATION SRL

Common Stock            ENTERGY POWER NOGALES LDC           1           -            -  $    -              Section 33(c)

ENTERGY POWER BJE
HOLDING LTD

Paid-in-Capital         ENTERGY POWER DEVELOPMENT           -           -            -  $  526,567          Section 33(c)
Common Stock            CORPORATION                       100           -            -  $      100



ENTERGY POWER BJE
HOLDING , LTD

Paid-in-Capital         ENTERGY POWER BJE HOLDING           -           -            -  $    3,000          Section 33(c)
                        LTD

ENTERGY POWER  LIBERTY
LTD

Common Stock            ENTERGY PAKISTAN LTD              100           -            -  $      100          Section 33(c)


ENTERGY DO BRASIL LTDA

Return-of-Capital       ENTERGY POWER BJE HOLDING           -           -            -  $1,850,500          Section 33(c)
                        LTD

BOM JARDIM ENERGETICA
LTDA

Paid-in-Capital         ENTERGY POWER BJE HOLDING           -           -            -  $  325,000          Section 33(c)
                        LTD

ENTERGY GLOBAL TRADING
HOLDINGS LTD

Paid-in-Capital         ENTERGY POWER DEVELOPMENT           -           -            -  $5,000,000          Section 33(c)
Common Stock            CORPORATION                     1,000           -            -  $    1,000


                                                  Calendar Year 1998
                        Name of Company                       Number of Shares                                Holding Company
Name of Issuer          Acquiring, Redeeming                 or Principal Amount                              Act Exemption or
and Security Groups     or Retiring Securities        Acquired   Redeemed    Retired      Consideration       Release Number
EGT HOLDINGS LTD

Common Stock            ENTERGY GLOBAL TRADING        1,000            -              -  $    1,000           Section 33(c)
Paid-in-Capital         HOLDINGS LTD                      -            -              -  $5,000,000

ENTERGY TRADING AND
MARKETING LTD

Common Stock            EGT HOLDINGS LTD              1,000            -              -  $    1,000           Section 33(c)
Paid-in-Capital                                           -            -              -  $4,999,000

ENTERGY POWER SALTEND
HOLDING, LTD

Common Stock            ENTERGY POWER                 2,000            -              -  $       20           Section 33(c)
Paid-in-Capital         DEVELOPMENT CORPORATION           -            -              -  $  460,512


ENTERGY POWER SALTEND,
LTD

Common Stock            ENTERGY POWER                     -            -          1,000  $    1,000           Section 33(c)
                        DEVELOPMENT CORPORATION
                        ENTERGY POWER SALTEND         1,000            -              -  $    1,000
                        HOLDING LTD

ENTERGY POWER DAMHEAD
CREEK HOLDING I, LTD

Common Stock            ENTERGY POWER                 2,000            -              -  $    1,765           Section 33(c)
                        DEVELOPMENT CORPORATION

ENTERGY POWER DAMHEAD
CREEK HOLDING II, LTD

Return of Share         ENTERGY POWER DAMHEAD             -            -              -  $67,191,235          Section 33(c)
Premium                 CREEK HOLDING I, LTD
                        ENTERGY POWER EUROPE              1            -              -  $         1
Common Stock            HOLDING, LTD
                        ENTERGY POWER                     -            -          1,000  $     1,000
                        DEVELOPMENT CORPORATION
                        ENTERGY POWER DAMHEAD           999            -              -  $       999
                        CREEK HOLDING I, LTD
ENTERGY POWER
PROPERTIES
(KINGSNORTH) LIMITED

Common Stock            ENTERGY POWER DAMHEAD         5,002            -              -  $         4          Section 33(c)
                        CREEK HOLDING II, LTD
ENTERGY POWER DAMHEAD
CREEK HOLDING III, LTD

Common Stock            ENTERGY POWER DAMHEAD         2,000            -              -  $        20          Section 33(c)
                        CREEK HOLDING II, LTD



                                                  Calendar Year 1998
                        Name of Company                       Number of Shares                                Holding Company
Name of Issuer          Acquiring, Redeeming                 or Principal Amount                              Act Exemption or
and Security Groups     or Retiring Securities        Acquired   Redeemed    Retired      Consideration       Release Number
DAMHEAD CREEK HOLDING
LTD

Common Stock            ENTERGY POWER DAMHEAD              2           -            -  $          4           Section 33(c)
                        CREEK HOLDING III, LTD

DAMHEAD CREEK LIMITED

Common Stock            ENTERGY POWER DAMHEAD              -           -    1,200,101  $ 77,240,894           Section 33(c)
                        CREEK HOLDING II, LTD
                        ENTERGY POWER DAMHEAD      1,200,101           -    1,200,101  $          -
                        CREEK HOLDING III, LTD
                        DAMHEAD CREEK HOLDING     11,200,101           -            -  BPS1,200,101
                        LIMITED


DAMHEAD CREEK FINANCE
LIMITED

Common Stock            DAMHEAD CREEK LTD                200           -            -  $     50,001           Section 33(c)

ENTERGY AUSTRALIA
GENERATION HOLDINGS
LTD

Common Stock            ENTERGY POWER                  1,000           -            -  $          6           Section 33(c)
Paid-in-Capital         DEVELOPMENT CORPORATION            -           -            -  $    934,500

ENTERGY AUSTRALIA
GENERATION LTD

Common Stock            ENTERGY AUSTRALIA              1,000           -            -  $          6           Section 33(c)
Paid-in-Capital         GENERATION HOLDINGS LTD            -           -            -  $    934,500

ENTERGY TARONG COAL
GENERATION PTY LTD

Common Stock            ENTERGY AUSTRALIA              1,000           -            -  $          6           Section 33(c)
                        GENERATION LTD

ENTERGY PEAK DOWNS
GENERATION PTY LTD

Common Stock            ENTERGY AUSTRALIA              1,000           -            -  $          6           Section 33(c)
                        GENERATION  LTD

ENTERGY WANDOAN COAL
RESOURCES PTY LTD

Common Stock            ENTERGY AUSTRALIA              1,000           -            -  $          6           Section 33(c)
Paid-in-Capital         GENERATION LTD                     -           -            -  $    934,500

ENTERGY WANDOAN
GENERATION PTY LTD

Common Stock            ENTERGY AUSTRALIA              1,000           -            -  $          6           Section 33(c)
                        GENERATION LTD





                                                  Calendar Year 1998
                        Name of Company                       Number of Shares                        Holding Company
Name of Issuer          Acquiring, Redeeming                 or Principal Amount                      Act Exemption or
and Security Groups     or Retiring Securities        Acquired   Redeemed    Retired  Consideration   Release Number
ENTERGY POWER
OPERATIONS HOLDINGS
LTD

Paid-in-Capital      ENTERGY POWER                    10             -            -  $    66,760    Section 33(c)
                     OPERATIONS CORPORATION
ENTERGY POWER
OPERATIONS UK LTD

Paid-in-Capital      ENTERGY POWER                 1,000             -            -  $    66,760    Section 33(c)
                     OPERATIONS HOLDINGS LTD
ENTERGY POWER
OPERATIONS DAMHEAD
CREEK CORPORATION

Common Stock         ENTERGY POWER                   999             -            -  $       999    Section 33(c)
                     OPERATIONS CORPORATION
                     DAMHEAD CREEK FINANCE             1             -            -  $         1
                     LTD

ENTERGY POWER CHINA
HOLDINGS LTD

Common Stock         ENTERGY POWER                 2,000             -            -  $        20    Section 33 (c)
Paid-in-Capital      INTERNATIONAL HOLDINGS            -             -            -  $23,244,119
                     CORPORATION
ENTERGY POWER
INTERNATIONAL
HOLDING I, LTD

Common Stock         ENTERGY POWER                     -             -           10  $        10    Section 33(c)
                     INTERNATIONAL HOLDINGS
                     CORPORATION                      10             -            -  $        10
                     ENTERGY POWER CHINA
                     HOLDINGS, LTD

ENTERGY POWER
INTERNATIONAL
HAIAN, LTD

Common Stock         ENTERGY POWER                   100             -            -  $       100    Section 33(c)
                     INTERNATIONAL HOLDING
                     I, LTD

ENTERGY NUCLEAR,
INC. **
Capital Stock (Sale  ENTERGY CORPORATION           3,000             -            -  $ 3,078,318    HCAR No. 26322
by EEI)

ENTERGY OPERATIONS
SERVICES, INC.**

Capital Stock (Sale  ENTERGY CORPORATION           2,580             -            -  $ 1,913,947    HCAR No. 26322
by EEI)

* See  annexed schedules (Exhibit F) which identify the amount acquired,  redeemed or retired for each series or issue.
**No   additional    Commission  approval  was   required   for   Entergy's
  acquisition of the securities of ENI and EOSI since, at the time  of  the subject  transaction,  ENI  and  EOSI were  existing  Entergy  subsidiary companies,  the securities of which had already been acquired by  Entergy
  (indirectly  through EEI) pursuant to Commission order  HCAR  No.  26322,
  dated  June  30,  1995.   Accordingly,  the  sale  and  transfer  of  the
  securities  from EEI to Entergy on May 5, 1998 was not a new  acquisition of  securities requiring separate Commission approval pursuant to Section
  9(a)(1).

ITEM 5.   INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES

(1)        Investments In Persons (Not Exceeding $100,000) Operating
           Within Retail Service Area of Owner
                                                                     Amount of
Name of Owner           Number of Persons and Description           Investment

Entergy Arkansas        One: a development corporation                $1,000

Entergy Mississippi     Two: industrial parks                         13,500
                                                                     -------
                                                  Total              $14,500
                                                                     =======


(2)                            Other Investments

                  Name of Issuer and a Description                            Number of Shares  % of Voting       Carrying
Name of Owner            of the Issuer's Business         Security Owned           Owned           Power       Value to Owner
Entergy Arkansas  Capital Avenue Development              90.171%
                   Company (limited partnership           Limited
                   engaged in the business of             Partnership
                   constructing, owning,                  Interest                           -            -  $         2,176,050
                   maintaining, operating and
                   leasing a 40-story commercial
                   office building)

Entergy           First Pacific Networks, Inc.            Common Stock,              1,715,235          7.9                    -
Enterprises, Inc. ( A communications company, developing  (.001 Par)
                  jointly with Entergy, utility
                  applications of patented communication
                  technology)

Entergy           Distrilec S.A. - Edesur Debt            10% interest               9,911,200        10.00           58,211,143
Power Edesur      (Consortium of non-affiliated
Holding, Ltd.     companies which acquired a
                  51% interest in Edesur S.A.'s
                  distribution system for the southern
                  half of the city of Buenos Aires,
                  Argentina)

Entergy S.A.      Central Costanera S.A.                  6% interest                8,081,160         6.00           10,524,005
                  (Owner of a 1,260 MW fossil-fuel
                  steam electric generating facility
                  located in Buenos Aires, Argentina)

Entergy Power     Central  Termoelectric  Buenos  Aires,  7.8% interest              3,301,378         7.80            3,673,508
CBA Holding Ltd.  S.A.
                  (Owner of a 220 MW combined cycle gas
                  turbine located at the Central
                  Costanera Power Plant in Buenos Aires,
                  Argentina)

Entergy           Hub Power Company, Ltd.                 4.8% interest             55,671,721         4.80           14,729,993
Pakistan, Ltd.    (Owner of a 4 unit, 1,292 MW oil-
                  fired    steam   electric   generating
                  facility located near Karachi,
                  Pakistan at the mouth of the Hub River)
                                                                                                                     -----------
                                                                                                                     $89,314,699
                                                                                                                     ===========



ITEM 6.   OFFICERS AND DIRECTORS

ITEM 6.  Part I - Names, Addresses, and Positions Held

  ETR       =  Entergy Corporation
  EAI       =  Entergy Arkansas, Inc.
  EGSI      =  Entergy Gulf States, Inc.
  ELI       =  Entergy Louisiana, Inc.
  EMI       =  Entergy Mississippi, Inc.
  ENOI      =  Entergy New Orleans, Inc.
  ESI       =  Entergy Services, Inc.
  EIL       =  Entergy International Ltd. LLC

      As of December 31, 1998        ETR   EAI   EGSI   ELI   EMI  ENOI   ESI    EIL
 Cecil L. Alexander                       VP
   P. O. Box 551
   Little Rock,  AR 72203
 Kay Kelley Arnold                                                         VP
   P. O. Box 551
   Little Rock,  AR 72203
 Michael D. Bakewell                                                       VP
   350 Pine Street
   Beaumont, TX  77701
 Michael B. Bemis                                                          EVP    P
   P. O. Box 551
   Little Rock,  AR  72203
 W. Frank Blount                    D
   Telstra Communications Corp.
   Level 15, Telstra House
   231 Elizabeth Street
   Sydney, NSW 2000 Australia
 S.M. Henry Brown, Jr.                                                     VP
   1776 I St., NW
   Suite 275
   Washington,  D.C.  20006
 James D. Bruno                                 VP     VP                   VP
   4809 Jefferson Hwy.
   Jefferson,  LA  70121
 C. Gary Clary                            SVP   SVP    SVP    SVP    SVP   SVP
   639 Loyola Avenue
   New Orleans,  LA  70113
 Elaine Coleman                                                      VP
   639 Loyola Avenue
   New Orleans, LA  70113
 John A. Cooper, Jr.                D
   1801 Forest Hills Blvd.
   Bella Vista,  AR  72714-2399
 John J. Cordaro                                P      P
   639 Loyola Avenue                            D      D
   New Orleans,  LA  70113                      CEO    CEO
 Bill F. Cossar                                               VP
   P.O. Box 1640
   Jackson, MS  39215-1640
 S. G.  Cunningham                              VP     VP
   639 Loyola Avenue
   New Orleans, LA  70113


      As of December 31, 1998        ETR   EAI    EGSI  ELI   EMI  ENOI   ESI    EIL
 Robert L. Cushman                                                          VP     VP
   639 Loyola Avenue
   New Orleans, LA  70113
 George W. Davis                    D
  41 Manters Point
  Plymouth, MA  02360
 Joseph F. Domino                                P
   5485 Highway 61                               CEO
   St. Francisville, LA  70775
 Johnny  D. Ervin                                                           SVP
   639 Loyola Avenue
   New Orleans, LA  70113
 Kent R. Foster                                                             VP
   P.O. Box 551
   Little Rock,  AR  72203
 Norman C. Francis                  D
   7325 Palmetto Street
   New Orleans,  LA  70125
 Gary Fuqua                                                                 VP
   639 Loyola Avenue
   New Orleans, LA  70113
 Frank F. Gallaher                  GP    EVP    EVP    EVP    EVP    EVP   EVP
   639 Loyola Avenue                CUOO  CUOO   CUOO   CUOO   CUOO   CUOO  CUOO
   New Orleans, LA  70113                 D      D      D      D            D
 William  D. Hamilton                                                       VP
   P. O. Box 8082
   Little Rock,  AR  72203
 Laurence M. Hamric                                                                S
   639 Loyola Avenue                                                               VP
   New Orleans, LA  70113
 David  C. Harlan                                                           VP
   639 Loyola Avenue
   New Orleans, LA  70113
 Randall W. Helmick                              VP     VP
   446 N. Boulevard
   Baton Rouge, LA  70802
 Donald C. Hintz                    GP    EVP    EVP    EVP    D            EVP
   1340 Echelon Parkway             CNOO  CNOO   CNOO   CNOO                CNOO
   Jackson,  MS 39213                     D      D      D                   D
 Jill I. Israel                                                             VP
   639 Loyola Avenue
   New Orleans, LA  70113
 Jerry D. Jackson                   EVP   EVP    EVP    EVP    EVP    EVP   EVP
   639 Loyola Avenue                CAdO  CAdO   CAdO   CAdO   CAdO   CAdO  CAdO
   New Orleans, LA 70113                  D      D      D      D      D     D
 Robert A. Keegan                                                                  VP
   4 Park Plaza
   Irvine, CA  92614
 R. Drake  Keith                          P
   P. O. Box 551                          D
   Little Rock,  AR  72203                CEO
 J. F.  Kenney                                                              VP
   Parkwood 2, 10055
   Grogans Mill Road,  Suite 300
   The Woodlands, TX  77380

      As of December 31, 1998        ETR   EAI    EGSI  ELI   EMI  ENOI   ESI    EIL
 Nathan E. Langston                 VP    VP     VP     VP     VP    VP    VP     VP
   639 Loyola Avenue                CAO   CAO    CAO    CAO    CAO   CAO   CAO    CAO
   New Orleans,  LA  70113
 Peter H. Lendrum                                                          VP
   P. O. Box 551
   Little Rock,  AR  72203
 J. Wayne Leonard                   P     COB    COB    COB    COB   VC    P
   639 Loyola Avenue                COO   COO    COO    COO    COO   COO   COO
   New Orleans,  LA  70113                D      D      D      D     D     D
 Robert v.d. Luft                   COB                              COB   CEO
   P. O. Box 217                    D                                D     COB
   700 Fairville Road               CEO                                    D
   Chadds Ford, PA  19317
 Edwin Lupberger (a)                COB   COB    COB    COB    COB   COB   COB
   639 Loyola Avenue                CEO   CEO    CEO    CEO    CEO   CEO   CEO
   New Orleans,  LA  70113          D     D      D      D      D     D     D
 John  R. Marshall                                                         VP
   P.O. Box 551
   Little Rock,  AR  72203
 Jerry L. Maulden                   VC    VC     VC     VC     VC    VC    VC
   P.O. Box 551                           D      D      D      D           D
   Little Rock,  AR  72203
 J. Parker McCollough                            VP
   919 Congress Avenue, Suite 740
   Austin,  TX 78701
 Kinnaird R. McKee                  D
   214 S. Morris St.
   Oxford, MD  21654
 Steven C. McNeal                   VP    VP     VP     VP     VP    VP    VP     VP
   639 Loyola Avenue                T     T      T      T      T     T     T      T
   New Orleans,  LA  70113
 Donald E. Meiners                                             P
   308 East Pearl Street                                       D
   Jackson,  MS 39201                                          CEO
 James E. Moss                                                             VP
   639 Loyola Avenue
   New Orleans, LA  70113
 Paul W. Murrill                    D
   206 Sunset Blvd.
   Baton Rouge,  LA 70808
 James R. Nichols                   D
   50 Congress Street, Suite 832
   Boston, MA 2109
 Frederick F. Nugent                                                              VP
   4 Park Plaza, Suite 2000
   Irvine, CA  92614
 Eugene H. Owen                     D
   8755 Goodwood Blvd.
   Baton Rouge, LA  70806
 Daniel F. Packer                                                    P
   639 Loyola Avenue                                                 D
   New Orleans,  LA  70113                                           CEO
 John N. Palmer                     D
   P.O. Box 2469
   Jackson,  MS  39225-2469

      As of December 31, 1998       ETR   EAI    EGSI   ELI   EMI   ENOI   ESI    EIL
 Ronald E. Phillips                                                         VP
   639 Loyola Avenue
   New Orleans,  LA   70113
 Robert D. Pugh                     D
   P.O. Box 159
   Portland,  AR  71663
 William J. Regan, Jr.                                                      VP
   639 Loyola Avenue
   New Orleans,  LA  70113
 Jim  Rider                                                                 VP
   639 Loyola Avenue
   New Orleans,  LA  70113
 Wm. Clifford  Smith                D
   P.O. Box 2266
   Houma,  LA 70361
 Bismark A. Steinhagen              D
   Steinhagen Oil Company
   P. O. Box 20037
   Beaumont, TX  77720-0037
 Michael G. Thompson                SVP   SVP    SVP    SVP    SVP    SVP   SVP
   639 Loyola Avenue                S     S      S      S      S      S     S
   New Orleans,  LA  70113          GC    GC     GC     GC     GC     GC    GC
 C. Hiram Walters                         VP            VP                  VP
   308 East Pearl Street
   P. O. Box 1640
   Jackson,  MS  39215-1640
 Eric R. Whiteside                                                          VP
   639 Loyola Avenue
   New Orleans,  LA  70113
 C. John Wilder                     EVP   EVP    EVP    EVP    EVP    EVP   EVP    VP
   639 Loyola Avenue                CFO   CFO    CFO    CFO    CFO    CFO   CFO    CFO
   New Orleans,  LA  70113
 John H. Zemanek                                                            VP
   639 Loyola Avenue
   New Orleans,  LA  70113


(a) Resigned from Entergy in May 1998.

COB  =  Chairman of the Board         CAO   =  Chief Accounting Officer
VC   =  Vice Chairman                 CAdO  =  Chief Administrative Officer
CEO  =  Chief Executive Officer       CFO   =  Chief Financial Officer
GP   =  Group President               COO   =  Chief Operating Officer
P    =  President                     CNOO  =  Chief Nuclear Operating Officer
SVP  =  Senior Vice President         CUOO  =  Chief Utility Operating Officer
EVP  =  Executive Vice President      T     =  Treasurer
VP   =  Vice President                S     =  Secretary
D    =  Director                      GC    =  General Counsel


SERI  =   System Entergy Resources, Inc.
EOI   =   Entergy Operations, Inc.
EPI   =   Entergy Power, Inc.
SFI   =   System Fuels, Inc.
VARI  =   Varibus Corporation
POGI  =   Prudential Oil and Gas, Inc.
SGRC  =   Southern Gulf Railway Company
GSG&T =   GSG&T, Inc.


      As of December 31, 1998       SERI   EOI   EPI   SFI    VARI  POGI   SGRC  GSG&T
 Christopher J. Bernard                         GC
   10055 Grogan's Mill Road
   The Woodlands, TX  77380
 Joseph L. Blount                   S     S
   1340 Echelon Parkway
   Jackson, MS 39213
 Charles J. Brown, III                          VP
   4 Park Plaza, Suite 2000
   Irvine, CA  92614
 C. Gary Clary                            SVP
   639 Loyola Avenue
   New Orleans, LA  70113
 Robert J. Cushman                              VP
   4 Park Plaza, Suite 2000
   Irvine, CA  92614
 Charles M. Dugger                        VP
   P. O. Box B
   Killona, LA  70066
 William A. Eaton                         VP
   Waterloo Road
   Port Gibson, MS  39150
 Randall K. Edington                      VP
   5485 U. S. Highway 61
   St. Francisville, LA  70775
 Kent R. Foster                                        D      D      D     D     D
   P.O. Box 551
   Little Rock,  AR 72203
 Frank F. Gallaher                                     COB    COB    COB   COB   COB
   639 Loyola Avenue                                   D      D      D     D     D
   New Orleans, LA  70113
 Donald C. Hintz                    CEO   CEO          D      D      D     D     D
   1340 Echelon Parkway             P     P
   Jackson,  MS 39213               D     D
 C. Randy Hutchinson                      VP
   P. O. Box 756
   Port Gibson,  MS  39150
 J. F. Kenney                                          P      P      P     P     P
   Parkwood 2, 10055                                   CEO    CEO    CEO   CEO   CEO
   Grogans Mill Road, Suite 300                        D      D      D     D     D
   The Woodlands, TX  77380
 Nathan E. Langston                 VP    VP
   639 Loyola Avenue                CAO   CAO
   New Orleans, LA  70113
 J. Wayne Leonard                   D     D
   639 Loyola Avenue
   New Orleans, LA  70113


      As of December 31, 1998       SERI   EOI   EPI    SFI   VARI POGI  SGRC  GSG&T
 Robert v.d. Luft                   COB   COB
   P. O. Box 217                    D     D
   700 Fairville Road
   Chadds Ford, PA  19317
 Edwin Lupberger  (a)               COB   COB   CEO
   639 Loyola Avenue                D     D
   New Orleans,  LA 70113
 Shahid J. Malik                                P
   10055 Grogan's Mill Road                     CEO
   The Woodlands, TX  77380                     D
 Jerry L. Maulden                   D     D
   P.O. Box 551
   Little Rock, AR 72203
 John R. McGaha                           EVP
   P. O. Box 220                          COO
   St. Francisville,  LA  70775
 Steven C. McNeal                   VP    VP    T      VP     VP     VP    VP    VP
   639 Loyola Avenue                T     T            T      T      T     T     T
   New Orleans, LA  70113
 D. Lamar Miller                                CFO
   10055 Grogan's Mill Road
   The Woodlands, TX  77380
 Michael G. Thompson                            S      SVP    SVP    SVP   SVP   SVP
   639 Loyola Avenue                            D      S      S      S     S     S
   New Orleans,  LA 70113
 F. W.  Titus                             VP
   1340 Echelon Parkway
   Jackson,  MS  39213
 C. John Wilder                     EVP   EVP   D      EVP    EVP    EVP   EVP   EVP
   639 Loyola Avenue                CFO   CFO          CFO    CFO    CFO   CFO   CFO
   New Orleans, LA  70113

(a) Resigned from Entergy in May 1998.


COB   =   Chairman of the Board       CAO  =    Chief Accounting Officer
CEO   =   Chief Executive Officer     CFO  =    Chief Financial Officer
P     =   President                   COO  =    Chief Operating Officer
SVP   =   Senior Vice President       GC   =    General Counsel
EVP   =   Executive Vice President
VP    =   Vice President
T     =   Treasurer
S     =   Secretary
D     =   Director


EEI    =  Entergy Enterprises, Inc.
EOSI   =  Entergy Operations Services, Inc.
EBSI   =  Entergy Business Solutions, Inc.
ENI    =  Entergy Nuclear, Inc.
EPDC   =  Entergy Power Development Corporation
EPGC   =  Entergy Power Generation Corporation
EPIHC  =  Entergy Power International Holdings Corporation
EPMC   =  Entergy Power Marketing Corporation
EPOC   =  Entergy Power Operations Corporation
ETHC   =  Entergy Technology Holding Company

      As of December 31, 1998        EEI  EOSI  EBSI  ENI  EPDC  EPGC  EPIHC   EPMC  EPOC    ETHC
 Christopher J. Bernard                                                         GC
   10055 Grogan's Mill Road
   The Woodlands, TX  77380
 Charles J. Brown, III              GP                      D     D      D      VP    D
   4 Park Plaza, Suite 2000                                 P     P      P            P
   Irvine,  CA  92614
 David W. Carter                    VP
   333 Six Forks Road
   Raleigh,  NC  27609
 Douglas Castleberry                                                                           VP
   Three Financial Centre
   Little Rock, AR  72211
 Mark Clarke                                                                          D
   4 Park Plaza, Suite 2000                                                           VP
   Irvine, CA  92614
 Robert J. Cushman                                          VP    VP     VP     VP    VP
   4 Park Plaza, Suite 2000
   Irvine, CA  92614
 Lawrence S. Folks                  VP                      VP           VP
   4 Park Plaza, Suite 2000
   Irvine,  CA  92614
 William R. Ford, Jr.                                       VP
   Amp Centre
   50 Bridge Street
   Sydney, NSW 2000 Australia
 Gary Fuqua                         D           P                                              D
   639 Loyola Avenue                VP          CEO                                            P
   New Orleans, LA  70113           T
 Frank F. Gallaher                        COB
   639 Loyola Avenue                      D
   New Orleans, LA  70113
 Stephen B. Gross                                                        PD
   4 Park Plaza, Suite 2000
   Irvine, CA  92614
 Donald C. Hintz                                     COB
   1340 Echelon Parkway                              CEO
   Jackson, MS  39213                                D
 Jerry D. Jackson                   D
   639 Loyola Avenue                COB
   New Orleans, LA 70113
 R. A. Keegan                       VP                      VP    VP
   4 Park Plaza, Suite 2000
   Irvine, CA  92614


      As of December 31, 1998        EEI  EOSI  EBSI   ENI    EPDC  EPGC    EPIHC  EPMC EPOC  ETHC
 Nathan E. Langston                       D
   639 Loyola Avenue
   New Orleans, LA  70113
 J. Wayne Leonard                               D      D                                       D
   639 Loyola Avenue
   New Orleans, LA  70113
 John J. Ludwig                     VP                        VP                         VP
   4 Park Plaza, Suite 2000                                                              D
   Irvine, CA  92614
 Robert v.d. Luft                                      D
   639 Loyola Avenue
   New Orleans, LA  70113
 Edwin Lupberger (a)                COB                       CEO                 CEO    CEO   COB
   639 Loyola Avenue                P                                                          D
   New Orleans,  LA 70113           D
 Shahid J. Malik                    SVP                                           P
   Parkwood II Building                                                           CEO
   10055 Grogans Mill Road                                                        D
   The Woodlands, TX  77380
 Jerry L. Maulden                                      D
   P. O. Box 551
   Little Rock, AR  72203
 Steven C. McNeal                         VP           VP     VP    VP     VP     T      VP    VP
   639 Loyola Avenue                      T            T      T     T      T             T     T
   New Orleans, LA  70113
 D. Lamar Miller                                                                  CFO
   10055 Grogan's Mill Road
   The Woodland's, TX  77380
 James E. Moss                      VP
   639 Loyola Avenue
   New Orleans, LA  70113
 Frederick Nugent                                                          VP            VP
   4 Park Plaza, Suite 2000                                                              S
   Irvine, CA  92614                                                                     D
 Stephen T. Refsell                                                                            VP
   Three Financial Centre                                                                      GC
   900 South Shackleford
   Suite 210
   Little Rock, AR  72211
 William J. Regan, Jr.              VP          VP                                             VP
   639 Loyola Avenue                            D                                              D
   New Orleans,  LA 70113
 James R. Rider                           D
   350 Pine Street                        P
   Beaumont, TX  77701                    CEO
 Carolyn C. Shanks                                     VP
   308 Pearl Street
   Jackson, MS  39201
 David  Stoner                      VP                        VP
   2 George Yard Lombard
   London, EC3V 9DH


      As of December 31, 1998        EEI  EOSI  EBSI   ENI    EPDC  EPGC   EPIHC  EPMC  EPOC   ETHC
 Michael G. Thompson                SVP   SVP   S      SVP    SVP   SVP    SVP    S      SVP   SVP
   639 Loyola Avenue                S     S            S      S     S      S      D      S     S
   New Orleans,  LA 70113                                     D     D      D                   GC
 C. John Wilder                     D     EVP   COB    EVP    D     D      D      D      EVP   D
   639 Loyola Avenue                      CFO   D      CFO    EVP   EVP    EVP                 EVP
   New Orleans, LA  70113                                                                      CFO
 Jerry W. Yelverton                                    P
   1340 Echelon Parkway                                COO
   Jackson, MS  39213


(a) Resigned from Entergy in May 1998.


COB    =    Chairman of the Board        T  =    Treasurer
CEO    =    Chief Executive Officer      S  =    Secretary
COO    =    Chief Operating Officer      D  =    Director
P      =    President                    CFO =   Chief Financial Officer
SVP    =    Senior Vice President        GC =    General Counsel
EVP    =    Executive Vice President
VP     =    Vice President

ITEM 6. Part II - Financial Connections

                            As of December 31, 1998

                                 Name and Location                         Position                 Applicable
  Name of Officer                       of                             Held in Financial          Exemption Rule
    or Director                Financial Institution                      Institution                  (4)
        (1)                             (2)                                   (3)
W. Frank Blount      First Union National Bank                             Director              70(b)
                     Atlanta, Georgia

John A. Cooper       First National Bank of Sharp County                Honorary Director and    70(a)
                     Ash Flat, AR                                        Shareholder*

Norman C. Francis    Liberty Financial Services/Liberty Bank               Director              70(a)
                     New Orleans, LA

                     The Equitable Life Assurance Society                  Director              70(b)
                     New York, NY

Edwin  Lupberger     Bank One Louisiana                                Advisory Director         70(a), (c), (d),
                     New Orleans, LA                                                             (e), (f)

Donald E. Meiners    Trustmark Corporation                                 Director              70(c), (f)
                     Jackson, MS

                     Trustmark National Bank                               Director              70(c), (f)
                     Jackson, MS

John N. Palmer       First American Corporation                            Director              70(a)
                     Jackson, MS

Robert D. Pugh       Portland Bankshares, Inc.                     Director and Stockholder*     70(a)
                     Portland, AR

                     Portland Bank                                         Director              70(a)
                     Portland , AR



* Holds, with power to vote, five percent or more of the outstanding voting securities.


Item 6. Part III (a) - Executive Compensation


                         Summary Compensation Table

      The following table includes the Chief Executive Officers and the four other most highly compensated executive officers in office as of December 31, 1998 at Entergy Corporation, Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., System Energy Resources, Inc., Entergy Services, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Enterprises, Inc., Entergy Power, Inc., Entergy Power Generation Corporation, Entergy Power Marketing Corporation, Entergy Power Development Corporation, Entergy Power Operations Corporation, Entergy Business Solutions, Inc., Entergy Nuclear, Inc., Entergy Operations Services, Inc., Entergy Technology Holding Company, Entergy International Ltd., LLC, Entergy Power International Holdings Corporation, Varibus Corporation, Prudential Oil and Gas, Inc., Southern Gulf Railway Company, and GSG&T, Inc. (collectively, the "Named Executive Officers"). The table also includes Edwin Lupberger who would have been included as one of the four most highly compensated officers but for the fact that he was not serving as an executive officer at the end of the fiscal year. This determination was based on total annual base salary and bonuses from all Entergy sources earned during the year 1998. See Item 6. Part I, "Names, Addresses, and Positions Held", above for information on the principal positions of the Named Executive Officers in the table below.

      As shown in Item 6. Part I, most Named Executive Officers are employed by several Entergy companies. Because it would be impracticable to allocate such officers' salaries among the various companies, the table below includes aggregate compensation paid by all Entergy companies.

                                                                   Long-Term Compensation
                                        Annual Compensation                Awards
                                                                   Restricted   Securities         (a)
                                                    Other Annual     Stock      Underlying      All Other
         Name            Year     Salary   Bonus    Compensation     Awards      Options       Compensation

Michael B. Bemis         1998   $339,731   $396,500    $741,681 (e)    (b)        2,500 shares    $11,895
                         1997    314,154          0     734,368 (e)    (b)        5,000            11,736
                         1996    297,115    168,125      43,884        (b)        5,000            12,813

Charles J. Brown, III    1998   $273,762   $178,429     $90,713 (e)    (b)        1,250 shares    $22,355
                         1997    212,412     73,810     387,833 (e)    (b)        2,500             4,936
                         1996    175,000     87,500     195,742        (b)            0                 0

C. Gary Clary            1998   $226,662   $168,089      $9,959        (b)        1,250 shares     $5,017
                         1997    170,731     36,086      23,072        (b)        2,500 shares      5,122
                         1996    144,319     88,852      37,921        (b)            0             6,426

John J. Cordaro          1998   $227,556    $67,211     $45,209        (b)        1,250 shares     $5,833
CEO - EGSI and ELI       1997    206,410          0      37,986        (b)        2,500             6,192
                         1996    199,141     79,012      23,052        (b)        2,500             9,873

Robert J. Cushman        1998   $251,925   $261,638     $72,881        (b)        1,250 shares     $9,432
                         1997    209,261     83,350     146,494 (e)    (b)        2,500            65,898
                         1996    176,000     88,000      17,228        (b)            0             6,780

Joseph F. Domino         1998   $164,011    $39,492      $4,558        (b)            0 shares     $5,409
CEO - EGSI-Texas         1997    138,374          0      16,205        (b)            0                 0
                         1996    132,138     34,080      20,900        (b)            0                 0

Lawrence Folks           1998   $233,507    $80,155      $9,583        (b)        1,250 shares     $7,604
                         1997    214,768     85,584      21,163        (b)        2,500             6,321
                         1996    175,000     87,500       4,875        (b)            0             9,149

Gary Fuqua               1998   $105,112   $194,187     $18,682        (b)            0 shares    $23,984
CEO - EBSI

Frank F. Gallaher        1998   $382,829   $280,747     $89,137        (b)        2,500 shares    $12,396
                         1997    327,385          0      11,132        (b)        5,000             9,822
                         1996    276,538    130,150      35,641        (b)        5,000            10,321

Laurence M. Hamric       1998   $188,609    $96,151      $9,578        (b)            0 shares     $4,829
                         1997    164,005          0       5,135        (b)            0             4,992
                         1996    156,312     47,030      11,014        (b)            0             8,588

Donald C. Hintz          1998   $423,379   $310,571     $28,508        (b)        2,500 shares    $14,236
CEO - SERI, EOI, and     1997    365,077          0      18,245        (b)        5,000            10,952
  ENI                    1996    343,269    231,299      12,516        (b)        5,000            14,197

C. Randy Hutchinson      1998   $200,206   $113,148     $10,574        (b)        1,250 shares     $1,493
                         1997    177,273     52,007       5,962        (b)        2,500             1,423
                         1996    160,684     61,344       7,790        (b)            0             6,453

Jerry D. Jackson         1998   $408,456   $348,156     $59,630        (b)        2,500 shares    $13,849
                         1997    342,077          0      56,359        (b)        5,000            10,262
                         1996    332,115    209,489      37,928        (b)        5,000            13,862

R. A. Keegan             1998   $194,822    $52,330     $20,478        (b)        1,250 shares    $11,856
                         1997    184,128    109,506      52,581        (b)        2,500 shares     66,429
                         1996    176,000     75,508      20,195        (b)            0             5,280

R. Drake Keith           1998   $289,145   $165,582     $67,239        (b)        1,250 shares    $10,259
CEO - EAI                1997    276,728          0      41,230        (b)        2,500             8,292
                         1996    275,343    108,927      27,621        (b)        2,500            11,413

James F. Kenney          1998   $189,725   $112,948     $40,766        (b)        1,250 shares     $4,863
CEO - SFI, VARI          1997    171,605     39,818      27,299        (b)        2,500            13,806
  POGI, SGRC, and        1996    161,894     63,218       9,580        (b)        2,500             7,693
  GSG&T

Nathan E. Langston       1998   $158,563   $111,125     $21,953        (b)            0 shares     $5,243
                         1997    131,660     10,504      17,462        (b)            0                 0
                         1996    127,089     23,551      15,149        (b)            0                 0

J. Wayne Leonard (d)     1998   $412,843 $1,145,416     $65,787 (e) $796,860(b)(c)    0 shares    $18,125
CEO - ETR, ESI

John J. Ludwig           1998   $225,038    $70,293     $37,513        (b)            0 shares     $6,392
                         1997    206,343     81,900      57,788        (b)            0            43,583
                         1996    134,615     66,667      36,750        (b)            0            29,025

Robert v.d. Luft (d)     1998   $473,846   $760,925      $1,190  $303,959(b)(c)  40,000 shares       $  0

Edwin Lupberger (d)      1998   $589,231   $441,336     $94,867        (b)        5,000 shares $11,081,645(f)
                         1997    785,385          0     271,422        (b)       10,000            23,562
                         1996    735,577    448,794     123,601        (b)       10,000            23,567

Shahid J. Malik          1998   $325,283   $      0     $11,015  $595,000(b)(c)   1,250 shares     $9,288
CEO - EPI and EPMC       1997    164,364     68,415      19,986        (b)            0                 0
                         1996          0          0           0        (b)            0                 0

Jerry L. Maulden         1998   $476,287   $388,022     $42,712        (b)        2,500 shares    $17,782
                         1997    445,615          0      67,485        (b)        5,000            13,369
                         1996    435,000    260,301      27,056        (b)        5,000            14,550

John R. McGaha           1998   $213,724   $129,348     $41,423        (b)            0 shares     $4,900
                         1997    177,172     51,101      12,639        (b)        2,500             5,315
                         1996    166,852     77,167      15,042        (b)            0             6,506

Steven C. McNeal         1998   $154,721    $94,400      $4,432        (b)            0 shares     $5,145
                         1997    122,474      9,818      14,237        (b)            0
                         1996    116,364     21,649      10,491        (b)            0

Donald E. Meiners        1998   $268,345   $148,734     $60,353        (b)        1,250 shares     $9,388
CEO - EMI                1997    255,410          0      33,748        (b)        2,500             7,662
                         1996    254,064    100,536      37,021        (b)        2,500            10,775

Frederick Nugent         1998   $187,811    $78,122     $31,885        (b)            0 shares    $12,785
                         1997    166,089     70,363      75,529        (b)            0            67,111
                         1996    147,000     66,150      21,850        (b)            0             6,506

Daniel F. Packer         1998   $170,326   $123,513     $54,208 (e)    (b)            0 shares     $4,018
CEO - ENOI               1997    147,077          0      96,097 (e)    (b)            0             3,028
                         1996    135,292     39,363      31,391 (e)    (b)            0             6,428

William J. Regan, Jr.    1998   $209,600    $75,337     $25,058        (b)        1,250 shares     $5,622
                         1997    195,379     36,448      13,740        (b)        2,500             5,861
                         1996    190,000     81,132      20,684        (b)            0             8,852

James R. Rider           1998   $194,926   $128,589     $36,770        (b)        1,250 shares     $4,756
CEO - EOSI               1997    172,826     40,898      29,547        (b)        2,500 shares      5,185
                         1996    158,627     57,856      33,523        (b)            0             6,476

Michael G. Thompson      1998   $309,958   $283,935     $25,200   $60,874(b)(c)   2,500 shares    $10,091
                         1997    259,315          0      12,856        (b)        5,000             7,729
                         1996    245,960    132,620      20,640        (b)        5,000            11,278

C. John Wilder           1998   $201,413   $513,106      $7,255   $758,560(b)(c)      0 shares     $3,300

Jerry W. Yelverton       1998   $282,410   $184,959     $22,068        (b)        1,250 shares     $8,886
                         1997    227,928          0      19,143        (b)        2,500             6,954
                         1996    223,090    122,125      14,809        (b)        2,500            25,622

(a)  Includes the following:

     (1) 1998 benefit accruals under the Defined Contribution Restoration Plan as follows: Mr. Bemis, $6,407; Mr. Clary, $18; Mr. Cordaro, $345; Mr. Cushman, $2,292; Mr. Folks, $179;
          Mr. Gallaher, $6,908; Mr. Hamric, $41; Mr. Hintz, $8,748; Mr. Hutchinson, $5; Mr. Jackson, $8,361; Mr. Keegan, $45; Mr. Keith, $4,771; Mr. Kenney, $72; Mr. Lupberger, $16,131; Mr.
          Malik,  $4,646;  Mr. Maulden, $12,982; Mr.  McGaha,  $98;  Mr.
          Meiners, $3,934; Mr. Regan, $134; Mr. Rider, $64; Mr. Thompson, $4,603; and Mr. Yelverton, $3,398.

     (2) 1998 employer contributions to the Entergy Stock Ownership Plan of $688 each for Mr. Bemis, Mr. Brown, Mr. Cordaro, Mr. Domino, Mr. Folks, Mr. Gallaher, Mr. Hintz, Mr. Hutchinson, Mr. Jackson, Mr. Keegan, Mr. Keith, Mr. Langston, Mr. Ludwig, Mr. McNeal, Mr. Meiners, Mr. Nugent, Mr. Regan, Mr. Thompson, and Mr. Yelverton, and $199 for Mr. Clary, and $403 for Mr. Lupberger.

     (3) 1998 employer contributions to the System Savings Plan as follows: Mr. Bemis, $4,800; Mr. Clary, $4,800; Mr. Cordaro, $4,800; Mr. Cushman, $4,826; Mr. Domino, $4,721; Mr. Folks,
          $6,737;  Mr. Gallaher, $4,800; Mr. Hamric, $4,788; Mr.  Hintz,
          $4,800; Mr. Hutchinson, $800; Mr. Jackson, $4,800; Mr. Keegan, $5,414; Mr. Keith, $4,800; Mr. Kenney, $4,791; Mr. Langston,
          $4,555; Mr. Ludwig, $5,704; Mr. Lupberger, $4,800; Mr.  Malik,
          $4,642;  Mr. Maulden, $4,800; Mr. McGaha, $4,802; Mr.  McNeal,
          $4,457;  Mr. Meiners, $4,766; Mr. Nugent, $5,413; Mr.  Packer,
          $4,018;  Mr.  Regan, $4,800; Mr. Rider, $4,692; Mr.  Thompson,
          $4,800; and Mr. Yelverton, $4,800.

     (4)  1998  reimbursements for moving expenses are as follows:
          Mr.  Brown, $21,667; Mr. Cushman, $2,314; Mr. Fuqua,  $23,984;
          Mr.  Keegan, $5,709; Mr. Leonard, $18,125; Mr. Nugent, $6,684;
          and Mr. Wilder, $3,300.

(b) Restricted stock awards in 1998 are reported under the "Long-Term Incentive Plan Awards" table, and reference is made to this table for information on the aggregate number of restricted shares awarded during 1998 and the vesting schedule for such shares. At December 31, 1998, the number and value of the aggregate restricted stock holdings were as follows: Mr. Bemis 13,500 shares, $420,188; Mr. Brown 13,500 shares, $420,188; Mr. Clary 12,392 shares, $385,701; Mr. Cordaro 4,500 shares, $140,063; Mr. Cushman 6,566 shares, $204,367; Mr. Domino 3,252 shares, $101,219; Mr. Folks 6,750 shares, $210,094; Mr. Fuqua 5,636 shares, $175,421; Mr.
     Gallaher 7,497 shares, $233,344; Mr. Hintz 27,006 shares, $840,562;
     Mr. Hutchinson 4,500 shares, $140,063; Mr. Jackson 27,000 shares, $840,375; Mr. Keegan 6,750 shares, $210,094; Mr. Keith 4,500 shares, $140,063; Mr. Kenney 4,500 shares, $140,063; Mr. Langston 4,506 shares, $140,249; Mr. Leonard 85,080 shares, $2,648,115; Mr.
     Ludwig  6,750  shares, $210,094; Mr. Luft 12,766 shares,  $397,342;
     Mr. Lupberger 13,056 shares, $406,368; Mr. Malik 33,500 shares, $1,042,688; Mr. Maulden 13,500 shares, $420,188; Mr. McGaha 4,500 shares, $140,063; Mr. Meiners 4,500 shares, $140,063; Mr. Packer 4,500 shares, $140,063; Mr. Regan 4,500 shares, $140,063; Mr. Rider
     4,500  shares, $140,063; Mr. Thompson 15,500 shares, $482,438;  Mr.
     Wilder 47,777 shares, $1,487,059; and Mr. Yelverton 11,505 shares, $358,093. Accumulated dividends are paid on restricted stock when vested. No restrictions were lifted in 1998, 1997, and 1996. The value of restricted stock holdings as of December 31, 1998 is determined by multiplying the total number of shares held by the closing market price of Entergy Corporation common stock on the New York Stock Exchange Composite Transactions on December 31, 1998 ($31.125 per share).

(c) In addition to the restricted shares granted under the Long Term Incentive Plan Mr. Leonard, Mr. Malik, Mr. Thompson, and Mr. Wilder were granted 30,000, 20,000, 2,000, and 26,000 additional restricted shares, respectively. Restricted shares awarded will vest incrementally over a three-year period, beginning in 1999, based on continued service with Entergy Corporation. Restrictions will be lifted annually. Mr. Luft was granted 12,766 restricted shares. The restrictions on the shares were lifted on January 1, 1999. The value Mr. Leonard, Mr. Malik, Mr. Thompson, and Mr. Wilder may realize is dependent upon both the number of shares that vest and the future market price of Entergy Corporation common stock. Accumulated dividends are not paid on Mr. Leonard's shares and 21,000 shares of Mr. Wilder's restricted stock when vested. Accumulated dividends will be paid on Mr. Luft's shares, Mr. Malik's shares, Mr. Thompson's shares, and 5,000 shares of Mr. Wilder's restricted stock when vested.

(d) Mr. Luft and Mr. Lupberger are included in the compensation table because they served as acting and former Chief Executive Officers of Entergy in 1998, respectively. As of January 1, 1999, Mr. Leonard is the Chief Executive Officer of Entergy.

(e) Includes approximately $730,000 in 1998 and $670,000 in 1997, related to various overseas living expenses, including UK taxes and housing, associated with Mr. Bemis' overseas assignment in London. Includes approximately $71,000 in 1998 and $320,000 in 1997 in living expenses associated with Mr. Brown's overseas assignment in London. Includes $22,500 in 1997 related to living and housing expenses associated with Mr. Cushman's relocation to California. Includes Mr. Leonard's living expenses of approximately $18,000 in 1998. Includes Mr. Packer's living expenses of approximately $24,000 in 1998, $68,000 in 1997, and $11,700 in 1996, including taxes and housing.

(f) Includes $1,338,461 of severance payments; $9,553,226 of a lump sum distribution under the System Executive Retirement Plan (SERP); and a $168,623 payment under the Defined Contribution Restoration Plan.

                            Option Grants in 1998


      The following table summarizes option grants during 1998 to the Named Executive Officers. The absence, in the table below, of any Named Executive Officer indicates that no options were granted to such officer.

                                          Individual Grants                       Potential Realizable
                                           % of Total                                    Value
                           Number of        Options                                at Assumed Annual
                           Securities      Granted to        Exercise                Rates of Stock
                           Underlying      Employees          Price                 Price Appreciation
                            Options            in             (per     Expiration  for Option Term(b)
          Name             Granted (a)        1998          share) (a)    Date     5%            10%
Michael B. Bemis            2,500            2.0%           $ 28.625     1/22/08  $45,005     $114,052
Charles J. Brown, III       1,250            1.0%             28.625     1/22/08   22,503       57,026
C. Gary Clary               1,250            1.0%             28.625     1/22/08   22,503       57,026
John J. Cordaro             1,250            1.0%             28.625     1/22/08   22,503       57,026
Robert J. Cushman           1,250            1.0%             28.625     1/22/08   22,503       57,026
Lawrence S. Folks           1,250            1.0%             28.625     1/22/08   22,503       57,026
Frank F. Gallaher           2,500            2.0%             28.625     1/22/08   45,005      114,052
Donald C. Hintz             2,500            2.0%             28.625     1/22/08   45,005      114,052
C. Randy Hutchinson         1,250            1.0%             28.625     1/22/08   22,503       57,026
Jerry D. Jackson            2,500            2.0%             28.625     1/22/08   45,005      114,052
Robert A. Keegan            1,250            1.0%             28.625     1/22/08   22,503       57,026
R. Drake Keith              1,250            1.0%             28.625     1/22/08   22,503       57,026
James F. Kenney             1,250            1.0%             28.625     1/22/08   22,503       57,026
Robert v.d. Luft           40,000           32.3%             31.125    12/31/98  782,974    1,984,209
Edwin Lupberger             5,000            4.0%             28.625     1/22/08   90,011      228,104
Shahid J. Malik             1,250            1.0%             28.625     1/22/08   22,503       57,026
Jerry L. Maulden            2,500            2.0%             28.625     1/22/08   45,005      114,052
John R. McGaha              1,250            1.0%             28.625     1/22/08   22,503       57,026
Donald E. Meiners           1,250            1.0%             28.625     1/22/08   22,503       57,026
William J. Regan, Jr.       1,250            1.0%             28.625     1/22/08   22,503       57,026
James R. Rider              1,250            1.0%             28.625     1/22/08   22,503       57,026
Michael G. Thompson         2,500            2.0%             28.625     1/22/08   45,005      114,052
Jerry W. Yelverton          1,250            1.0%             28.625     1/22/08   22,503       57,026

(a) Options were granted on January 22, 1998, pursuant to the Equity Ownership Plan. All options granted on this date have an exercise price equal to the closing price of Entergy Corporation common stock on the New York Stock Exchange Composite Transactions on
     January 22, 1998. These options became exercisable on July 22, 1998. Mr. Luft's options were granted on December 31, 1998 and will become exercisable on January 1, 2000.

(b) Calculation based on the market price of the underlying securities assuming the market price increases over a ten-year option period and assuming annual compounding. The column presents estimates of potential values based on simple mathematical assumptions. The actual value, if any, a Named Executive Officer may realize is dependent upon the market price on the date of option exercise.


   Aggregated Option Exercises in 1998 and December 31, 1998 Option Values

      The following table summarizes the number and value of options exercised during 1998, as well as the number and value of all unexercised options held by the Named Executive Officers. The absence, in the table below, of any Named Executive Officer indicates that no options are held by such officer.

                                                     Number of Securities         Value of Unexercised
                                                Underlying Unexercised Options     In-the-Money Options
                  Shares Acquired    Value         as of December 31, 1998      as of December 31, 1998(b)
      Name          on Exercise   Realized (a)  Exercisable     Unexercisable  Exercisable   Unexercisable
Michael B. Bemis      25,000       $221,875           22,500        -            $ 61,251      $  -
Charles J. Brown, III      -              -            3,750        -              14,688         -
C. Gary Clary          2,000          8,874            3,750        -              14,688         -
John J. Cordaro        6,250         20,625            5,000        -                   -         -
Robert J. Cushman          -              -            3,750        -              14,688         -
Joseph F. Domino           -              -            1,500        -              11,438         -
Lawrence S. Folks          -              -            3,750        -              14,688         -
Frank F. Gallaher          -              -           45,000        -             313,750         -
Laurence M. Hamric         -              -            1,500        -              11,438         -
Donald C. Hintz            -              -           55,000        -             336,875         -
C. Randy Hutchinson        -              -            5,750        -              29,938         -
Jerry D. Jackson           -              -           51,911        -             298,413         -
Robert A. Keegan           -              -            3,750        -              14,688         -
R. Drake Keith             -              -           13,424        -              20,899         -
Nathan E. Langston         -              -            1,500        -              11,438         -
Robert v.d. Luft           -              -                -   40,000                   -         -
Edwin Lupberger            -              -          113,824        -             674,329         -
Shahid J. Malik            -              -            3,750        -              14,688         -
Jerry L. Maulden      25,000        221,875           32,500        -              84,375         -
John R. McGaha             -              -            5,750        -              29,938         -
Steven C. McNeal           -              -            1,500        -              11,438         -
Donald E. Meiners      5,000         23,123           11,250        -              11,250         -
Daniel F. Packer       2,000         11,250                -        -                   -         -
William J. Regan, Jr.      -              -            5,750        -              29,938         -
James R. Rider         4,500         13,874            1,250        -               3,125         -
Michael G. Thompson        -              -           20,000        -              57,501         -
Jerry W. Yelverton         -              -            8,250        -              34,313         -

(a) Based on the difference between the closing price of Entergy Corporation's common stock on the New York Stock Exchange Composite Transactions on the exercise date and the option exercise price.

(b) Based on the difference between the closing price of Entergy Corporation's common stock on the New York Stock Exchange Composite Transactions on December 31, 1998, and the option exercise price.


                   Long-Term Incentive Plan Awards in 1998

      The following Table summarizes the awards of restricted shares of Entergy Corporation common stock granted under the Equity Ownership Plan in 1998 to the Named Executive Officers.

                                                                    Estimated Future Payouts Under
                                                                  Non-Stock Price-Based Plans (a) (b)
                        Number of     Performance Period Until
        Name              Shares        Maturation or Payout      Threshold     Target       Maximum

Michael B. Bemis        13,500            1/1/98-12/31/00          4,500         9,000      13,500
Charles J. Brown, III   13,500            1/1/98-12/31/00          4,500         9,000      13,500
C. Gary Clary           12,392            1/1/98-12/31/00          4,131         8,261      12,392
John J. Cordaro          4,500            1/1/98-12/31/00          1,500         3,000       4,500
Robert J. Cushman        6,566            1/1/98-12/31/00          2,189         4,377       6,566
Joseph F. Domino         3,252            1/1/98-12/31/00          1,084         2,168       3,252
Lawrence S. Folks        6,750            1/1/98-12/31/00          2,250         4,500       6,750
Gary S. Fuqua            5,636            1/1/98-12/31/00          1,879         3,757       5,636
Frank F. Gallaher        7,497            1/1/98-12/31/00          2,499         4,998       7,497
Donald C. Hintz         27,006            1/1/98-12/31/00          9,002        18,004      27,006
C. Randy Hutchinson      4,500            1/1/98-12/31/00          1,500         3,000       4,500
Jerry D. Jackson        27,000            1/1/98-12/31/00          9,000        18,000      27,000
Robert A. Keegan         6,750            1/1/98-12/31/00          2,250         4,500       6,750
R. Drake Keith           4,500            1/1/98-12/31/00          1,500         3,000       4,500
James F. Kenney          4,500            1/1/98-12/31/00          1,500         3,000       4,500
Nathan E. Langston       4,506            1/1/98-12/31/00          1,127         2,253       4,506
J. Wayne Leonard        55,080            1/1/98-12/31/00         18,360        36,720      55,080
John J. Ludwig           6,750            1/1/98-12/31/00          2,250         4,500       6,750
Edwin Lupberger         13,056            1/1/98-12/31/00          4,352         8,704      13,056
Shahid J. Malik         13,500            1/1/98-12/31/00          4,500         9,000      13,500
Jerry L. Maulden        13,500            1/1/98-12/31/00          4,500         9,000      13,500
John R. McGaha           4,500            1/1/98-12/31/00          1,500         3,000       4,500
Donald E. Meiners        4,500            1/1/98-12/31/00          1,500         3,000       4,500
Daniel F. Packer         4,500            1/1/98-12/31/00          1,500         3,000       4,500
William J. Regan, Jr.    4,500            1/1/98-12/31/00          1,500         3,000       4,500
James R. Rider           4,500            1/1/98-12/31/00          1,500         3,000       4,500
Michael G. Thompson     13,500            1/1/98-12/31/00          4,500         9,000      13,500
C. John Wilder          21,777            1/1/98-12/31/00          7,259        14,518      21,777
Jerry W. Yelverton      11,505            1/1/98-12/31/00          3,835         7,670      11,505

(a) Restricted shares awarded will vest at the end of a three-year period, subject to the attainment of approved performance goals for Entergy. Restrictions are lifted based upon the achievement of the cumulative result of these goals for the performance period. The value any Named Executive Officer may realize is dependent upon both the number of shares that vest and the future market price of Entergy Corporation common stock.

(b) The threshold, target, and maximum levels correspond to the achievement of 50%, 100%, and 150%, respectively, of Equity Ownership Plan goals. Achievement of a threshold, target, or maximum level would result in the award of the number of shares indicated in the respective column. Achievement of a level between these three specified levels would result in the award of a number of shares calculated by means of interpolation.


                             Pension Plan Tables

                        Retirement Income Plan Table

    Annual
    Covered                      Years of Service
 Compensation       15            20          25          30          35
       $100,000    $ 22,500    $ 30,000    $ 37,500    $ 45,000    $ 52,000
        200,000      45,500      60,000      75,000      90,000     105,000
        300,000      67,500      90,000     112,500     135,000     157,500
        400,000      90,000     120,000     150,000     180,000     210,000
        500,000     112,500     150,000     187,500     225,000     262,500
        650,000     146,250     195,000     243,750     292,500     341,250
        950,000     213,750     285,000     356,250     427,500     498,750


      All of the Named Executive Officers participate in a Retirement Income Plan, a defined benefit plan, that provides a benefit for employees at retirement from Entergy based upon (1) generally all years of service beginning at age 21 through termination, with a forty-year maximum, multiplied by (2) 1.5%, multiplied by (3) the final average compensation. Final average compensation is based on the highest consecutive 60 months of covered compensation in the last 120 months of service. The normal form of benefit for a single employee is a lifetime annuity and for a married employee is a 50% joint and survivor annuity. Other actuarially equivalent options are available to each retiree. Retirement benefits are not subject to any deduction for Social Security or other offset amounts. The amount of the Named Executive Officers' annual compensation covered by the plan as of December 31, 1998, is represented by the salary column in the Summary Compensation Table above.

      The credited years of service under the Entergy Corporation Retirement Income Plan, as of December 31, 1998, for the Named Executive Officers is as follows: Mr. Brown 3, Mr. Cordaro 40, Mr. Domino 28, Mr. Folks 4, Mr. Fuqua 1, Mr. Gallaher 29, Mr. Hamric 5, Mr. Hutchinson 25, Mr. Keegan 3, Mr. Langston 27, Mr. Leonard 1, Mr. Malik 1, Mr. Maulden 33, Mr. McGaha 20, Mr. McNeal 16, Mr. Meiners 28, Mr. Packer 16, Mr. Regan 3, Mr. Rider 25, and Mr. Yelverton 19. The credited years of service under the respective Retirement Income Plan, as of December 31, 1998, for the following Named Executive Officers, as a result of entering into supplemental retirement agreements, is as follows: Mr. Bemis 26, Mr. Clary 25, Mr. Cushman 20, Mr. Hintz 27, Mr. Jackson 19, Mr. Keith 32, Mr. Kenney 20, Mr. Ludwig 6, Mr. Lupberger 35, Mr. Nugent 15, Mr. Thompson 22, and Mr. Wilder 15.

      The maximum benefit under the Retirement Income Plan is limited by Sections 401 and 415 of the Internal Revenue Code of 1986, as amended; however, certain companies have elected to participate in the Pension Equalization Plan sponsored by Entergy Corporation. Under this plan, certain executives, including the Named Executive Officers, would receive an additional amount equal to the benefit that would have been payable under the Retirement Income Plan, except for the Sections 401 and 415 limitations discussed above.

      In addition to the Retirement Income Plan discussed above, certain companies participate in the Supplemental Retirement Plan of Entergy Corporation and Subsidiaries (SRP) and the Post-Retirement Plan of Entergy Corporation and Subsidiaries (PRP). Participation is limited to one of these two plans and is at the invitation of a participating employer. The participant may receive from the appropriate Entergy company a monthly benefit payment not in excess of .025 (under the SRP) or .0333 (under the PRP) times the participant's average base annual salary (as defined in the plans) for a maximum of 120 months. Mr. Hintz, Mr. Hutchinson, Mr. McGaha, Mr. Packer, and Mr. Yelverton entered into SRP participation contracts. Mr. Bemis, Mr. Cordaro, Mr. Gallaher, Mr. Jackson, Mr. Keith, Mr. Lupberger, Mr. Maulden, and Mr. Meiners have entered into PRP participation contracts. Current estimates indicate that the annual payments to each Named Executive Officer under the above plans would be less than the payments to that officer under the System Executive Retirement Plan discussed below.


                 System Executive Retirement Plan Table (1)

     Annual
    Covered                       Years of Service
  Compensation      15            20           25           30+
      $  200,000  $ 90,000     $100,000      $110,000      $120,000
         300,000   135,000      150,000       165,000       180,000
         400,000   180,000      200,000       220,000       240,000
         500,000   225,000      250,000       275,000       300,000
         600,000   270,000      300,000       330,000       360,000
         700,000   315,000      350,000       385,000       420,000
       1,000,000   450,000      500,000       550,000       600,000

___________

(1)Covered pay includes the average of the highest three years of annual base pay and incentive awards earned by the executive during the ten years immediately preceding his retirement. Benefits shown are based on a target replacement ratio of 50% based on the years of service and covered compensation shown. The benefits for 10, 15, and 20 or more years of service at the 45% and 55% replacement levels would decrease (in the case of 45%) or increase (in the case of 55%) by the following percentages: 3.0%, 4.5%, and 5.0%, respectively.

       In 1993, Entergy Corporation adopted the System Executive Retirement Plan (SERP). This plan was amended in 1998. Certain of the companies are participating employers in the SERP. The SERP is an unfunded defined benefit plan offered at retirement to certain senior executives, which would currently include all the Named Executive Officers (except for Mr. Brown, Mr. Hamric, Mr. Langston, Mr. Leonard, Mr. Luft, Mr. McNeal, Mr. Nugent, and Mr. Packer). Participating executives choose, at retirement, between the retirement benefits paid under provisions of the SERP or those payable under the SRP or PRP discussed above. The plan was amended in 1998 to provide that covered pay is the average of the highest three years annual base pay and incentive awards earned by the executive during the ten years immediately preceding his retirement. Benefits paid under the SERP are calculated by multiplying the covered pay times target pay replacement ratios (45%, 50%, or 55%, dependent on job rating at retirement) that are attained, according to plan design, at 20 years of credited service. The target ratios are increased by 1% for each year of service over 20 years, up to a maximum of 30 years of service. In accordance with the SERP formula, the target ratios are reduced for each year of service below 20 years. The credited years of service under this plan are identical to the years of service for Named Executive Officers (other than Mr. Clary, Mr. Cushman, Mr. Jackson, Mr. Keith, Mr. Kenney, Mr. Ludwig, Mr. Rider, Mr. Thompson, Mr. Wilder, and Mr. Yelverton) disclosed above in the section entitled "Pension Plan Tables-Retirement Income Plan Table". Mr. Clary, Mr. Cushman, Mr. Jackson, Mr. Keith, Mr. Kenney, Mr. Ludwig, Mr. Rider, Mr. Thompson, Mr. Wilder, and Mr. Yelverton have 15 years, 5 years, 25 years, 15 years, 8 years, 2 years, 29 years, 17 years, 5 months, and 29 years respectively, of credited service under this plan. Mr. Maulden's retirement benefits are discussed under the "Employment Contracts" section below. His benefits will be calculated based on the provisions in effect prior to the 1998 SERP amendment.

     The amended plan provides that a single employee receives a lifetime annuity and a married employee receives the reduced benefit with a 50% surviving spouse annuity. Other actuarially equivalent options are available to each retiree. SERP benefits are offset by any and all defined benefit plan payments from Entergy. SERP benefits are not subject to Social Security offsets.

      Eligibility for and receipt of benefits under any of the executive plans described above are contingent upon several factors. The participant must agree that, without the specific consent of the Entergy company for which such participant was last employed, not to take employment after retirement with any entity that is in competition with, or similar in nature to, any Entergy company. Eligibility for benefits is forfeitable for various reasons, including violation of an agreement with a participating employer, certain resignations of employment, or certain terminations of employment without company permission.

      In addition to the Retirement Income Plan discussed above, Entergy Gulf States provides, among other benefits to officers, an Executive Income Security Plan for key managerial personnel. The plan provides participants with certain retirement, disability, termination, and survivors' benefits. To the extent that such benefits are not funded by the employee benefit plans of Entergy Gulf States or by vested benefits payable by the participants' former employers, Entergy Gulf States is obligated to make supplemental payments to participants or their survivors. The plan provides that upon the death or disability of a participant during his employment, he or his designated survivors will receive (i) during the first year following his death or disability an amount not to exceed his annual base salary, and (ii) thereafter for a number of years until the participant attains or would have attained age 65, but not less than nine years, an amount equal to one-half of the participant's annual base salary. The plan also provides supplemental retirement benefits for life for participants retiring after reaching age 65 equal to 1/2 of the participant's average final compensation rate, with 1/2 of such benefit upon the death of the participant being payable to a surviving spouse for life.

      Entergy Gulf States amended and restated the plan effective March 1, 1991, to provide such benefits for life upon termination of employment of a participating officer or key managerial employee without cause (as defined in the plan) or if the participant separates from employment for good reason (as defined in the plan), with 1/2 of such benefits to be payable to a surviving spouse for life. Further, the plan was amended to provide medical benefits for a participant and his family when the participant separates from service. These medical benefits generally continue until the participant is eligible to receive medical benefits from a subsequent employer; but in the case of a participant who is over 50 at the time of separation and was participating in the plan on March 1, 1991, medical benefits continue for life. By virtue of the 1991 amendment and restatement, benefits for a participant cannot be modified once he becomes eligible to participate in the plan. Mr. Domino is a participant in this plan.

                          Compensation of Directors

     Directors who are Entergy officers do not receive any fee for service as directors. Each non-employee director of Entergy Corporation receives a fee of $1,500 for attendance at Board meetings, $1,000 for attendance at committee meetings scheduled in conjunction with Board meetings, and $2,000 for attendance at committee meetings not scheduled in conjunction with a Board Meeting. Directors also receive $1,000 for participation in any inspection trip or conference not held in conjunction with a Board or Committee meeting. In addition, committee chairpersons are paid an additional $3,000 annually. Effective May 14, 1999, Directors will receive only one-half the fees set forth above for telephone attendance at Board or committee meeting. Also, effective May 14, 1999, committee chairpersons will receive $5,000 annually for their service. All non-employee directors receive 150 shares of Common Stock and one-half the value of the 150 shares in cash on a quarterly basis.


     All non-employee directors of Entergy Corporation are credited with 800 "phantom" shares of Common Stock for each year of service on the Board up to a maximum of ten years. The "phantom" shares are credited to a specific account for each director that is maintained solely for accounting purposes. After separation from Board service, these directors receive in cash the value of their accumulated "phantom" shares, which has the same value as the same number of shares of Common Stock at the time of each payment. Payments are made in at least five but no more than 15 annual payments.

      The remaining Entergy companies currently have no non-employee directors, and none of the current directors are compensated for their responsibilities as directors.

       Retired non-employee directors of Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans with a minimum of five years of service on the respective Boards of Directors are paid $200 a month for a term of years corresponding to the number of years of active service as directors. Retired non-employee directors with over ten years of service receive a lifetime benefit of $200 a month. Years of service as an advisory director are included in calculating this benefit. System Energy has no retired non-employee directors.

      Retired non-employee directors of Entergy Gulf States receive retirement benefits under a plan in which all directors who served continuously for a period of years will receive a percentage of their retainer fee in effect at the time of their retirement for life. The retirement benefit is 30 percent of the retainer fee for service of not less than five nor more than nine years, 40 percent for service of not less than ten nor more than fourteen years, and 50 percent for fifteen or more years of service. For those directors who retired prior to the retirement age, their benefits are reduced. The plan also provides disability retirement and optional hospital and medical coverage if the director has served at least five years prior to the disability. The retired director pays one-third of the premium for such optional hospital and medical coverage and Entergy Gulf States pays the remaining two-thirds. Years of service as an advisory director are included in calculating this benefit.

     Before Entergy Gulf States became a subsidiary, it established a deferred compensation plan for its officers and non-employee directors. A director could defer a maximum of 100% of his salary, and an officer could defer up to a maximum of 50% of his salary. Both Dr. Murrill, as an officer, and Mr. Steinhagen, as a director, deferred their salaries. The directors' right to receive compensation is an unsecured obligation of the Corporation, which is held in the Corporation's general funds, and accrues simple interest compounded annually at the rate set by Entergy Gulf States in 1985. In addition to payments received prior to 1997, on the January 1 after Dr. Murrill turns 65, he will receive an annual benefit for 15 years and on the January 1 after Mr. Steinhagen turns 70, he will receive an annual benefit for 10 years.

     On certain occasions, the Corporation provides personal transportation services for the benefit of non-employee directors. During 1998, the value of such transportation services provided by Entergy Corporation to all directors was approximately $15,550.


   Employment Contracts, Termination of Employment Agreements, Retirement
                Agreements and Change-in-Control Arrangements

      In connection with Mr. Bemis' continued relationship with Entergy, Mr. Bemis entered into an agreement with the company in April 1998. Under the terms of this agreement, Mr. Bemis became a Special Projects Coordinator on March 6, 1999, for which Entergy will continue to pay him the base salary (excluding any and all incentive payments) he was earning on that date until he becomes eligible for early retirement on March 24, 2002. Until this time Mr. Bemis will be eligible to continue his participation in all of the employee benefit plans to which he is entitled, under the terms and conditions of these plans. Upon reaching age 55, on March 24, 2002, Mr. Bemis will retire with retirement benefits, subject to the terms and conditions of these plans.

      Mr. Folks has an employment contract whereby if after ten years of continuous employment with Entergy Enterprises, Inc., his position is eliminated, or his employment terminated for other than just cause, or if he is required to relocate outside of Southern California, Mr. Folks will be provided a severance package equal to one year annual base salary. Additionally, Mr. Folks will receive five additional years of credited service in the Entergy Corporation Retirement Income Plan after completing ten years of actual service.

     In connection with Mr. Fuqua's employment, the Company entered into an agreement with him that provided for an annual salary of $200,000 and a potential annual incentive payout of 60%. In addition to participation in the incentive and stock option plans, Mr. Fuqua received a signing bonus of $100,000. It was also agreed that should his position be eliminated for any reason other than cause during the first two years of employment, Mr. Fuqua is eligible for a base salary continuation for 24 months.

      In connection with Mr. Leonard's employment, the Company entered into an agreement with him that provided for an annual salary of $600,000 and a potential annual incentive payout of 70%. In addition to participation in the incentive and stock option plans, Mr. Leonard received a signing bonus of $500,000 and a retention award of 30,000 restricted shares of Common Stock. As long as Mr. Leonard remains employed, the restrictions will be lifted on 10,000 shares per year beginning on his first employment anniversary. In lieu of participation in Entergy Executive Retirement Plans, Entergy agreed to provide Mr. Leonard with a retirement benefit comparable to the one provided by his previous employer. This benefit will be calculated on the basis of 60% of his highest three year average base salary and annual incentive payments, and will be offset by Mr. Leonard's vested retirement benefit from his previous employment. This retirement benefit can begin at age
55. If Mr. Leonard should resign prior to age 55 without permission, he will forfeit this replacement benefit and receive only regular accrued pension benefits. If he should resign prior to age 55 with the
Corporation's permission, he will receive the replacement benefit, but discounted at the rate of 6.5% for each year before age 55. This benefit would not be payable until age 62. Mr. Leonard's agreement contains a "change of control" provision that provides for an immediate vesting of the 60% replacement pension benefit plus a lump sum payment of 2.99 times his average three years base pay.

      In connection with his retirement, Mr. Lupberger entered into an agreement with the Corporation, which provided that he would receive, subject to certain conditions, a severance payment of $1,338,462 paid in a lump sum. In addition, Mr. Lupberger received all benefits he would have received under the incentive plans, pro rated through July 31, 1998, the last day of his employment. All amounts paid or earned are included in the Summary Compensation Table above, except for 93,333 shares of stock at an exercise price of $29.94 that he received at his pro rata share of the 1998 Long Term Incentive Award. Mr. Lupberger has until January 31, 2009 to exercise these options. Mr. Lupberger will receive all retirement benefits pursuant to the retirement plans in which he participated.

      In connection with his early retirement, Mr. Maulden entered into an agreement with Entergy. Beginning on April 1, 1999, Mr. Maulden will continue to serve as Vice Chairman, and will continue to receive his base salary, incentive pay and all other benefits but will no longer be responsible for any organizational responsibilities. On April 1, 2000, his retirement date, Mr. Maulden will receive retirement benefits as though he had continued as an active employee until age 65 without the application of any early retirement discount factor. In addition, the Company has agreed to fund a named chair at the University of Arkansas at Little Rock for $1,000,000. The funding will be made in four equal installments to be paid directly to the university on April 1, 1999, 2000, 2001, and 2002.

       Mr. Wilder entered into an employment agreement with the Corporation pursuant to which he will receive an annual salary of $400,000 and the potential maximum annual incentive payout of 90%. Mr. Wilder will be eligible for a pro-rata share of the performance award for the period 1998-2001 and the pro-rata share of stock option grant at the end of the first year. The Corporation granted Mr. Wilder a signing bonus of $300,000, and 21,000 shares of restricted stock upon which restrictions will be lifted on 7,000 shares each year beginning on his first employment anniversary. Mr. Wilder was offered participation in the System Executive Retirement Plan and was credited with 15 years of service. If Entergy terminates Mr. Wilder's employment within two years other than for just cause, he will receive his annual base salary and continuation of his health benefits for two years.; all remaining earned but unvested stock options and performance shares would immediately vest. Upon a change of control, if Mr. Wilder resigns for "good reason" his executive pension benefits will immediately vest and he will receive a lump sum payment of 2.99 times his average three years base pay.

      As a result of the Entergy Corporation/Entergy Gulf States, Inc. merger, Entergy Gulf States is obligated to pay benefits under the Executive Income Security Plan to those persons who were participants at the time of the Merger and who later terminated their employment under circumstances described in the plan. For additional description of the benefits under the Executive Income Security Plan, see the "Pension Plan Tables-System Executive Retirement Plan Table" section noted above.


Item 6. Part III (b) - Security Ownership of Certain Beneficial Owners and Management

      The directors, the Named Executive Officers, and the directors and officers as a group for Entergy Corporation, Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., System Energy Resources, Inc., Entergy Services, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Enterprises, Inc., Entergy Power, Inc., Entergy Power Generation Corporation, Entergy Power Marketing Corporation, Entergy Power Development Corporation, Entergy Power Operations Corporation, Entergy Business Solutions, Inc., Entergy Nuclear, Inc., Entergy Operations Services, Inc., Entergy Technology Holding Company, Entergy International Ltd., LLC, Entergy Power International Holdings Corporation, Varibus Corporation, Prudential Oil and Gas, Inc., Southern Gulf Railway Company, and GSG&T, Inc. beneficially owned directly or indirectly common stock of Entergy Corporation as indicated:

                                        As of December 31, 1998
                                          Entergy Corporation
                                             Common Stock
                                          Amount and Nature of
                                         Beneficial Ownership(a)
                                        Sole Voting
                                           And           Other
                                       Investment      Beneficial
                   Name                   Power        Ownership(b)

  Entergy Corporation
  W. Frank Blount*                        5,634             -
  John A. Cooper, Jr.*                    8,134             -
  George W. Davis*                          300             -
  Norman C. Francis*                      1,500             -
  Frank F. Gallaher**                    15,223        45,000
  Donald C. Hintz**                       3,157        55,000
  Jerry D. Jackson**                     21,804        51,911
  J. Wayne Leonard***(d)                      -             -
  Robert v.d. Luft***(d)                  8,884             -
  Edwin Lupberger**(d)                   30,203       116,824 (c)
  Jerry L. Maulden**                      9,453        32,500
  Adm. Kinnaird R. McKee*                 3,367             -
  Paul W. Murrill*                        3,011             -
  James R. Nichols*                       7,014             -
  Eugene H. Owen*                         4,292             -
  John N. Palmer, Sr.*                   16,182             -
  Robert D. Pugh****                      6,400         6,500 (c)
  Wm. Clifford Smith*                     7,598             -
  Bismark A. Steinhagen*                  8,837             -
  All directors and executive
    officers                            180,366       330,735

  Entergy Arkansas, Inc.
  Frank F. Gallaher***                   15,223        45,000
  Donald C. Hintz*                        3,157        55,000
  Jerry D. Jackson***                    21,804        51,911
  R. Drake Keith***                       6,304        13,424
  J. Wayne Leonard***(d)                      -             -
  Edwin Lupberger**(d)                   30,203       116,824 (c)
  Jerry L. Maulden***                     9,453        32,500
  All directors and executive
    officers                            142,653       343,409

                                       As of December 31, 1998
                                       Entergy Corporation
                                          Common Stock
                                       Amount and Nature of
                                       Beneficial Ownership(a)
                                        Sole Voting
                                           And           Other
                                        Investment     Beneficial
                   Name                   Power        Ownership(b)

  Entergy Gulf States, Inc.
  John J. Cordaro***                      4,269          5,000
  Joseph F. Domino***                     5,809          1,500
  Frank F. Gallaher***                   15,223         45,000
  Donald C. Hintz*                        3,157         55,000
  Jerry D. Jackson***                    21,804         51,911
  J. Wayne Leonard***(d)                      -              -
  Edwin Lupberger**(d)                   30,203        116,824 (c)
  Jerry L. Maulden***                     9,453         32,500
  All directors and executive
    officers                            152,704        339,235

  Entergy Louisiana, Inc.
  John J. Cordaro***                      4,269          5,000
  Frank F. Gallaher***                   15,223         45,000
  Donald C. Hintz*                        3,157         55,000
  Jerry D. Jackson***                    21,804         51,911
  J. Wayne Leonard***(d)                      -              -
  Edwin Lupberger**(d)                   30,203        116,824 (c)
  Jerry L. Maulden***                     9,453         32,500
  All directors and executive
    officers                            148,650        339,235

  Entergy Mississippi, Inc.
  Frank F. Gallaher***                   15,223         45,000
  Donald C. Hintz*                        3,157         55,000
  Jerry D. Jackson***                    21,804         51,911
  J. Wayne Leonard***(d)                      -              -
  Edwin Lupberger**(d)                   30,203        116,824 (c)
  Jerry L. Maulden***                     9,453         32,500
  Donald E. Meiners***                   11,337         11,250
  All directors and executive
    officers                            143,489        339,235

  Entergy New Orleans, Inc.
  Frank F. Gallaher**                    15,223         45,000
  Donald C. Hintz*                        3,157         55,000
  Jerry D. Jackson***                    21,804         51,911
  J. Wayne Leonard***(d)                      -              -
  Robert v.d. Luft*(d)                    8,884              -
  Edwin Lupberger**(d)                   30,203        116,824 (c)
  Jerry L. Maulden**                      9,453         32,500
  Daniel F. Packer ***                    2,271              -
  All directors and executive
    officers                            141,213        327,985

                                       As of December 31, 1998
                                         Entergy Corporation
                                             Common Stock
                                        Amount and Nature of
                                        Beneficial Ownership(a)
                                        Sole Voting
                                           And          Other
                                        Investment    Beneficial
                   Name                   Power       Ownership(b)

  System Energy Resources, Inc.
  Donald C. Hintz*                        3,157         55,000
  Nathan E. Langston**                    8,666          1,500
  J. Wayne Leonard*(d)                        -              -
  Robert v.d. Luft*(d)                    8,884              -
  Edwin Lupberger**(d)                   30,203        116,824 (c)
  Jerry L. Maulden*                       9,453         32,500
  Steven C. McNeal**                      2,571          1,500
  C. John Wilder***                           -              -
  Jerry W. Yelverton*                     7,334          8,250
  All directors and executive
    officers                             74,223        215,574

  Entergy Services, Inc.
  Frank F. Gallaher***                    15,223        45,000
  Donald C. Hintz***                       3,157        55,000
  Jerry D. Jackson***                     21,804        51,911
  J. Wayne Leonard***(d)                       -             -
  Robert v.d. Luft***(d)                   8,884             -
  Edwin Lupberger**(d)                    30,203       116,824 (c)
  Jerry L. Maulden***                      9,453        32,500
  All directors and executive
    officers                             200,473       437,735

  Entergy Operations, Inc.
  C. Gary Clary**                         16,000         3,750
  Donald C. Hintz***                       3,157        55,000
  C. Randy Hutchinson**                    2,126         5,750
  J. Wayne Leonard*(d)                         -             -
  Robert v.d. Luft*(d)                     8,884             -
  Edwin Lupberger*(d)                     30,203       116,824 (c)
  Jerry L. Maulden*                        9,453        32,500
  John R. McGaha**                         6,109         5,750
  C. John Wilder**                             -             -
  All directors and executive
    officers                             108,438       236,074

  Entergy Power, Inc.
  Charles J. Brown, III**                    73          3,750
  Robert J. Cushman**                     1,097          3,750
  Edwin Lupberger**(d)                   30,203        116,824 (c)
  Shahid J. Malik***                        983          3,750
  Steven C. McNeal**                      2,571          1,500
  Michael G. Thompson***                  8,136         20,000
  C. John Wilder                              -              -
  All directors and executive
    officers                             43,089        149,574

                                        As of December 31, 1998
                                          Entergy Corporation
                                              Common Stock
                                          Amount and Nature of
                                          Beneficial Ownership(a)
                                        Sole Voting
                                           And           Other
                                        Investment     Beneficial
                                          Power        Ownership(b)

  System Fuels, Inc.
  Kent R. Foster*                            363          13,750
  Frank F. Gallaher*                      15,223          45,000
  Donald C. Hintz*                         3,157          55,000
  J. F. Kenney***                          3,247          11,250
  Steven C. McNeal**                       2,571           1,500
  Michael G. Thompson**                    8,136          20,000
  C. John Wilder**                             -               -
  All directors and executive
    officers                              32,697         146,500

  Varibus Corporation
  Kent R. Foster*                            363          13,750
  Frank F. Gallaher*                      15,223          45,000
  Donald C. Hintz*                         3,157          55,000
  J. F. Kenney***                          3,247          11,250
  Steven C. McNeal**                       2,571           1,500
  Michael G. Thompson**                    8,136          20,000
  C. John Wilder**                             -               -
  All directors and executive
    officers                              32,697         146,500

  Prudential Oil and Gas, Inc.
  Kent R. Foster*                            363          13,750
  Frank F. Gallaher*                      15,223          45,000
  Donald C. Hintz*                         3,157          55,000
  J. F. Kenney***                          3,247          11,250
  Steven C. McNeal**                       2,571           1,500
  Michael G. Thompson**                    8,136          20,000
  C. John Wilder**                             -               -
  All directors and executive
    officers                              32,697         146,500

  Southern Gulf Railway Company
  Kent R. Foster*                            363          13,750
  Frank F. Gallaher*                      15,223          45,000
  Donald C. Hintz*                         3,157          55,000
  J. F. Kenney***                          3,247          11,250
  Steven C. McNeal**                       2,571           1,500
  Michael G. Thompson**                    8,136          20,000
  C. John Wilder**                             -               -
  All directors and executive
    officers                              32,697         146,500

  GSG&T, Inc.
  Kent R. Foster*                            363          13,750
  Frank F. Gallaher*                      15,223          45,000
  Donald C. Hintz*                         3,157          55,000
  J. F. Kenney***                          3,247          11,250
  Steven C. McNeal**                       2,571           1,500
  Michael G. Thompson**                    8,136          20,000
  C. John Wilder**                             -               -
  All directors and executive
    officers                              32,697         146,500

                                       As of December 31, 1998
                                         Entergy Corporation
                                             Common Stock
                                          Amount and Nature of
                                        Beneficial Ownership(a)
                                       Sole Voting
                                           and          Other
                                        Investment    Beneficial
                   Name                   Power       Ownership(b)

  Entergy Enterprises, Inc.
  Charles J. Brown, III**                    73          3,750
  Lawrence S. Folks**                       409          3,750
  Gary Fuqua*                                 -              -
  Jerry D. Jackson*                      21,804         51,911
  John J. Ludwig**                           73              -
  Edwin Lupberger***(d)                  30,203        116,824 (c)
  Shahid J. Malik**                         983          3,750
  Michael G. Thompson**                   8,136         20,000
  C. John Wilder*                             -              -
  All directors and executive
    officers                             68,962        210,485

  Entergy International Ltd., LLC
  Michael B. Bemis**                     10,256         22,500
  Robert J. Cushman**                     1,097          3,750
  Laurence M. Hamric**                    1,179          1,500
  Robert A. Keegan**                      1,627              -
  C. John Wilder**                            -              -
  All directors and executive
    officers                             28,563         30,750

  Entergy Power Development Corporation
  Charles J. Brown, III***                   73          3,750
  Robert J. Cushman**                     1,097          3,750
  Lawrence S. Folks**                       409          3,750
  Edwin Lupberger**(d)                   30,203        116,824 (c)
  Michael G. Thompson***                  8,136         20,000
  C. John Wilder***                           -              -
  All directors and executive
    officers                             44,716        149,574

  Entergy Power Generation Corporation
  Charles J. Brown, III***                   73          3,750
  Robert J. Cushman**                     1,097          3,750
  R. A. Keegan**                          1,627              -
  Michael G. Thompson***                  8,136         20,000
  C. John Wilder***                           -              -
  All directors and executive
    officers                             13,504         29,000

  Entergy Power International Holdings
  Corporation
  Charles J. Brown, III***                   73          3,750
  Robert J. Cushman**                     1,097          3,750
  Lawrence S. Folks**                       409          3,750
  Michael G. Thompson***                  8,136         20,000
  C. John Wilder***                           -              -
  All directors and executive
    officers                             15,762         32,750

                                        As of December 31, 1998
                                          Entergy Corporation
                                              Common Stock
                                          Amount and Nature of
                                          Beneficial Ownership(a)
                                        Sole Voting
                                           and            Other
                                        Investment     Beneficial
                   Name                   Power        Ownership(b)

  Entergy Power Marketing Corporation
  Charles J. Brown, III**                    73           3,750
  Robert J. Cushman**                     1,097           3,750
  Edwin Lupberger**(d)                   30,203         116,824 (c)
  Shahid J. Malik***                        983           3,750
  Steven C. McNeal**                      2,571           1,500
  Michael G. Thompson***                  8,136          20,000
  C. John Wilder*                             -               -
  All directors and executive
    officers                             43,089         149,574

  Entergy Power Operations Corporation
  Charles J. Brown, III***                   73           3,750
  Robert J. Cushman**                     1,097           3,750
  John J. Ludwig***                          73               -
  Edwin Lupberger**(d)                   30,203         116,824 (c)
  Steven C. McNeal**                      2,571           1,500
  Frederick Nugent***                     3,167               -
  All directors and executive
    officers                             37,184         125,824

  Entergy Technology Holding Company
  Gary Fuqua***                               -               -
  J. Wayne Leonard*(d)                        -               -
  Edwin Lupberger*(d)                    30,203         116,824  (c)
  Steven C. McNeal**                      2,571           1,500
  William J. Regan, Jr.***                   73           5,750
  Michael G. Thompson**                   8,136          20,000
  C. John Wilder***                           -               -
  All directors and executive
    officers                             43,045         144,074

  Entergy Business Solutions, Inc.
  Gary Fuqua**                                -               -
  J. Wayne Leonard*(d)                        -               -
  William J. Regan, Jr.***                   73           5,750
  Michael G. Thompson**                   8,136          20,000
  C. John Wilder*                             -               -
  All directors and executive
    officers                              8,209          25,750

  Entergy Nuclear, Inc.
  Donald C. Hintz***                      3,157          55,000
  J. Wayne Leonard*(d)                        -               -
  Robert v.d. Luft*(d)                    8,884               -
  Jerry L. Maulden*                       9,453          32,500
  Steven C. McNeal**                      2,571           1,500
  Michael G. Thompson**                   8,136          20,000
  C. John Wilder**                            -               -
  Jerry W. Yelverton**                    7,334           8,250
  All directors and executive
    officers                             42,614         117,250

                                             As of December 31, 1998
                                              Entergy Corporation
                                                 Common Stock
                                              Amount and Nature of
                                              Beneficial Ownership(a)
                                           Sole Voting
                                              and          Other
                                           Investment   Beneficial
                   Name                      Power      Ownership(b)

  Entergy Operations Services, Inc.
  Frank F. Gallaher*                          15,223     45,000
  Nathan E. Langston*                          8,666      1,500
  Steven C. McNeal**                           2,571      1,500
  James R. Rider***                            5,137      1,250
  Michael G. Thompson                          8,136     20,000
  C. John Wilder**                                 -          -
  All directors and executive
    officers                                  39,733     69,250

*    Director of the respective Company

**   Named Executive Officer of the respective Company

***  Director and Named Executive Officer of the respective Company

**** Mr. Pugh's term will expire at the Annual Meeting and he is not standing for re-election.

(a) Based on information furnished by the respective individuals. Except as noted, each individual has sole voting and investment power. The number of shares of Entergy Corporation common stock owned by each individual and by all directors and executive officers as a group does not exceed one percent of the outstanding Entergy Corporation common stock.

(b) Includes, for the Named Executive Officers, shares of Entergy Corporation common stock in the form of unexercised stock options awarded pursuant to the Equity Ownership Plan as follows: Michael
     B. Bemis, 22,500 shares; Charles J. Brown, III, 3,750 shares; C. Gary Clary, 3,750 shares; John J. Cordaro, 5,000 shares; Robert J. Cushman, 3,750 shares; Joseph F. Domino, 1,500 shares; Lawrence S. Folks, 3,750 shares; Frank F. Gallaher, 45,000 shares; Laurence M. Hamric, 1,500 shares; Donald C. Hintz, 55,000 shares; C. Randy Hutchinson, 5,750 shares; Jerry D. Jackson, 51,911 shares; Robert
     A. Keegan, 3,750 shares; R. Drake Keith, 13,424 shares; Nathan E. Langston, 1,500 shares; Edwin Lupberger, 113,824 shares; Shahid J. Malik, 3,750 shares; Jerry L. Maulden, 32,500 shares; John R. McGaha, 5,750 shares; Steven C. McNeal, 1,500 shares; Donald E. Meiners, 11,250 shares; William J. Regan, Jr., 5,750 shares; James
     R. Rider, 1,250 shares; Michael G. Thompson, 20,000 shares; and Jerry W. Yelverton, 8,250 shares.

(c) Includes Common Stock held by Mrs. Pugh of 6,500 shares of which Mr. Pugh disclaims beneficial ownership and 2,500 shares held by Mrs. Lupberger of which Mr. Lupberger disclaims beneficial ownership. In addition, Mr. Lupberger owns 500 shares in joint tenancy with his mother, for which he disclaims beneficial ownership.

(d) Mr. Luft served as acting Chief Executive Officer of Entergy Corporation and Entergy Services, Inc., director of Entergy Nuclear, Inc., and Chairman of the Board of Entergy New Orleans, Inc., Entergy Services, Inc., Entergy Operations, Inc., and System Energy during 1998.

     Mr. Lupberger is the former Chief Executive Officer and former Chairman of the Board of Entergy Corporation, Inc., Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., and Entergy Services, Inc. Mr. Lupberger is the former Chairman of the Board of System Energy, Entergy Operations, Inc., Entergy Enterprises, Inc., and Entergy Technology Holdings Company. In addition, Mr. Lupberger is the former Chief Executive Officer of Entergy Power, Inc., Entergy Power Development Corporation, Entergy Power Marketing Corporation, and Entergy Power Operations Corporation.

     As of January 1, 1999, Mr. Leonard was appointed Chief Executive Officer and director of Entergy Corporation, and Chairman of the Board of Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., Entergy Services, Inc., Entergy Operations, Inc., and System Energy. Mr. Leonard is a director of Entergy Technology Holdings
     Company,  Entergy  Business Solutions, Inc., and  Entergy  Nuclear,
     Inc.,


Item 6.  Part III (c) - Contracts and Transactions with System Companies

      During 1998, T. Baker Smith & Son, Inc. performed land surveying services for, and received payments of approximately $13,624 from, Entergy Louisiana, Inc. Mr. Wm. Clifford Smith, a director of Entergy Corporation, is President of T. Baker Smith & Son, Inc. Mr. Smith's children own 100% of the voting stock of T. Baker Smith & Son, Inc.


ITEM 6.     Part III (d) - Indebtedness to System Companies

      Charles J. Brown, III owes the company $300,000 as of December 31, 1998 in relation to a second mortgage used for the purchase of a home in his relocation to California. A 0% interest rate has been charged.


ITEM 6. Part III (e) - Participation in Bonus and Sharing Arrangements and Other Benefits

     See Item 6. Part III (a).


ITEM 6.     Part III (f) - Rights to Indemnity

      The Certificate of Incorporation of Entergy provides that the corporation shall indemnify its directors and officers to the fullest extent permitted by the General Corporation Law of Delaware, as amended from time to time.

      The Certificate of Incorporation also provides that Entergy may maintain insurance to protect its officers and directors against such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.


ITEM 7.   CONTRIBUTIONS AND PUBLIC RELATIONS


(1)*                          CALENDAR YEAR 1998
Name of     Name or Number
Company     of Beneficiaries       Purpose(s)       Account(s) Charged     Amount
ENTERGY     Democratic National    Building Fund    Donations             $49,500.00
CORPORATION Committee

            Republican National    Building Fund    Donations              54,500.00
            Finance Committee
                                                                         -----------
                                   Total                                 $104,000.00
                                                                         ===========

* Several of the System Companies have established separate segregated funds known as political action committees, established pursuant to the Federal Election Campaign Act, in soliciting employee participation in Federal, state and local elections.

(2)                           CALENDAR YEAR 1998
Name of      Name or Number
Company           of Beneficiaries   Purpose(s)               Account(s) Charged  Amount
ENTERGY      BIPAC                   Education                Donations          $10,000.00
CORPORATION

             Democratic Leadership   Civic Activity           Donations           15,000.00
             Council

             Bureau of Governmental  Research                 Donations           15,000.00
             Research

             Congressional           Research                 Donations           10,000.00
             Management Foundation

             National Alliance of    Education                Donations           25,000.00
             Business

             Business Roundtable     Civic Activity           Donations          127,800.00

             Chamber of Commerce -   Civic Activity           Donations           12,000.00
             US

             Six Items               Community Welfare,       Donations           24,150.00
                                     Education, Research
                                     & Education, and Civic
                                     Activity
                                                                                -----------
                                     Total                                      $238,950.00
                                                                                ===========




(1)                           CALENDAR YEAR 1998
Name of      Name or Number
Company       of Beneficiaries   Purpose(s)       Account(s) Charged   Amount
ENTERGY      Republican Party    Building Fund    Donations           $20,000.00
ARKANSAS     of Arkansas                                              ==========

(2)                           CALENDAR YEAR 1998
ENTERGY      Arkansas State and       Civic Activity           Donations    $75,000.00
ARKANSAS     Local Chamber of
             Commerce

             Arkansas Center for      Civic Activity           Donations     10,000.00
             Public Affairs

             Associated Industries    Civic Activity           Donations     30,000.00
             of Arkansas, Inc.

             Ten Items                Civic Activity,                        21,016.67
                                      Education, Community
                                      Welfare
                                                                           -----------
                                      Total                                $136,016.67
                                                                           ===========


ENTERGY      Partnership of           Civic Activity           Donations    $20,000.00
GULF STATES  Southeast Texas

             Texas Assoc. of Mexican  Civic Activity           Donations     10,000.00
             American Chambers

             Greater Houston          Civic Activity           Donations     15,000.00
             Partnership

             Chamber of Commerce -    Civic Activity           Donations     21,171.00
             Texas

             Chambers of Commerce-    Civic Activity           Donations     20,000.00
             Louisiana


             NAACP                    Civic Activity           Donations      9,450.00


             Golden Triangle          Civic Activity           Donations     10,456.00
             Minority Business
             Council

             Southeast Texas Art      Civic Activity           Donations     15,000.00
             Council

             Houston Shell Open       Civic Activity           Donations     30,000.00

             Boy Scouts of America    Civic Activity           Donations     13,500.00

             Junior League of         Civic Activity           Donations     14,800.00
             Beaumont

             Texas Energy Museum      Civic Activity           Donations     10,000.00

             American Red Cross -     Civic Activity           Donations     16,000.00
             Houston, Beaumont,
             Orange

             St. Elizabeth Hospital   Civic Activity           Donations     15,000.00


             Art Museum of Southeast  Civic Activity           Donations     10,000.00
             Texas

             City of Beaumont         Civic Activity           Donations     20,000.00

             YWCA                     Civic Activity           Donations     10,500.00

             YMCA                     Civic Activity           Donations     13,650.00

             Fifty- Six Items         Civic Activity,          Donations     80,991.00
                                      Education, Community
                                      Welfare
                                                                           -----------
                                      Total                                $355,518.00
                                                                           ===========

ENTERGY      Chamber, New Orleans &   Civic Activity           Donations    $10,000.00
LOUISIANA    the River Region

             Chambers of Commerce     Civic Activity           Donations     28,615.00

             Foundation/Southwest LA  Civic Activity           Donations     30,000.00


             NAACP                    Civic Activity           Donations     28,850.00

             Metro Vision             Civic Activity           Donations     65,000.00

             Sixteen Items            Research and Education,  Donations     39,231.00
                                      Civic Activity,
                                      Community Welfare
                                                                         -------------
                                      Total                              $  201,696.00
                                                                         =============

(1)                           CALENDAR YEAR 1998
ENTERGY      Business & Industry   Political Activity                $    10,000.00
MISSISSIPPI  Political Action
             Committee

             Business & Industry   Political                              20,000.00
             Political Education
             Council
                                                                     --------------
                                   Total                             $    30,000.00
                                                                     ==============


(2)                           CALENDAR YEAR 1998

ENTERGY      NAACP                    Civic Activity          Donations    $23,250.00
MISSISSIPPI
             Chamber of Commerce      Civic Activity          Donations     58,400.00

             Public Education Forum   Education               Donations     30,500.00

             Small Mississippi        Civic Activity          Donations     62,258.00
             Chambers

             Three Items              Community Welfare,      Donations      2,950.00
                                      Education, Civic
                                      Activities
                                                                          -----------
                                      Total                               $177,358.00
                                                                          ===========

ENTERGY NEW  Chambers of Conmmerce    Civic Activity         Donations     $28,047.00
ORLEANS

             National Conference      Civic Activity         Donations      10,000.00
             of Black Mayors, Inc.

             John A.Alario Event      Community Welfare      Donations      12,500.00
             Center

             American Association of  Civic Activity         Donations      15,225.00
             Blacks in Energy

             Metro Vision New         Civic Activity         Donations      62,500.00
             Orleans

             Chamber of Commerce New  Civic Activity         Donations      41,000.00
             Orleans and the River
             Region

             Twelve Items             Research & Education,  Donations      32,262.00
                                      Civic Activity,
                                      Community Welfare
                                                                          -----------
                                      Total                               $201,534.00
                                                                          ===========

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

 (I)                                                                                              In Effect
                              Serving                 Receiving                          Date of   12/31/98
 Transaction                  Company                  Company          Compensation     Contract  (Yes/No)
Fuel purchases               System Fuels          Entergy Arkansas      $  2,117,694    1/12/73      Yes

Fuel purchases               System Fuels          Entergy Louisiana     $  8,369,949    1/12/73      Yes

Fuel purchases               System Fuels          Entergy Mississippi   $119,041,107    1/12/73      Yes

Fuel purchases               System Fuels          Entergy New Orleans   $ 10,595,387    1/12/73      Yes

Certain materials &          System Fuels          Entergy Arkansas      $ 31,420,098    6/15/78      Yes
services required for
fabrication of Nuclear Fuel

Certain materials &          System Fuels          Entergy Louisiana     $ 38,129,390    6/15/78      Yes
services required for
fabrication of Nuclear Fuel

Certain materials &          System Fuels          System Energy         $ 19,664,796    6/15/78      Yes
services required for
fabrication of Nuclear Fuel

Miscellaneous Spare Parts    Entergy Arkansas      Entergy Louisiana     $  3,209,451      N/A        N/A
Inventory

Miscellaneous Spare Parts    Entergy Arkansas      Entergy Mississippi   $  2,817,458      N/A        N/A
Inventory

Miscellaneous Spare Parts    Entergy Arkansas      Entergy New Orleans   $         38      N/A        N/A
Inventory

Miscellaneous Spare Parts    Entergy Arkansas      Entergy Gulf States   $    205,103      N/A        N/A
Inventory

Miscellaneous Spare Parts    Entergy Louisiana     Entergy Arkansas      $    126,711      N/A        N/A
Inventory

Miscellaneous Spare Parts    Entergy Louisiana     Entergy Mississippi   $     34,022      N/A        N/A
Inventory

Miscellaneous Spare Parts    Entergy Louisiana     Entergy New Orleans   $  3,769,115      N/A        N/A
Inventory

Miscellaneous Spare Parts    Entergy Louisiana     Entergy Gulf States   $    273,290      N/A        N/A
Inventory

Miscellaneous Spare Parts    Entergy Mississippi   Entergy Arkansas      $     39,537      N/A        N/A
Inventory

Miscellaneous Spare Parts    Entergy Mississippi   Entergy Louisiana     $    944,883      N/A        N/A
Inventory

Miscellaneous Spare Parts    Entergy New Orleans   Entergy Arkansas      $      1,626      N/A        N/A
Inventory

Miscellaneous Spare Parts    Entergy New Orleans   Entergy Louisiana     $    100,472      N/A        N/A
Inventory

Miscellaneous Spare Parts    Entergy New Orleans   Entergy Mississippi   $        957      N/A        N/A
Inventory

Miscellaneous Spare Parts    Entergy New Orleans   Entergy Gulf States   $     52,244      N/A        N/A
Inventory

Miscellaneous Spare Parts    Entergy Gulf States   Entergy Arkansas      $        374      N/A        N/A
Inventory

Miscellaneous Spare Parts    Entergy Gulf States   Entergy Louisiana     $     63,226      N/A        N/A
Inventory

Capacity Use of and Service  ETC                   Entergy Arkansas      $    280,639    5-01-97      Yes
of  Local Fiber

Capacity Use of and Service  ETC                   Entergy Louisiana     $    623,550    5-01-97      Yes
of Local Fiber

Capacity Use of and Service  ETC                   Entergy Mississippi   $    811,365    5-01-97      Yes
of Local Fiber

Capacity Use of and Service  ETC                   Entergy Gulf States   $  1,372,376    5-01-97      Yes
of Local Fiber

Construction and Service of  ETC                   Entergy Services      $  1,259,301    1-01-97      Yes
Local Fiber

Miscellaneous transmission   Entergy Louisiana     Entergy Gulf States   $     88,355      N/A        N/A
and distribution station
equipment

Miscellaneous transmission   Entergy Louisiana     Entergy Arkansas      $    200,108      N/A        N/A
and distribution station
equipment

Miscellaneous transmission   Entergy Mississippi   Entergy Louisiana     $    123,646      N/A        N/A
and distribution station
equipment

Entergy Arkansas             EIS                   Entergy Arkansas       Note 2         6-12-97      Yes
subcontracted with Entergy
Integrated Solutions (EIS)
for the acquisition of 1525
ground source heat pumps,
related equipment and
materials, and associated
installation services to be
provided by Entergy
Arkansas to the Little Rock
Air Force Base (LRAFB). (1)


NOTES

(1) Since the goods and services purchased by Entergy Arkansas from EIS were not acquired for Entergy Arkansas' own account, but rather for the benefit and account of its federal customer, the LRAFB and all associated costs incurred by Entergy Arkansas were fully recovered from the LRAFB. Entergy believes that these transactions essentially represent a flow-through and not in substance affiliate transactions of the type required to be reported under Item 8. See the Staff's No-
     Action Letter pertaining to the LRAFB Project, dated July 31, 1996
     (1996 SEC No-Act LEXIS 671 (July 31, 1996)).

(2)  The amounts paid by Entergy   Arkansas to EIS pursuant to this
     subcontract (which amounts were fully reimbursed by the LRAFB) were
     $10,161,245.

The following contracts were in effect as of December 31, 1998:

- Contract for the purchase of fuel oil between System Fuels and certain
  System Companies dated January 12, 1973.

- Contract for the purchase of nuclear fuel between System Fuels and certain System Companies dated June 15, 1978.

ITEM 8. Part II

Reference is made to information under Item 6, Part III(c).


ITEM 8. Part III

Interstate FiberNet acts as exclusive agent to market all of Entergy
Technology Company's available capacity for point-to-point communication.
The compensation amount for 1998 was $5,509,689.


ITEM 9.   WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

(a)

    In November 1992, Entergy Corporation's subsidiary, Entergy,
S.A.,  participated  in  a consortium with  other  nonaffiliated companies that acquired a 6% interest in Central Costanera, S.A.
Central   Costanera,  S.A.  is  an  Argentina   steam   electric
generating  facility  consisting of seven natural  gas  and  oil fired  generating units, with total installed capacity of  1,260
MW.  Central  Costanera, S.A. is a FUCO under the provisions  of
the Energy Act.   Entergy Corporation's aggregate investment  in
Central  Costanera, S.A. is approximately  $10.5  million.    In
August 1995, Entergy, S.A. was granted EWG status.

	Entergy Corporation owns, indirectly through its wholly-
owned  subsidiaries  Entergy International  Holdings,  Ltd.  LLC
("EIH")  and  Entergy International, Ltd. LLC  ("EIL"),  a  5.1%
interest  in  Edesur S.A., which owns and operates  an  electric distribution system serving the southern portion of the city  of
Buenos Aires, Argentina.   EIH and EIL formerly owned indirectly
100%  of  the capital stock of CitiPower and London Electricity,
which  were  sold in December 1998.    EIH, EIL and Edesur  S.A.
are FUCOs under the Energy Act.  Entergy Corporation's aggregate investment  in  EIH,  EIL and Edesur at December  31,  1998  was
approximately  $693.8 million, $4.4 million and  $58.2  million, respectively.

     In August 1994, Entergy Corporation, through a wholly owned subsidiary of Entergy Power Development Corporation, Entergy
Pakistan, Ltd., acquired a 10% equity interest in The Hub  Power
Company, Ltd., which owns a 1,292 MW steam electric generation facility under development in Pakistan. Entergy Pakistan, Ltd.
is a FUCO under the Energy Act. Entergy Pakistan, Ltd.'s initial investment to acquire its indirect 10% interest in The
Hub  Power Company, Ltd., was $50.2 million.  From 1996  through
1998, Entergy Pakistan, Ltd. sold 52% of its interest in The Hub
Power  Company, Ltd. for approximately $56 million.  At December
31, 1998, Entergy Pakistan, Ltd. held a 4.9% interest in The Hub
Power Company, Ltd., representing an aggregate investment of approximately $25.3 million.

     In  April 1995, Entergy Corporation through a wholly  owned subsidiary  of  Entergy Power Development  Corporation,  Entergy
Power  CBA  Holding  Ltd. purchased a 7.8% interest  in  Central
Buenos  Aires, S.A.  Central Buenos Aires, S.A. owns  a  220  MW combined cycle gas turbine at the Central Costanera S. A.  power
plant   in   Buenos  Aires,  Argentina.   This  subsidiary  is a
FUCO  under provisions  of  the  Energy Act. Entergy's aggregate investment  in Central Buenos Aires, S.A.  is approximately $3.7 million.

     In November 1995, Entergy Corporation, through a new wholly owned subsidiary of Entergy Power Development Corporation, EP
Edegel, Inc., acquired a 34.7% interest in a consortium, Generandes, Co., which purchased 60% of Edegel, S.A., a company that owns 5 hydroelectric generating stations (totaling 539 MW) and 2 thermal generating stations (totaling 254 MW) in Peru. EP
Edegel,  Inc. is a FUCO under the provisions of the Energy  Act.
Entergy's  aggregate investment in Edegel, S.A. is approximately
$100 million.

     Entergy Corporation owns, indirectly through its wholly owned subsidiaries, Entergy Power Operations Corporation and
Entergy Power Development Corporation, 100% of the outstanding capital stock of Entergy Power Operations Pakistan LDC ("EPOP"), a FUCO under the Energy Act formed to provide operations and management services to the Liberty Power Project in Pakistan.
Entergy's  aggregate  investment in  EPOP  totals  approximately
$500,000.

     Entergy Corporation owns, indirectly through its wholly-owned subsidiaries, Entergy Power Operations Corporation and
Entergy Power Development Corporation, a 100% of the outstanding capital stock of Entergy Power Operations UK Limited and Entergy
Power Operations Damhead Creek Limited Partnership, each of which is a FUCO formed under the Energy Act to provide operations and maintenance services to the Saltend and Damhead
Creek power projects, respectively, in the United Kingdom.

    In June 1997, Entergy Corporation, indirectly through wholly owned  subsidiaries Entergy Power Development  Corporation,  and
Entergy Power Chile, S.A., acquired an indirect 25% interest  in
Compania Electrica San Isidro S.A. Compania Electrica San Isidro
S.A.  owns  a  370-megawatt power plant  under  construction  in central  Chile. Compania Electrica San Isidro S.A.,  is  a  FUCO
under  the  Energy  Act.   Entergy's  aggregate  investment   in
Compania Electrica San Isidro S.A. totals $15.6 million.

    In January 1997, Entergy Corporation, indirectly through its wholly owned subsidiaries Entergy Power International Holdings
Corporation, and Entergy Electric Asia, Ltd. formed a joint venture, Nantong Entergy Heat and Power Co., Ltd., to construct a small cogeneration plant in Nantong, China. Entergy Electric
Asia,  Ltd.,  owns a 92% interest in the joint venture.  Nantong
Entergy Heat and Power Co., Ltd. is a FUCO under the Energy Act.
Entergy  Electric  Asia, Ltd.'s original investment  in  Nantong
Entergy Heat and Power Co., Ltd. is approximately $9.6 million.

     In August 1997, Entergy Corporation, through a wholly owned subsidiary, Entergy Power Development Corporation, acquired 100%
of   the  capital  stock  of  Damhead  Creek  Limited  (formerly
Kingsnorth  Power Ltd.). Damhead Creek Limited is developing   a
770 MW power plant in the United Kingdom and is a FUCO under the
Energy Act.  Non-recourse project financing for the project  has been  obtained and construction of the power plant commenced  in
1998.      Entergy's     equity     contribution     obligations
(BPS36.1million) under the project financing are supported by  a letter of credit issued through a British Pounds Sterling credit facility  of  Entergy  Power Development Corporation.  As  noted
below, Entergy Corporation has issued a $170 million guaranty of
Entergy Power Development Corporation's credit facility.

     In  December  1997, Entergy Corporation, through  a  wholly owned  subsidiary  of  Entergy  Power  Development  Corporation,
Entergy Power Saltend, Ltd., acquired 100% of the capital  stock of  Saltend  Cogeneration Company Limited.  Saltend Cogeneration
Company Limited is developing a 1200-megawatt power plant in the
United  Kingdom.  Non-recourse project financing for the project has  been obtained and construction of the power plant commenced in December 1997. Saltend Cogeneration Company Limited is a FUCO
under the Energy Act.  Entergy's equity contribution obligations
(BPS48 million) under the project financing are supported  by  a letter  of  credit issued through a credit facility  of  Entergy
Power   Development   Corporation.  As  noted   below,   Entergy
Corporation has issued a $170 million guaranty of Entergy  Power
Development Corporation's credit facility.

    Entergy  Corporation  owns, indirectly through  its  wholly-
owned subsidiary, Entergy Power Development Corporation, 100% of the outstanding capital stock of Entergy Wandoan Generation Pty.
Ltd. and Entergy Tarong Coal Generation Pty. Ltd., each of which is a FUCO formed under the Energy Act to develop the Wandoan and
Tarong  projects, respectively, in Queensland,  Australia.   The
Wandoan project involves the concurrent development of a 750  MW coal-fired electric generation plant and an adjacent coal  mine.
The  Tarong  Project  is  a  joint venture  with  Tarong  Energy
Corporation  to develop, own and operate an 840 MW  addition  to
Tarong Energy's existing 1,400 MW generating station

     Entergy  Corporation owns, indirectly  through  its  wholly owned  EWG  subsidiary,  Entergy  Power  Generation  Corporation
("EPGC"),  100%  of  the outstanding capital  stock  of  Entergy
Nuclear  Generation Company ("ENGC"), which  is  an  EWG  formed under the Entergy Act to acquire from Boston Edison Company  the
Pilgrim Nuclear Power Station, a 670 MW nuclear-powered electric
generating   station   located   in   Plymouth,   Massachusetts.
Entergy's  aggregate investment in ENGC is $100,  consisting  of the  purchase by EPGC of one (1) share of the capital  stock  of
ENGC.

     At December 31, 1998, Entergy had provided a guarantee in the amount of $170 million to its wholly owned FUCO subsidiary, Entergy Power Development Corporation, in respect of a credit facility entered into by Entergy Power Development Corporation in connection with the Saltend and Damhead Creek power projects, as described above.

    Reference is hereby made to the applicable application for EWG determination or Notification of Foreign Utility Company
Status on Form U-57 filed in respect to each EWG or FUCO identified in this Form U5S in which Entergy owned an interest at December 31, 1998 for the business address of such EWG or FUCO. See "Item 1 - System Companies and Investments Therein as of December 31, 1998" for information concerning the system companies owning interests in such FUCOs and EWGs and the nature of the interest held.

Part I(b); Part I(c); and Part I(d) are being filed pursuant to Rule 104.

ITEM 9.  Part II

    See Exhibits H and I.

ITEM 9.  Part III is being filed pursuant to Rule 104.

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

     Financial statements and financial statement schedules filed as part of the annual report, pursuant to requirements of the Public
Utility Holding Company Act of 1935.


FINANCIAL STATEMENTS                                         PAGE NO.

*Independent Accountants' Consent                              S-1

Entergy Corporation and Subsidiaries:
 *Consolidating Statement of Income (Loss) for the Year        S-2
   Ended December 31, 1998
 *Consolidating Statement of Cash Flows for the Year Ended     S-8
   December 31, 1998
 *Consolidating Balance Sheet as of December 31, 1998          S-14
 *Consolidating Statement of Retained Earnings for the Year    S-26
   Ended December 31, 1998

Entergy Gulf States Corporation and Subsidiaries:
 *Consolidating Statement of Income for the Year Ended         S-32
   December 31, 1998
 *Consolidating Statement of Cash Flows for the Year Ended     S-33
   December 31, 1998
 *Consolidating Balance Sheet as of December 31, 1998          S-34
 *Consolidating Statement of Retained Earnings for the Year    S-36
   Ended December 31, 1998

Statutory Subsidiary, accounted for as an equity investment, the
 Accounts of which are not included in the foregoing Consolidating
 Statements of Entergy Corporation and Subsidiaries:
  The Arklahoma Corporation:
 *Statements of Operations and Statements of Retained Earnings,
  Years Ended November 30, 1998 and 1997                       S-37
 *Statements of Cash Flows, Years Ended
  November 30, 1998 and 1997                                   S-38
 *Balance Sheets, November 30, 1998 and 1997                   S-39
 *Notes to Financial Statements, November 30, 1998 and 1997    S-40

  * Letter, dated April 22, 1999, regarding payment of nuclear liability insurance premiums by Entergy System companies.


      The  following financial information indicated by an asterisk  is
filed   herewith.   The  balance  of  the  financial  information   has
heretofore  been filed with the Securities and Exchange  Commission  in the file numbers indicated and is incorporated herein by reference.


ENTERGY CORPORATION

       Independent   Accountants'  Report  and  Notes  to  Consolidated
Financial  Statements  of Entergy Corporation  (Reference  is  made  to information under the headings "Report of Independent Accountants"  and
"Notes  to  Consolidated Financial Statements,"  contained  in  Entergy
Corporation's 1998 Financial Statements included in the Form  10-K  for the year ended December 31, 1998, in File No. 1-11299).

      Financial Statement Schedules of Entergy Corporation (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 1998, in File No. 1-11299 and included in such Form 10-K).


ENTERGY ARKANSAS

      Independent Accountants' Report and Notes to Financial Statements of Entergy Arkansas (Reference is made to information under the headings "Report of Independent Accountants" and "Notes to Financial
Statements" contained in Entergy Arkansas' 1998 Financial Statements included in the Form 10-K for the year ended December 31, 1998, in File
No. 1-10764).

      Financial Statement Schedules of Entergy Arkansas (Referred to in
Item  14(a)2 to Form 10-K for the year ended December 31, 1998, in File
No. 1-10764 and included in such Form 10-K).


ENTERGY GULF STATES

      Independent Accountants' Report and Notes to Financial Statements of Entergy Gulf States (Reference is made to information under the headings "Report of Independent Accountants" and "Notes to Financial
Statements" contained in Entergy Gulf States' 1998 Financial Statements included in the Form 10-K for the year ended December 31, 1998, in File
No. 1-2703).

      Financial Statement Schedules of Entergy Gulf States (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 1998, in File No. 1-2703 and included in such Form 10-K).


ENTERGY LOUISIANA

      Independent Accountants' Report and Notes to Financial Statements of Entergy Louisiana (Reference is made to information under the headings "Report of Independent Accountants" and "Notes to Financial
Statements" contained in Entergy Louisiana's 1998 Financial Statements included in the Form 10-K for the year ended December 31, 1998, in File
No. 1-8474).

     Financial Statement Schedules of Entergy Louisiana (Referred to in
Item  14(a)2 to Form 10-K for the year ended December 31, 1998, in File
No. 1-8474 and included in such Form 10-K).


ENTERGY MISSISSIPPI

      Independent Accountants' Report and Notes to Financial Statements
of  Entergy  Mississippi (Reference is made to  information  under  the headings  "Report of Independent Accountants" and "Notes  to  Financial
Statements,"   contained  in  Entergy  Mississippi's   1998   Financial
Statements  included in the Form 10-K for the year ended  December  31,
1998, in File No. 0-320).

      Financial Statement Schedules of Entergy Mississippi (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 1998, in File No. 0-320 and included in such Form 10-K).


ENTERGY NEW ORLEANS

      Independent Accountants' Report and Notes to Financial Statements
of  Entergy  New  Orleans (Reference is made to information  under  the headings  "Report of Independent Accountants" and "Notes  to  Financial
Statements,"   contained  in  Entergy  New  Orleans'   1998   Financial
Statements  included in the Form 10-K for the year ended  December  31,
1998, in File No. 0-5807).

      Financial Statement Schedules of Entergy New Orleans (Referred to in Item 14(a)2 to Form 10-K for the year ended December 31, 1998, in File No. 0-5807 and included in such Form 10-K).


SYSTEM ENERGY

      Independent Accountants' Report and Notes to Financial Statements
of  System Energy (Reference is made to information under the  headings
"Report   of   Independent  Accountants"  and   "Notes   to   Financial
Statements,"  contained  in System Energy's 1998  Financial  Statements included in the Form 10-K for the year ended December 31, 1998, in File
No. 1-9067).

      Financial  Statement Schedules of System Energy (Referred  to  in
Item  14(a)2 to Form 10-K for the year ended December 31, 1998, in File
No. 1-9067 and included in such Form 10-K).


ENTERGY CORPORATION SYSTEM COMPANIES

A-1    Entergy  Corporation's Annual Report on Form 10-K for  the  year ended December 31, 1998 (Incorporated herein by reference from File No.
1-11299).

A-2    Entergy Arkansas' Annual Report on Form 10-K for the year  ended
December  31, 1998 (Incorporated herein by reference from File  No.  1-
10764).

A-3    Entergy  Gulf States' Annual Report on Form 10-K  for  the  year ended December 31, 1998 (Incorporated herein by reference from File No.
1-2703).

A-4   Entergy Louisiana's Annual Report on Form 10-K for the year ended
December  31, 1998 (Incorporated herein by reference from File  No.  1-
8474).

A-5    Entergy  Mississippi's Annual Report on Form 10-K for  the  year ended December 31, 1998 (Incorporated herein by reference from File No.
0-320).

A-6    Entergy  New Orleans' Annual Report on Form 10-K  for  the  year ended December 31, 1998 (Incorporated herein by reference from File No.
0-5807).

A-7    System  Energy's Annual Report on Form 10-K for the  year  ended
December  31, 1998 (Incorporated herein by reference from File  No.  1-
9067).


ENTERGY CORPORATION

B-1(a)  Certificate of Incorporation of Entergy Corporation as executed
December  31,  1993 (Filed as Exhibit A-1(a) to Rule 24 Certificate  in
File No. 70-8059).

B-1(b) By-Laws of Entergy Corporation as amended January 29, 1999, and as presently in effect (Filed as Exhibit 4.2 in File No. 333-75097).


ENTERGY ARKANSAS

B-2(a)  Amended  and  Restated  Articles of  Incorporation  of  Entergy
Arkansas and amendments thereto through April 22, 1996 (Filed as Exhibit 3(a) to Form 10-Q for the quarter ended March 31, 1996 in File
No. 1-10764).

B-2(b) By-Laws of Entergy Arkansas as of October 5, 1998, and as presently in effect (Filed as Exhibit 3(b) to Form 10-Q for the quarter ended September 30, 1998 in File No. 1-10764).


ENTERGY ENTERPRISES, INC.

B-3(a) Restated Articles of Incorporation of Entergy Enterprises, Inc., as in effect December 28, 1992 (Filed as Exhibit B-3(a) to Form U5S for the year ended December 31, 1997).

B-3(b) By-Laws of Entergy Enterprises, Inc., as amended as of July  17,
1990 and currently in effect (Filed as Exhibit A-6(a) to Form U-1 in File No. 70-7947).


ENTERGY LOUISIANA

B-4(a) Restated Articles of Incorporation of Entergy Louisiana and amendments thereto through April 22, 1996 (Filed as Exhibit 3(c) to
Form 10-Q for the quarter ended March 31, 1996 in File No. 1-8474).

B-4(b) By-Laws of Entergy Louisiana as of October 5, 1998, and as presently in effect (Filed as Exhibit 3(d) to Form 10-Q for the quarter ended September 30, 1998 in File No. 1-8474).


ENTERGY MISSISSIPPI

B-5(a) Restated Articles of Incorporation of Entergy Mississippi and amendments thereto through November 20, 1997 (Filed as Exhibit 3(i)(f)1 to Form 10-K for the year ended December 31, 1997 in File No. 0-320).

B-5(b)    By-Laws of Entergy Mississippi as of October 5, 1998, and  as
presently in effect (Filed as Exhibit 3(e) to Form 10-Q for the quarter ended September 30, 1998 in File No. 0-320).


ENTERGY NEW ORLEANS

B-6(a) Restated Articles of Incorporation of Entergy New Orleans and amendments thereto through April 22, 1996 (Filed as Exhibit 3(e) to
Form 10-Q for the quarter ended March 31, 1996 in File No. 0-5807).

B-6(b) By-Laws of Entergy New Orleans as of October 5, 1998, and as presently in effect (Filed as Exhibit 3(f) to Form 10-Q for the quarter ended September 30, 1998 in File No. 0-5807).


SYSTEM ENERGY

B-7(a) Amended and Restated Articles of Incorporation of System Energy and amendments thereto through April 28, 1989 (Filed as Exhibit A-1(a) to Form U-1 in File No. 70-5399).

B-7(b) By-Laws of System Energy effective July 6, 1998, and as presently in effect (Filed as Exhibit 3(f) to Form 10-Q for the quarter ended June 30, 1998 in File No. 1-9067).


ENTERGY SERVICES

*B-8(a)    Certificate of Amendment of Certificate of Incorporation  of
Entergy Services, as executed May 5, 1998.

*B-8(b)    By-Laws of Entergy Services as of October 5,  1998,  and  as
presently in effect.


SYSTEM FUELS, INC.

B-9(a)  Articles  of Incorporation of System Fuels, Inc.,  as  executed
January 3, 1972 (Filed as Exhibit A-1 to Form U-1 in File No. 70-5015).

*B-9(b)   By-Laws of System Fuels, Inc., as of August 10, 1998, and  as
presently in effect.


ENTERGY OPERATIONS, INC.

B-10(a)    Restated Certificate of Incorporation of Entergy Operations,
Inc.,  effective  June  8, 1990 (Filed as Exhibit  A-1(b)  to  Rule  24
Certificate in File No. 70-7679).

*B-10(b) By-Laws of Entergy Operations, Inc., as of July 6, 1998, and as presently in effect.


ENTERGY POWER, INC.

B-11(a)   Restated Certificate of Incorporation of Entergy Power, Inc.,
effective March 8, 1990 (Filed as Exhibit A-1(b) to Rule 24 Certificate
in File No. 70-7684).

B-11(b)   By-Laws of Entergy Power, Inc., as amended as of October  28,
1993 and currently in effect (Filed as Exhibit B-11(b) to Form U5S  for the year ended December 31, 1994).


ENTERGY POWER DEVELOPMENT CORPORATION

B-12(a)    Certificate  of Incorporation of Entergy  Power  Development
Corporation, as executed December 9, 1992 (Filed as Exhibit B-14(a)  to
Form U5S for the year ended December 31, 1992).

B-12(b)    By-Laws of Entergy Power Development Corporation, as amended as  of  October 28, 1993 and currently in effect (Filed as  Exhibit  B-
14(b) to Form U5S for the year ended December 31, 1994).


ENTERGY GULF STATES

B-13(a)   Restated Articles of Incorporation of Entergy Gulf States and
amendments  thereto through April 22, 1996 (Filed as  Exhibit  3(b)  to
Form 10-Q for the quarter ended March 31, 1996 in File No. 1-2703).

B-13(b)   By-Laws of Entergy Gulf States as of October 5, 1998, and  as
presently in effect (Filed as Exhibit 3(c) to Form 10-Q for the quarter ended September 30, 1998 in File No. 1-2703).


VARIBUS CORPORATION

B-14(a)    Charter (Articles of Association) and Amendments thereto  of
Varibus  Corporation, as executed March 23, 1970 (Filed as  Exhibit  B-
17(a) to Form U5B).

*B-14(b)   By-Laws of Varibus Corporation, as of August  10,  1998  and
currently in effect.


PRUDENTIAL OIL AND GAS, INC.

B-15(a)    Charter (Articles of Association) and Amendments thereto  of
Prudential  Oil and Gas, Inc., as executed October 16, 1962  (Filed  as
Exhibit B-18(a) to Form U5B).

*B-15(b)   By-Laws of Prudential, Oil and Gas, Inc., as of  August  10,
1998 and currently in effect.


GSG&T, INC.

B-16(a)    Charter (Articles of Association) and Amendments thereto  of
GSG&T, Inc., as executed May 15, 1987 (Filed as Exhibit B-19(a) to Form
U5B).

*B-16(b)   By-Laws of GSG&T, Inc., as of August 10, 1998 and  currently in effect.


SOUTHERN GULF RAILWAY COMPANY

B-17(a)    Charter (Articles of Association) and Amendments thereto  of
Southern  Gulf  Railway  Company, as executed May  6,  1993  (Filed  as
Exhibit B-20(a) to Form U5B).

*B-17(b)   By-Laws of Southern Gulf Railway Company, as of  August  10,
1998 and currently in effect.


ENTERGY POWER MARKETING CORPORATION

B-18(a)    Certificate  of  Incorporation of  Entergy  Power  Marketing
Corporation, as executed May 17, 1995 (Filed as Exhibit B-19(a) to Form
U5S for the year ended December 31, 1996).

B-18(b)   By-Laws of Entergy Power Marketing Corporation, as of  August
1,  1995 and currently in effect (Filed as Exhibit B-19(a) to Form  U5S for the year ended December 31, 1996).


ENTERGY POWER OPERATIONS CORPORATION

B-19(a)    Certificate  of  Incorporation of Entergy  Power  Operations
Corporation,  as executed April 17, 1995 (Filed as Exhibit  B-20(a)  to
Form U5S for the year ended December 31, 1996).

B-19(b)   By-Laws of Entergy Power Operations Corporation, as of  April
21,  1995 and currently in effect (Filed as Exhibit B-20(a) to Form U5S for the year ended December 31, 1996).


ENTERGY TECHNOLOGY HOLDING COMPANY

B-20(a)    Certificate of Incorporation of Entergy  Technology  Holding
Company,  as  executed February 12, 1996 (Filed as Exhibit  B-22(a)  to
Form U5S for the year ended December 31, 1996).

B-20(b)   By-Laws of Entergy Technology Holding Company, as of February
12,  1996 and currently in effect (Filed as Exhibit B-22(a) to Form U5S for the year ended December 31, 1996).


ENTERGY POWER GENERATION CORPORATION

B-21(a)    Certificate  of  Incorporation of Entergy  Power  Generation
Corporation, as executed August 22, 1997 (Filed as Exhibit  B-21(a)  to
Form U5S for the year ended December 31, 1997).

B-21(b)    By-Laws  of  Entergy  Power Generation  Corporation,  as  of
December 26, 1996 and currently in effect (Filed as Exhibit B-21(b)  to
Form U5S for the year ended December 31, 1997).


ENTERGY POWER INTERNATIONAL HOLDINGS LTD. LLC

B-22(a)    Certificate of Incorporation of Entergy Power  International
Holdings  Corporation, as executed August 5, 1996 (Filed as Exhibit  B-
22(a) to Form U5S for the year ended December 31, 1997).

B-22(b)    By-Laws of Entergy Power International Holdings Corporation,
as  of  January 16, 1996 and currently in effect (Filed as  Exhibit  B-
22(b) to Form U5S for the year ended December 31, 1997).


ENTERGY INTERNATIONAL LTD LLC

B-23(a)   Limited Liability Agreement of Entergy International Ltd  LLC
(Filed  as Exhibit B-23(d) to Form U5S for the year ended December  31,
1997).


ENTERGY BUSINESS SOLUTIONS, INC.

*B-24(a)   Certificate of Amendment of Certificate of Incorporation  of
Entergy Business Solutions, Inc., as executed April 7, 1998.

*B-24(b)   By-Laws  of  Entergy Business Solutions,  Inc.,  as  amended
November 30, 1998 and currently in effect.


ENTERGY NUCLEAR, INC.

*B-25(a)   Certificate  of Incorporation of Entergy Nuclear,  Inc.,  as
executed April 10, 1996.

*B-25(b)   By-Laws of Entergy Nuclear, Inc., as amended  September  10,
1998 and currently in effect.


ENTERGY OPERATIONS SERVICES, INC.

*B-26(a)   Certificate of Amendment of Certificate of Incorporation  of
Entergy Operations Services, Inc., as executed July 9, 1996.

*B-26(b)   By-Laws  of Entergy Operations Services,  Inc.,  as  amended
October 9, 1998 and currently in effect.


ENTERGY CORPORATION

C-1(a) See C-2 (a) through C-7(f) below for instruments defining the rights of holders of long-term debt of Entergy Arkansas, Entergy Gulf
States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans and
System Energy.

C-1(b)  Credit Agreement, dated as of September 13, 1996, among Entergy
Corporation, Entergy Technology Holding Company, the Banks (The Bank of
New  York,  Bank  of America NT & SA, The Bank of Nova  Scotia,  Banque
Nationale  de  Paris  (Houston Agency),  The  First  National  Bank  of
Chicago,  The Fuji Bank, Ltd., Societe Generale Southwest  Agency,  and
CIBC Inc.) and The Bank of New York, as Agent (the "Entergy-ETHC Credit
Agreement")  (filed as Exhibit 4(a)12 to Form 10-K for the  year  ended
December 31, 1996).

C-1(c)  Amendment  No.  1,  dated as of  October  22,  1996  to  Credit
Agreement  Entergy-ETHC Credit Agreement (filed as  Exhibit  4(a)13  to
Form 10-K for the year ended December 31, 1996).

C-1(d)  Guaranty and Acknowledgment Agreement, dated as of  October  3,
1996,  by  Entergy  Corporation to The Bank  of  New  York  of  certain promissory notes issued by ETHC in connection with acquisition  of  280
Equity Holdings, Ltd (filed as Exhibit 4(a)14 to Form 10-K for the year ended December 31, 1996).

C-1(e)  Amendment,  dated  as of November 21,  1996,  to  Guaranty  and
Acknowledgment Agreement by Entergy Corporation to The Bank of New York
of   certain  promissory  notes  issued  by  ETHC  in  connection  with acquisition  of  280 Equity Holdings, Ltd (filed as Exhibit  4(a)15  to
Form 10-K for the year ended December 31, 1996).

C-1(f) Guaranty and Acknowledgment Agreement, dated as of November  21,
1996, by Entergy Corporation to The Bank of New York of certain promissory notes issued by ETHC in connection with acquisition of Sentry (filed as Exhibit 4(a)16 to Form 10-K for the year ended
December 31, 1996).

C-1(g) Amended and Restated Credit Agreement, dated as of December  12,
1996,  among  Entergy,  the  Banks (Bank of America  National  Trust  &
Savings  Association, The Bank of New York, The Chase  Manhattan  Bank,
Citibank, N.A., Union Bank of Switzerland, ABN Amro Bank N.V., The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Mellon Bank, N.A.,
First  National  Bank  of  Commerce  and  Whitney  National  Bank)  and
Citibank, N.A., as Agent (filed as Exhibit 4(a)17 to Form 10-K for the year ended December 31, 1996).


ENTERGY ARKANSAS

C-2(a)   Mortgage  and  Deed  of  Trust,  as  amended   by   fifty-four
Supplemental  Indentures (Filed, respectively, as the exhibits  and  in the  file numbers indicated: 7(d) in 2-5463 (Mortgage); 7(b) in  2-7121
(First); 7(c) in 2-7605 (Second); 7(d) in 2-8100 (Third); 7(a)-4 in  2-
8482 (Fourth); 7(a)-5 in 2-9149 (Fifth); 4(a)-6 in 2-9789 (Sixth); 4(a)-
7  in  2-10261 (Seventh); 4(a)-8 in 2-11043 (Eighth); 2(b)-9 in 2-11468
(Ninth); 2(b)-10 in 2-15767 (Tenth); D in 70-3952 (Eleventh); D in  70-
4099   (Twelfth);  4(d)  in  2-23185  (Thirteenth);  2(c)  in   2-24414
(Fourteenth); 2(c) in 2-25913 (Fifteenth); 2(c) in 2-28869 (Sixteenth);
2(d) in 2-28869 (Seventeenth); 2(c) in 2-35107 (Eighteenth); 2(d) in 2-
36646  (Nineteenth);  2(c)  in  2-39253 (Twentieth);  2(c)  in  2-41080
(Twenty-first);  C-1 to Rule 24 Certificate in 70-5151 (Twenty-second);
C-1  to  Rule 24 Certificate in 70-5257 (Twenty-third); C  to  Rule  24
Certificate  in 70-5343 (Twenty-fourth); C-1 to Rule 24 Certificate  in
70-5404  (Twenty-fifth); C to Rule 24 Certificate in  70-5502  (Twenty-
sixth); C-1 to Rule 24 Certificate in 70-5556 (Twenty-seventh); C-1  to
Rule  24  Certificate  in  70-5693  (Twenty-eighth);  C-1  to  Rule  24
Certificate in 70-6078 (Twenty-ninth); C-1 to Rule 24 Certificate in 70-
6174 (Thirtieth); C-1 to Rule 24 Certificate in 70-6246 (Thirty-first);
C-1  to Rule 24 Certificate in 70-6498 (Thirty-second); A-4b-2 to  Rule
24 Certificate in 70-6326 (Thirty-third); C-1 to Rule 24 Certificate in
70-6607 (Thirty-fourth); C-1 to Rule 24 Certificate in 70-6650 (Thirty-
fifth);  C-1 to Rule 24 Certificate, dated December 1, 1982, in 70-6774
(Thirty-sixth); C-1 to Rule 24 Certificate, dated February 17, 1983, in
70-6774 (Thirty-seventh); A-2(a) to Rule 24 Certificate, dated December
5,  1984, in 70-6858 (Thirty-eighth); A-3(a) to Rule 24 Certificate  in
70-7127   (Thirty-ninth);  A-7  to  Rule  24  Certificate  in   70-7068
(Fortieth); A-8(b) to Rule 24 Certificate, dated July 6, 1989,  in  70-
7346  (Forty-first); A-8(c) to Rule 24 Certificate, dated  February  1,
1990,  in 70-7346 (Forty-second); 4 to Form 10-Q for the quarter  ended
September  30,  1990,  in  1-10764 (Forty-third);  A-2(a)  to  Rule  24
Certificate, dated November 30, 1990, in 70-7802 (Forty-fourth); and A-
2(b) to Rule 24 Certificate, dated January 24, 1991, in 70-7802 (Forty-
fifth); and 4(d)(2) in 33-54298 (Forty-sixth) 4(c)(2) to Form 10-K  for the  year ended December 31, 1992 in 1-10764 (Forty-seventh);  4(b)  to
Form  10-Q  for  the  quarter ended June 30, 1993  in  1-10764  (Forty-
eighth);  4(c) to Form 10-Q for the quarter ended June 30, 1993  in  1-
10764  (Forty-ninth); 4(b) to Form 10-Q for the quarter ended September
30, 1993 in 1-10764 (Fiftieth); 4(c) to Form 10-Q for the quarter ended
September 30, 1993 in 1-10764 (Fifty-first); 4(a) to Form 10-Q for  the quarter  ended June 30, 1994 (Fifty-second); C-2 to Form  U5S  for  the year ended December 31, 1995 (Fifty-third); and C-2(a) to Form U5S  for the year ended December 31, 1996 (Fifty-fourth)).

C-2(b)    Indenture for Unsecured Subordinated Debt Securities relating to  Trust Securities between Entergy Arkansas and Bank of New York  (as
Trustee), dated as of August 1, 1996 (filed as Exhibit A-1(a)  to  Rule
24 Certificate dated August 26, 1996 in File No. 70-8723).

C-2(c)     Amended  and  Restated Trust Agreement of  Entergy  Arkansas
Capital I, dated as of August 14, 1996 (filed as Exhibit A-3(a) to Rule
24 Certificate dated August 26, 1996 in File No. 70-8723).

C-2(d)     Guarantee Agreement between Entergy Arkansas (as  Guarantor)
and  The  Bank of New York (as Trustee), dated as of August  14,  1996, with  respect to Entergy Arkansas Capital I's obligations on its 8 1/2%
Cumulative  Quarterly Income Preferred Securities, Series A  (filed  as
Exhibit A-4(a) to Rule 24 Certificate dated August 26, 1996 in File No.
70-8723).


ENTERGY LOUISIANA

C-3(a)   Mortgage  and  Deed  of  Trust,  as  amended  by  fifty-second
Supplemental  Indentures (Filed, respectively, as the exhibits  and  in the  file numbers indicated:  7(d) in 2-5317 (Mortgage); 7(b) in 2-7408
(First); 7(c) in 2-8636 (Second); 4(b)-3 in 2-10412 (Third); 4(b)-4  in
2-12264 (Fourth); 2(b)-5 in 2-12936 (Fifth); D in 70-3862 (Sixth); 2(b)-
7  in  2-22340 (Seventh); 2(c) in 2-24429 (Eighth); 4(c)-9  in  2-25801
(Ninth);  4(c)-10 in 2-26911 (Tenth); 2(c) in 2-28123 (Eleventh);  2(c)
in 2-34659 (Twelfth); C to Rule 24 Certificate in 70-4793 (Thirteenth);
2(b)-2  in 2-38378 (Fourteenth); 2(b)-2 in 2-39437 (Fifteenth);  2(b)-2
in   2-42523   (Sixteenth);  C  to  Rule  24  Certificate  in   70-5242
(Seventeenth); C to Rule 24 Certificate in 70-5330 (Eighteenth); C-1 to
Rule 24 Certificate in 70-5449 (Nineteenth); C-1 to Rule 24 Certificate
in  70-5550  (Twentieth);  A-6(a) to Rule  24  Certificate  in  70-5598
(Twenty-first);  C-1 to Rule 24 Certificate in 70-5711 (Twenty-second);
C-1  to  Rule 24 Certificate in 70-5919 (Twenty-third); C-1 to Rule  24
Certificate  in 70-6102 (Twenty-fourth); C-1 to Rule 24 Certificate  in
70-6169  (Twenty-fifth); C-1 to Rule 24 Certificate in 70-6278 (Twenty-
sixth); C-1 to Rule 24 Certificate in 70-6355 (Twenty-seventh); C-1  to
Rule  24  Certificate  in  70-6508  (Twenty-eighth);  C-1  to  Rule  24
Certificate in 70-6556 (Twenty-ninth); C-1 to Rule 24 Certificate in 70-
6635 (Thirtieth); C-1 to Rule 24 Certificate in 70-6834 (Thirty-first);
C-1  to Rule 24 Certificate in 70-6886 (Thirty-second); C-1 to Rule  24
Certificate in 70-6993 (Thirty-third); C-2 to Rule 24 Certificate in 70-
6993  (Thirty-fourth); C-3 to Rule 24 Certificate in  70-6993  (Thirty-
fifth); A-2(a) to Rule 24 Certificate in 70-7166 (Thirty-sixth); A-2(a)
to  Rule  24  Certificate in 70-7226 (Thirty-seventh); C-1 to  Rule  24
Certificate  in 70-7270 (Thirty-eighth)); 4(a) to Quarterly  Report  on
Form  10-Q  for  the  quarter ended June 30, 1988, in  1-8474  (Thirty-
ninth); A-2(b) to Rule 24 Certificate in 70-7553 (Fortieth); A-2(d)  to
Rule  24  Certificate  in  70-7553 (Forty-first);  A-3(a)  to  Rule  24
Certificate,  in 70-7822 (Forty-second); A-3(b) to Rule 24  Certificate in  70-7822  (Forty-third); A-2(b) to Rule 24  Certificate  in  70-7822
(Forty-fourth);  and A-3(c) to Rule 24 Certificate in  70-7822  (Forty-
fifth);  A-2(c) to Rule 24 Certificate dated April 7, 1993  in  70-7822
(Forty-sixth); A-3(d) to Rule 24 Certificate dated June 4, 1993 in  70-
7822 (Forth-seventh); A-3(e) to Rule 24 Certificate dated December  21,
1993  in  70-7822  (Forty-eighth); A-3(f) to Rule 24 Certificate  dated
August  1, 1994 in 70-7822 (Forty-ninth); A-4(c) to Rule 24 Certificate dated  September  28, 1994 in 70-7653 (Fiftieth);  A-2(a)  to  Rule  24
Certificate dated April 4, 1996 (Fifty-first); and A-2(a)  to  Rule  24
Certificate dated April 3, 1998 (Fifty-second)).

C-3(b)  Facility  Lease No. 1, dated as of September 1,  1989,  between
First  National  Bank of Commerce, as Owner Trustee,  and  Entergy  La.
(Filed as Exhibit 4(c)-1 in Registration No. 33-30660).

C-3(c)  Facility  Lease No. 2, dated as of September 1,  1989,  between
First  National  Bank of Commerce, as Owner Trustee,  and  Entergy  La.
(Filed as Exhibit 4(c)-2 in Registration No. 33-30660).

C-3(d)  Facility  Lease No. 3, dated as of September 1,  1989,  between
First  National  Bank of Commerce, as Owner Trustee,  and  Entergy  La.
(Filed as Exhibit 4(c)-3 in Registration No. 33-30660).

C-3(e)    Indenture for Unsecured Subordinated Debt Securities relating to Trust Securities, dated as of July 1, 1996 (filed as Exhibit A-14(a)
to Rule 24 Certificate dated July 25, 1996 in File No. 70-8487).

C-3(f)     Amended  and Restated Trust Agreement of  Entergy  Louisiana
Capital  I dated July 16, 1996 of Series A Preferred Securities  (filed as  Exhibit A-16(a) to Rule 24 Certificate dated July 25, 1996 in  File
No. 70-8487).

C-3(g)     Guarantee  Agreement  between Entergy  Louisiana,  Inc.  (as
Guarantor) and The Bank of New York (as Trustee) dated as of  July  16,
1996 with respect to Entergy Louisiana Capital I's obligation on its 9%
Cumulative  Quarterly Income Preferred Securities, Series A  (filed  as
Exhibit A-19(a) to Rule 24 Certificate dated July 25, 1996 in File  No.
70-8487).


ENTERGY MISSISSIPPI

C-4(a)   Mortgage  and  Deed  of  Trust,  as  amended  by   twenty-five
Supplemental  Indentures (Filed, respectively, as the exhibits  and  in the  file numbers indicated:  7(d) in 2-5437 (Mortgage); 7(b) in 2-7051
(First); 7(c) in 2-7763 (Second); 7(d) in 2-8484 (Third); 4(b)-4 in  2-
10059  (Fourth); 2(b)-5 in 2-13942 (Fifth); A-11 to Form U-1 in 70-4116
(Sixth); 2(b)-7 in 2-23084 (Seventh); 4(c)-9 in 2-24234 (Eighth); 2(b)-
9(a)  in  2-25502 (Ninth); A-11(a) to Form U-1 in 70-4803  (Tenth);  A-
12(a) to Form U-1 in 70-4892 (Eleventh); A-13(a) to Form U-1 in 70-5165
(Twelfth); A-14(a) to Form U-1 in 70-5286 (Thirteenth); A-15(a) to Form
U-1   in   70-5371  (Fourteenth);  A-16(a)  to  Form  U-1  in   70-5417
(Fifteenth);  A-17 to Form U-1 in 70-5484 (Sixteenth);  2(a)-19  in  2-
54234   (Seventeenth);   C-1  to  Rule  24   Certificate   in   70-6619
(Eighteenth); A-2(c) to Rule 24 Certificate in 70-6672 (Nineteenth); A-
2(d)  to Rule 24 Certificate in 70-6672 (Twentieth); C-1(a) to Rule  24
Certificate in 70-6816 (Twenty-first); C-1(a) to Rule 24 Certificate in
70-7020  (Twenty-second);  C-1(b) to Rule  24  Certificate  in  70-7020
(Twenty-third);  C-1(a)  to  Rule 24 Certificate  in  70-7230  (Twenty-
fourth); and A-2(a) to Rule 24 Certificate in 70-7419 (Twenty-fifth)).

C-4(b)  Mortgage and Deed of Trust, dated as of February  1,  1988,  as amended by twelve Supplemental Indentures (Filed, respectively, as  the exhibits  and  in  the  file numbers indicated:  A-2(a)-2  to  Rule  24
Certificate  in 70-7461 (Mortgage); A-2(b)-2 to Rule 24 Certificate  in
70-7461 (First); A-5(b) to Rule 24 Certificate in 70-7419 (Second);  A-
4(b) to Rule 24 Certificate in 70-7554 (Third); and A-1(b)-1 to Rule 24
Certificate  in  70-7737  (Fourth); A-2(b) to Rule  24  Certificate  in
70-7914  (Fifth); A-2(e) to Rule 24 Certificate in 70-7914 (Sixth);  A-
2(g) to Form U-1 in 70-7914 (Seventh); A-2(i) to Rule 24 Certificate in
70-7914 (Eighth); A-2(j) to Rule 24 Certificate dated July 22, 1994  in
70-7914 (ninth)); A-2(l) to Rule 24 Certificate dated April 21, 1995 in
File  No. 70-7914 (Tenth); and A-2(a) to Rule 24 Certificate dated June
27,  1997  in  File  No.  70-8719 (Eleventh); and  A-2(b)  to  Rule  24
Certificate dated April 16, 1998 in File 70-8719(Twelfth)).


ENTERGY NEW ORLEANS

C-5(a) Mortgage and Deed of Trust, dated as of May 1, 1987, as amended by seven Supplemental Indentures (Filed, respectively, as the exhibits and in the file numbers indicated: A-2(c) to Rule 24 Certificate in 70-
7350  (Mortgage); A-5(b) to Rule 24 Certificate in 70-7350 (First);  A-
4(b) to Rule 24 Certificate in 70-7448 (Second); 4(f)4 to Form 10-K for the year ended December 31, 1992 in 0-5807 (Third); 4(a) to Form 10-Q for the quarter ended September 30, 1993 in 0-5807 (Fourth); 4(a) to Form 8-K dated April 26, 1995 in File No. 0-5807 (Fifth); and 4(a) to
Form  8-K dated March 22, 1996 in File No. 0-5807 (Sixth); and 4(b)  to
Form 10-Q for the quarter ended June 30, 1998 in 0-5807 (Seventh)).


SYSTEM ENERGY

C-6(a)   Mortgage  and  Deed  of  Trust,  as  amended   by   twenty-one
Supplemental  Indentures (Filed, respectively, as the exhibits  and  in the  file numbers indicated: A-1 in 70-5890 (Mortgage); B and C to Rule
24  Certificate in 70-5890 (First); B to Rule 24 Certificate in 70-6259
(Second); 20(a)-5 to Form 10-Q for the quarter ended June 30, 1981,  in
1-3517 (Third); A-1(e)-1 to Rule 24 Certificate in 70-6985 (Fourth);  B
to  Rule 24 Certificate in 70-7021 (Fifth); B to Rule 24 Certificate in
70-7021 (Sixth); A-3(b) to Rule 24 Certificate in 70-7026 (Seventh); A-
3(b)  to  Rule  24  Certificate  in 70-7158  (Eighth);  B  to  Rule  24
Certificate in 70-7123 (Ninth); B-1 to Rule 24 Certificate  in  70-7272
(Tenth); B-2 to Rule 24 Certificate in 70-7272 (Eleventh); B-3 to  Rule
24  Certificate in 70-7272 (Twelfth); B-1 to Rule 24 Certificate in 70-
7382  (Thirteenth);  and  B-2  to  Rule  24    Certificate  in  70-7382
(Fourteenth); A-2(c) to Rule 24 Certificate in 70-7946 (Fifteenth);  A-
2(c)  to Rule 24 Certificate in 70-7946 (Sixteenth); and A-2(d) to Rule
24  Certificate in 70-7946 (Seventeenth); A-2(e) to Rule 24 Certificate
in 70-7946 (Eighteenth); and A-2(g) to Rule 24 Certificate dated May 6,
1994  in  70-7946 (Nineteenth); A-2(a)(1) to Rule 24 Certificate  dated
August  8, 1996 in File No. 70-8511 (Twentieth); and A-2(a)(2) to  Rule
24  Certificate  dated  August 8, 1996 in  File  No.  70-8511  (Twenty-
first)).

C-6(b)  Facility  Lease No. 1, dated as of December  1,  1988,  between
Meridian  Trust Company and Stephen M. Carta, (Steven Kaba,  Seccessor)
as  Owner  Trustees, and System Energy (Filed as Exhibit  B-2(c)(1)  to
Rule  24  Certificate, dated January 9, 1989, in File No. 70-7561),  as supplemented by Lease Supplement No. 1 dated as of April  1,  1989  (B-
22(b)  (1) to Rule 24 Certificate dated April 21, 1989 in 70-7561)  and
Lease  Supplement No. 2 dated as of January 1, 1994 (B-3(d) to Rule  24
Certificate dated January 31, 1994 in 70-8215).

C-6(c)  Facility  Lease No. 2, dated as of December  1,  1988,  between
Meridian  Trust  Company and Stephen M. Carta, as Owner  Trustees,  and
System Energy (Filed as Exhibit B-2(c)(2) to Rule 24 Certificate, dated
January  9,  1989,  in  File  No. 70-7561), as  supplemented  by  Lease
Supplement  No.  1 dated as of April 1, 1989 (B-22(b) (2)  to  Rule  24
Certificate dated April 21, 1989 in 70-7561) and Lease Supplement No. 2 dated  as of January 1, 1994 (B-4(d)  Rule 24 Certificate dated January
31, 1994 in 70-8215).

C-6(d) Indenture (for Unsecured Debt Securities), dated as of September
1,  1995, between System Energy Resources, Inc., and Chemical Bank  (B-
10(a) to Rule 24 Certificate in 70-8511).


ENTERGY GULF STATES

C-7(a)  Indenture  of  Mortgage,  as amended  by  certain  Supplemental
Indentures  (B-a-I-1  in Registration No. 2-2449 (Mortgage);  7-A-9  in
Registration  No.  2-6893 (Seventh); B to Form 8-K dated  September  1,
1959  (Eighteenth);  B  to  Form 8-K dated February  1,  1966  (Twenty-
second); B to Form 8-K dated March 1, 1967 (Twenty-third); C to Form 8-
K  dated March 1, 1968 (Twenty-fourth); B to Form 8-K dated November 1,
1968  (Twenty-fifth); B to Form 8-K dated April 1, 1969 (Twenty-sixth);
2-A-8 in Registration No. 2-66612 (Thirty-eighth); 4-2 to Form 10-K for the  year ended December 31, 1984 in 1-2703 (Forty-eighth); 4-2 to Form
10-K  for the year ended December 31, 1988 in 1-2703 (Fifty-second);  4 to  Form  10-K  for the year ended December 31, 1991 in 1-2703  (Fifty-
third);  4 to Form 8-K dated July 29, 1992 in 1-2703 (Fifth-fourth);  4 to Form 10-K dated December 31, 1992 in 1-2703 (Fifty-fifth); 4 to Form
10-Q for the quarter ended March 31, 1993 in 1-2703 (Fifty-sixth);  and
4-2 to Amendment No. 9 to Registration No. 2-76551 (Fifty-seventh)).

C-7(b)  Indenture, dated March 21, 1939, accepting resignation  of  The
Chase  National Bank of the City of New York as trustee and  appointing
Central  Hanover Bank and Trust Company as successor trustee (Filed  as
Exhibit B-a-1-6 in Registration No. 2-4076).

C-7(c)    Trust Indenture for 9.72% Debentures due July 1, 1998 (Filed
as Exhibit 4 in Registration No. 33-40113).

C-7(d)    Indenture for Unsecured Subordinated Debt Securities relating to  Trust Securities, dated as of January 15, 1997 (filed as Exhibit A-
11(a)  to  Rule 24 Certificate dated February 6, 1997 in File  No.  70-
8721).

C-7(e)     Amended and Restated Trust Agreement of Entergy Gulf  States
Capital  I  dated  January 28, 1997 of Series  A  Preferred  Securities
(filed as Exhibit A-13(a) to Rule 24 Certificate dated February 6, 1997 in File No. 70-8721).

C-7(f)     Guarantee  Agreement between Entergy Gulf States,  Inc.  (as
Guarantor)  and The Bank of New York (as Trustee) dated as  of  January
28, 1997 with respect to Entergy Gulf States Capital I's obligation  on its  8.75% Cumulative Quarterly Income Preferred Securities,  Series  A
(filed as Exhibit A-14(a) to Rule 24 Certificate dated February 6, 1997 in File No. 70-8721).


ENTERGY CORPORATION SYSTEM COMPANIES

D-1   Copy of the Middle South Utilities, Inc. and Subsidiary Companies
Intercompany  Income  Tax Allocation Agreement, dated  April  28,  1988
(Filed  as  Exhibit  D-1 to Form U5S for the year  ended  December  31,
1987).

D-2    Copy of First Amendment to the Middle South Utilities, Inc.  and
Subsidiary  Companies  Intercompany Income  Tax  Allocation  Agreement,
dated  January 1, 1990 (Filed as Exhibit D-2 to Form U5S for  the  year ended December 31, 1989).

D-3     Copy  of  Second  Amendment  to  the  Entergy  Corporation  and
Subsidiary  Companies  Intercompany Income  Tax  Allocation  Agreement,
dated  January 1, 1992 (Filed as Exhibit D-3 to Form U5S for  the  year ended December 31, 1992).

D-4   Copy of Third Amendment to the Entergy Corporation and Subsidiary
Companies  Intercompany Income Tax Allocation Agreement, dated  January
1,  1994  (Filed  as  Exhibit D-3(a) to Form U5S  for  the  year  ended
December 31, 1993).

D-5     Copy  of  Fourth  Amendment  to  the  Entergy  Corporation  and
Subsidiary  Companies  Intercompany  Income  Tax  Allocation  Agreement
(Filed  as  Exhibit  D-5 to Form U5S for the year  ended  December  31,
1996).

*F      Entergy Arkansas Preferred Stock Redeemed During 1998;  Entergy
Arkansas Long-Term Debt, including First Mortgage Bonds, Retired During
1998; Entergy Gulf States Preferred Stock Redeemed During 1998; Entergy
Gulf  States  Long-Term  Debt Retired During  1998;  Entergy  Louisiana
Preferred Stock Redeemed During 1998; Entergy Louisiana Long-Term Debt,
including   First   Mortgage  Bonds,  Retired  During   1998;   Entergy
Mississippi  Preferred Stock Redeemed During 1998; Entergy  Mississippi
Long-Term  Debt, including First Mortgage Bonds, Retired  During  1998;
Entergy  New Orleans Preferred Stock Redeemed During 1998; Entergy  New
Orleans  General  & Refunding Mortgage Bonds Retired During  1998;  and
System  Energy  Long-Term Debt, including First Mortgage Bonds  Retired during 1998.

*G      Financial   Data   Schedules  for   Entergy   Corporation   and
Subsidiaries, Entergy Arkansas, Inc., Entergy Louisiana, Inc.,  Entergy
Mississippi, Inc., Entergy New Orleans, Inc., System Energy  Resources,
Inc.,  Entergy  Corporation, Entergy Operations, Inc.,  Entergy  Power,
Inc.,  Entergy Services, Inc., System Fuels, Inc., Entergy Enterprises,
Inc.,  Entergy Gulf States Corporation and Subsidiaries,  Entergy  Gulf
States,  Inc.,  GSG&T,  Inc., Southern Gulf  Railway  Company,  Varibus
Corporation, Prudential Oil & Gas, Inc., and The Arklahoma Corporation.

H       See  "Item  1  System Companies and Investments Therein  as  of
December  31,  1998" for a copy of the organization  chart  of  Entergy
Corporation and it's subsidiaries, showing the relationship of each EWG or  foreign  utility  in which the system holds an  interest  to  other system companies, dated December 31, 1998.

*I-1 Report of Independent Accountants, Financial Statements and Notes to Financial Statements of Entergy Power Development Corporation for the year ended December 31, 1998 (Exhibit I-1 is being filed pursuant to Rule 104.).

*I-2 Report of Independent Accountants, Financial Statements and Notes to Financial Statements of Entergy Power Operations Corporation for the year ended December 31, 1998 (Exhibit I-2 is being filed pursuant to Rule 104.).

*I-3 Report of Independent Accountants, Financial Statements and Notes to Financial Statements of Entergy International Ltd LLC for the year ended December 31, 1998 (Exhibit I-3 is being filed pursuant to Rule
104.).

*I-4  Report of Independent Accountants, Financial Statements and Notes
to   Financial  Statements  of  Entergy  Power  International  Holdings
Corporation  for the year ended December 31, 1998 (Exhibit I-4is  being filed pursuant to Rule 104.).

_______________________

* Exhibits  indicated by an asterisk preceding the exhibit  number  are
  filed  herewith.   The balance of the exhibits have  heretofore  been
  filed  with the Securities and Exchange Commission, respectively,  as the  exhibits  and in the file numbers indicated and are incorporated herein by reference.

The  Jackson Gas Light Company, Entergy Power & Light Company  and  The
Light,  Heat  and  Water Company of Jackson, Mississippi  are  inactive
companies and copies of exhibits are not included for this reason.   No
exhibits  pertaining to ARKCO are included. (See notes (4) and  (5)  to
Item 1 of this Form.)

						   EXHIBIT F

ITEM 4.    SUPPORTING SCHEDULES


    Entergy Arkansas Preferred Stock Redeemed During 1998


			    Shares
	 Series             Redeemed         Consideration


     9.92% Series              160,000         $4,000,000
     8.52% Series               50,000          5,000,000
			       -------         ----------
			       210,000         $9,000,000
			       =======         ==========



  Entergy Arkansas Long-Term Debt, including First Mortgage
		 Bonds, Retired During 1998*


					   Principal
   Series                                   Amount            Consideration

  7 3/8% Series Due 1998                  $  15,000,000       $   15,000,000
  9 3/4% Series Due 2019                     75,000,000           75,000,000
  10 % Series Due 2020                        4,061,000            4,061,000
  8.7 % Series Due 2022                      11,713,000           11,713,000
  Jefferson County Pollution Control
     & Industrial Development Bonds
     6.125% Due 1998-2007                    45,510,000           45,510,000
     8.75% Due 1998                             135,000              135,000
  Pope County Pollution
     Control Bonds
     8.75% Due 1998                               5,000                5,000
					  -------------       --------------
					  $ 151,424,000       $  151,424,000
					  =============       ==============


ITEM 4.   SUPPORTING SCHEDULES (Continued)
EXHIBIT F


  Entergy Gulf States Preferred Stock Redeemed During 1998

				     Shares
   Series                           Redeemed        Consideration

  8.80% Series                      22,312          $2,231,200
  8.64% Series                      28,000           2,800,000
  Adjustable Rate Series A, 7.00%   12,000           1,200,000
  Adjustable Rate Series B, 7.00%   22,500           2,250,000
				    ------          ----------
				    84,812          $8,481,200
				    ======          ==========


Entergy Gulf States Long-Term Debt, Including First Mortgage
		 Bonds, Retired During 1998*

				     Principal
  Series                              Amount         Consideration

 6 5/8% Series Due 1998             $ 25,000,000     $   25,000,000
 6.3/4% Series Due 1998               40,000,000         40,000,000
 7.35% Series Due 1998                75,000,000         75,000,000
 Iberville Parish Pollution
   Control Revenue Bonds
   7% Due 2006                        21,600,000         21,600,000
 Iberville Parish Pollution
   Control Revenue Bonds
   7% Due 2006                            25,000             25,000
 Pollution Control Revenue Bonds
   5.9% Due 2007                         465,000            465,000
 9.72% Debentures Due 1998            50,000,000         50,000,000
				    ------------     --------------
				    $212,090,000     $  212,090,000
				    ============     ==============


ITEM 4.     SUPPORTING SCHEDULES (Continued)

							EXHIBIT F


 Entergy Louisiana Long-Term Debt, including First Mortgage
		 Bonds, Retired During 1998*

				  Principal
   Series                          Amount        Consideration

  7 1/8% Series Due 1998         $  35,000,000   $35,000,000
  8 % Series Due 2003               25,561,000    25,561,000
  8 1/2% Series Due 2022            90,000,000    90,000,000
  Ouachita Parish Pollution
    Control Revenue Bonds
    6.4% Due 1988-2007                  25,000        25,000
  St. Charles Parish Pollution
    Control Revenue Bonds
    6.4% Due 1988-2007                  55,000        55,000
  St. Charles Parish Industrial
    Development Bonds
    6.4% Due 1988-2007                  15,000        15,000
  St. Charles Parish Pollution
    Control Revenue Bonds
    8% Due 1990-2007                    45,000        45,000
  Ouachita Parish Industrial
    Development Revenue Bonds
    8% Due 1990-2007                    20,000        20,000
  Ouachita Parish Industrial
    Development Bonds
    8% Due 1990-2007                    15,000        15,000
  Jefferson Parish Pollution
    Control Revenue Bonds
    8% Due 1979-2009                    50,000        50,000
				 -------------  ------------
				 $ 150,786,000  $150,786,000
				 =============  ============



   Entergy Mississippi Long-Term Debt Retired During 1998*

				   Principal
   Series                           Amount        Consideration
  General & Refunding Mortgage
    Bonds 8.8% Series Due 2005     $80,000,000     $80,000,000
  Washington County Pollution
    Control Revenue Bonds
    7-1/2% Due 1991-2004                20,000          20,000
				  ------------    ------------
				  $ 80,020,000    $ 80,020,000
				  ============    ============


ITEM 4.   SUPPORTING SCHEDULES (Concluded)
							EXHIBIT F


   Entergy New Orleans Long-Term Debt Retired During 1998*




				     Principal
   Series                             Amount        Consideration

  General & Refunding Mortgage
    Bonds 8.67% Series Due 2005      $30,000,000     $30,000,000
				     -----------     -----------
				     $30,000,000     $30,000,000
				     ===========     ===========



System Energy Long Term Debt, including First Mortgage Bonds
		    Retired During 1998*


				    Principal
   Series                            Amount        Consideration

  6.00 % Series Due 1998             $60,000,000       $60,000,000
  11.375 % Series Due 1998            10,000,000        10,000,000
  Grand Gulf Lease Obligation
   7.02%                               7,860,852         7,860,852
  Claiborne County Pollution
    Control Bonds
    9.5 % Series A, Due 2014          10,000,000        10,000,000
    9.875 % Series C, Due 2013       212,480,000       212,480,000
				   -------------   ---------------
				   $ 300,340,852   $   300,340,852
				   =============   ===============


* All retirements of securities were made in reliance on Rule 42 promulgated under the Holding Company Act.


			      SIGNATURES


Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility
Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.


		    ENTERGY CORPORATION
		    ENTERGY ARKANSAS, INC.
		    ENTERGY GULF STATES, INC.
		    ENTERGY LOUISIANA, INC.
		    ENTERGY MISSISSIPPI, INC.
		    ENTERGY NEW ORLEANS, INC.
		    SYSTEM ENERGY RESOURCES, INC.
		    ENTERGY INTERNATIONAL HOLDINGS LTD LLC
		    ENTERGY OPERATIONS, INC.
		    ENTERGY SERVICES, INC.

		    By:        /s/ Nathan E. Langston
				   Nathan E. Langston
		    Vice President, Chief Accounting Officer


		    ENTERGY ENTERPRISES, INC.
		    ENTERGY POWER, INC.
		    ENTERGY POWER GENERATION CORP.
		    ENTERGY POWER DEVELOPMENT CORPORATION
		    ENTERGY GLOBAL POWER OPERATIONS CORPORATION
		    ENTERGY POWER MARKETING CORP.
		    ENTERGY POWER INTERNATIONAL HOLDINGS CORP
		    ENTERGY TECHNOLOGY HOLDING COMPANY
		    ENTERGY BUSINESS SOLUTIONS INCORPORATED
		    ENTERGY NUCLEAR INCORPORATED
		    ENTERGY OPERATIONS SERVICES INCORPORATED
		    SYSTEM FUELS, INC.


		    By:       /s/ C. John Wilder
				   C. John Wilder
		    Executive Vice President, Chief Financial Officer







Dated:  April 27, 1999




		  CONSENT OF INDEPENDENT ACCOUNTANTS




We consent to the incorporation by reference in this Annual Report to the Securities and Exchange Commission on Form U5S of Entergy
Corporation for the year ended December 31, 1998 filed pursuant to the Public Utility Holding Company Act of 1935, of our reports on the consolidated financial statements of Entergy Corporation and Subsidiaries and on the financial statements of its subsidiaries
(Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana,
Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., and System
Energy Resources, Inc., collectively referred to as "the Companies") dated February 18, 1999, appearing in each of the Companies' Annual
Reports on Form 10-K for the year ended December 31, 1998.


PricewaterhouseCoopers LLP



New Orleans, Louisiana
April 26, 1999



		  ENTERGY CORPORATION AND SUBSIDIARIES
		CONSOLIDATING STATEMENT OF INCOME (LOSS)
		      YEAR ENDED DECEMBER 31, 1998
		   (In Thousands, Except Share Data)

									 INTERCOMPANY
									 ELIMINATIONS
									      AND         ENTERGY       ENTERGY       ENTERGY
							   CONSOLIDATED   ADJUSTMENTS    ARKANSAS     GULF STATES    LOUISIANA


Operating Revenues:
     Domestic electric                                    $   6,136,322 $   2,479,361  $  1,608,698   $ 1,777,584    $1,710,908
     Natural gas                                                115,355          ....          ....        33,058          ....
     Steam products                                              43,167          ....          ....        43,167          ....
     Competitive businesses                                   5,199,928    (5,000,238)         ....          ....          ....
Equity in earnings of subsidiaries                                 ....       822,758          ....          ....          ....
							  ---------------------------------------------------------------------
		      Total                                  11,494,772    (1,698,119)    1,608,698     1,853,809     1,710,908
							  ---------------------------------------------------------------------
Operating Expenses:
     Operation:
	 Fuel for electric generation
	       and fuel-related expenses                      1,706,028       (98,950)      204,318       538,388       383,413
	 Purchased power                                      4,585,444    (3,018,484)      419,947       317,684       372,763
	 Nuclear refueling outage expenses                       83,885          ....        32,046        14,362        21,740
	 Other operation and maintenance                      1,988,040     1,020,071       358,006       411,303       289,522
     Depreciation and decommissioning                           984,929      (165,554)      181,436       199,372       171,723
     Taxes other than income taxes                              362,153        16,847        37,223       120,782        70,621
     Other regulatory charges (credits)                          35,136            (1)       45,658        (5,485)       (1,755)
     Amortization of rate deferrals                             237,302             1        75,249        21,749          ....
							  ---------------------------------------------------------------------
		      Total                                   9,982,917    (2,246,070)    1,353,883     1,618,155     1,308,027
							  ---------------------------------------------------------------------
Operating Income                                              1,511,855       547,951       254,815       235,654       402,881
							  ---------------------------------------------------------------------
Other Income (Deductions):
     Allowance for equity funds used during
	 construction                                            12,465          ....         5,921         2,143         1,887
     Miscellaneous - net                                        360,559      (363,808)       14,069        16,719         4,984
							  ---------------------------------------------------------------------
		      Total                                     373,024      (363,808)       19,990        18,862         6,871
							  ---------------------------------------------------------------------
Interest and Other Charges:
     Interest on long-term debt                                 735,601      (228,391)       86,772       149,767       109,463
     Other interest - net                                        65,047         5,530         4,813        21,016         7,127
     Distributions on preferred securities of subsidiary         42,628       (23,791)        5,100         7,437         6,300
     Allowance for borrowed funds used during
	 construction                                           (10,761)            1        (4,205)       (1,870)       (1,729)
							  ---------------------------------------------------------------------
		      Total                                     832,515      (246,651)       92,480       176,350       121,161
							  ---------------------------------------------------------------------

Income (Loss) Before Income Taxes                             1,052,364       430,794       182,325        78,166       288,591

Income Taxes                                                    266,735        14,230        71,374        31,773       109,104
							  ---------------------------------------------------------------------

Net Income (Loss)                                               785,629       416,564       110,951        46,393       179,487

Preferred and Preference Dividend Requirements
    and Other                                                    46,560             1        10,201        19,011        13,014
							  ---------------------------------------------------------------------

Earnings (Loss) Applicable to Common Stock                $     739,069 $     416,563  $    100,750   $    27,382    $  166,473
							  =====================================================================
Earnings per average common share
		   Basic and diluted                              $3.00
Dividends declared per common share                               $1.50
Average number of common shares outstanding
		   Basic                                    246,396,469
		   Diluted                                  246,572,481



							      ENTERGY       ENTERGY       SYSTEM        ENTERGY       ENTERGY
							    MISSISSIPPI   NEW ORLEANS     ENERGY      CORPORATION   OPERATIONS
														    (unaudited)

Operating Revenues:
     Domestic electric                                    $     976,300 $     431,453  $    602,373   $      ....    $  666,573
     Natural gas                                                   ....        82,297          ....          ....          ....
     Steam products                                                ....          ....          ....          ....          ....
     Competitive businesses                                        ....          ....          ....          ....          ....
Equity in earnings of subsidiaries                                 ....          ....          ....       822,758          ....
							  ---------------------------------------------------------------------
		      Total                                     976,300       513,750       602,373       822,758       666,573
							  ---------------------------------------------------------------------
Operating Expenses:
     Operation:
	 Fuel for electric generation
	       and fuel-related expenses                        241,415       138,142        41,740          ....          ....
	 Purchased power                                        286,769       164,435          ....          ....          ....
	 Nuclear refueling outage expenses                         ....          ....        15,737          ....          ....
	 Other operation and maintenance                        130,727        79,023        86,696        77,296       647,271
     Depreciation and decommissioning                            45,133        21,878       144,275          ....           685
     Taxes other than income taxes                               44,888        40,417        26,839         1,325        17,664
     Other regulatory charges (credits)                          (3,186)       (4,540)        4,443          ....          ....
     Amortization of rate deferrals                             104,969        35,336          ....          ....          ....
							  ---------------------------------------------------------------------
		      Total                                     850,715       474,691       319,730        78,621       665,620
							  ---------------------------------------------------------------------
Operating Income                                                125,585        39,059       282,643       744,137           953
							  ---------------------------------------------------------------------
Other Income (Deductions):
     Allowance for equity funds used during
	 construction                                               188           284         2,042          ....          ....
     Miscellaneous - net                                          4,891         1,409        13,309         2,536          ....
							  ---------------------------------------------------------------------
		      Total                                       5,079         1,693        15,351         2,536          ....
							  ---------------------------------------------------------------------
Interest and Other Charges:
     Interest on long-term debt                                  37,756        13,717       109,735          ....          ....
     Other interest - net                                         3,171         1,075         6,325        14,451           748
     Distributions on preferred securities of subsidiary           ....          ....          ....          ....          ....
     Allowance for borrowed funds used during
	 construction                                              (932)         (219)       (1,805)         ....          ....
							  ---------------------------------------------------------------------
		      Total                                      39,995        14,573       114,255        14,451           748
							  ---------------------------------------------------------------------

Income (Loss) Before Income Taxes                                90,669        26,179       183,739       732,222           205

Income Taxes                                                     28,031        10,042        77,263        (6,847)          205
							  ---------------------------------------------------------------------

Net Income (Loss)                                                62,638        16,137       106,476       739,069          ....

Preferred and Preference Dividend Requirements
    and Other                                                     3,370           965          ....          ....          ....
							  ---------------------------------------------------------------------

Earnings (Loss) Applicable to Common Stock                $      59,268 $      15,172  $    106,476   $   739,069    $     ....
							  =====================================================================



		  ENTERGY CORPORATION AND SUBSIDIARIES
		CONSOLIDATING STATEMENT OF INCOME (LOSS)
		     YEAR ENDED DECEMBER 31, 1998
		    (In Thousands, Except Share Data)



							       ENTERGY       ENTERGY       SYSTEM        ENTERGY
								POWER       SERVICES        FUELS      ENTERPRISES
							     (unaudited)   (unaudited)   (unaudited)   (unaudited)

Operating Revenues:
     Domestic electric                                     $        .... $     566,562  $    275,232   $      ....
     Natural gas                                                    ....          ....          ....          ....
     Steam products                                                 ....          ....          ....          ....
     Competitive businesses                                       96,626          ....          ....       103,064
Equity in earnings of subsidiaries                                  ....          ....          ....          ....
							   -------------------------------------------------------
		      Total                                       96,626       566,562       275,232       103,064
							   -------------------------------------------------------
Operating Expenses:
     Operation:
	 Fuel for electric generation
	       and fuel-related expenses                          59,662          ....          ....          ....
	 Purchased power                                           5,362          ....          ....          ....
	 Nuclear refueling outage expenses                          ....          ....          ....          ....
	 Other operation and maintenance                          13,015       520,617       270,658       123,977
     Depreciation and decommissioning                              4,488        21,880          ....        28,505
     Taxes other than income taxes                                   782        17,160           891           408
     Other regulatory charges (credits)                             ....          ....          ....          ....
     Amortization of rate deferrals                                 ....          ....          ....          ....
							   -------------------------------------------------------
		      Total                                       83,309       559,657       271,549       152,890
							   -------------------------------------------------------
Operating Income                                                  13,317         6,905         3,683       (49,826)
							   -------------------------------------------------------
Other Income (Deductions):
     Allowance for equity funds used during
	 construction                                               ....          ....          ....          ....
     Miscellaneous - net                                           6,821           184          ....       (68,171)
							   -------------------------------------------------------
		      Total                                        6,821           184          ....       (68,171)
							   -------------------------------------------------------
Interest and Other Charges:
     Interest on long-term debt                                     ....          ....          ....          ....
     Other interest - net                                           ....         3,711         3,474         4,666
     Distributions on preferred securities of subsidiary            ....          ....          ....          ....
     Allowance for borrowed funds used during
	 construction                                               ....          ....          ....          ....
							   -------------------------------------------------------
		      Total                                         ....         3,711         3,474         4,666
							   -------------------------------------------------------

Income (Loss) Before Income Taxes                                 20,138         3,378           209      (122,663)

Income Taxes                                                       7,997         3,378           209       (51,564)
							   -------------------------------------------------------

Net Income (Loss)                                                 12,141          ....          ....       (71,099)

Preferred and Preference Dividend Requirements
    and Other                                                       ....          ....          ....          ....
							   -------------------------------------------------------

Earnings (Loss) Applicable to Common Stock                 $      12,141   $      ....  $       ....   $   (71,099)
							   =======================================================


		       ENTERGY CORPORATION AND SUBSIDIARIES
		      CONSOLIDATING STATEMENT OF CASH FLOWS
			   YEAR ENDED DECEMBER 31, 1998
				 (In Thousands)

									  INTERCOMPANY
									  ELIMINATIONS
									       AND        ENTERGY         ENTERGY     ENTERGY
OPERATING ACTIVITIES:                                      CONSOLIDATED  ADJUSTMENTS      ARKANSAS      GULF STATES  LOUISIANA

Net Income (Loss)                                         $     785,629 $      416,564 $     110,951  $      46,393  $   179,487
Noncash items included in net income
     Reserve for regulatory adjustments                         130,603           ....          ....        130,603         ....
     Amortization of rate deferrals                             237,302              1        75,249         21,749         ....
     Other regulatory charges (credits), net                     35,136             (1)       45,658         (5,485)      (1,755)
     Depreciation, amortization and decommissioning             984,929       (160,704)      181,436        199,372      171,723
     Deferred income taxes and investment tax credits           (64,563)        (5,001)      (12,293)       (29,174)      26,910
      Allowance for equity funds used during construction       (12,465)          ....        (5,921)        (2,143)      (1,887)
      Gain on sale of non-regulated businesses & property      (255,718)       319,801          ....           ....         ....
     Equity in earnings of subsidiaries                            ....       (822,758)         ....           ....         ....
     Accrued pension liability                                     ....        (21,572)         ....           ....         ....
     Provisions for estimated losses                           (133,880)       193,510         2,032         (8,390)       6,410
Changes in working capital:
     Receivables                                                 24,176         (7,327)       35,398         43,834         (122)
     Fuel inventory                                              28,439         14,595         8,317          7,426         ....
     Accounts payable                                            31,229        (71,251)       (7,911)        (6,135)      (5,878)
     Taxes accrued                                               58,505        (79,768)       (8,742)         7,462       (7,040)
     Interest accrued                                           (37,937)        50,497        (3,541)        (2,523)      18,731
     Other working capital accounts                              24,216        (17,847)      (64,485)        23,824       21,513
Common stock dividends received                                    ....        488,500          ....           ....         ....
Change in other regulatory assets                               (13,684)       (48,662)         ....           ....      (19,608)
Change in decommissioning trust                                 (73,641)          ....       (25,929)       (11,899)     (11,648)
Deferred interest- Waterford 3 lease obligation                    ....        (17,799)         ....           ....      (17,799)
Other                                                           (69,219)       123,621        26,897           (358)     (20,473)
							    --------------------------------------------------------------------
Net cash flow provided by (used in) operating activities      1,679,057        354,399       357,116        414,556       338,564
							    --------------------------------------------------------------------

INVESTING ACTIVITIES:
Construction expenditures                                    (1,143,612)       583,656      (190,459)      (136,960)    (105,306)
Allowance for equity funds used during construction              12,465           ....         5,921          2,143        1,887
Nuclear fuel sales and purchases                               (102,747)       (13,739)      (45,845)        (1,977)     (38,141)
Proceeds from sale/leaseback of nuclear fuel                    128,210              1        42,055         15,932       39,701
Acquisition of non-regulated businesses                         (41,776)        41,776          ....           ....         ....
Proceeds from sale of businesses                              2,275,014     (2,275,014)         ....           ....         ....
Purchase of notes receivable                                   (947,444)       947,444          ....           ....         ....
Other                                                           (43,238)       (42,691)         ....           ....         ....
							    --------------------------------------------------------------------
 Net cash flow provided by (used in) investing activities       136,872       (758,567)     (188,328)      (120,862)    (101,859)
							    --------------------------------------------------------------------

FINANCING ACTIVITIES:
Proceeds from issuance of:
     Bank notes and long-term debt                            1,904,074     (1,439,190)         ....         21,600      112,556
     Common stock                                                19,341           ....          ....           ....         ....
Retirement of:
     Long-term debt                                          (3,151,680)     2,221,241      (151,424)      (212,090)    (150,786)
Repurchase of common stock                                       (2,964)          ....          ....           ....
Redemption of preferred stock                                   (17,481)          ....        (9,000)        (8,481)        ....
Dividends paid:
     Common stock                                              (373,441)      (488,500)      (92,600)      (109,400)    (138,500)
     Preferred stock                                            (46,809)            (2)      (10,407)       (19,055)     (13,014)
Change in advances from parent company                             ....         20,000          ....           ....         ....
Changes in short-term borrowings                                205,412       (148,085)         ....           ....         ....
Other                                                              ....           ....          ....           ....         ....
							    --------------------------------------------------------------------
 Net cash flow provided by (used in) financing activities    (1,463,548)       165,464      (263,431)      (327,426)    (189,744)
							    --------------------------------------------------------------------

    Effect of exchange rates on cash and cash equivalents         1,567         (1,567)         ....           ....         ....
							    --------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents            353,948       (240,271)      (94,643)       (33,732)      46,961
Cash and cash equivalents at beginning of year                  830,547       (107,382)      203,391        165,164       49,749
							    --------------------------------------------------------------------
Cash and cash equivalents at end of year                    $ 1,184,495   $   (347,653)  $   108,748    $   131,432   $   96,710
							    ====================================================================



							     ENTERGY         ENTERGY       SYSTEM         ENTERGY      ENTERGY
OPERATING ACTIVITIES:                                      MISSISSIPPI     NEW ORLEANS     ENERGY       CORPORATION   OPERATIONS
														     (unaudited)

Net Income (Loss)                                         $      62,638 $       16,137 $     106,476 $      739,069 $       ....
Noncash items included in net income
     Reserve for regulatory adjustments                            ....           ....          ....           ....         ....
     Amortization of rate deferrals                             104,969         35,336          ....           ....         ....
     Other regulatory charges (credits), net                     (3,186)        (4,540)        4,443           ....         ....
     Depreciation, amortization and decommissioning              45,133         21,878       144,275          2,069          685
     Deferred income taxes and investment tax credits           (12,494)        (7,498)      (28,222)        (1,997)      (1,406)
      Allowance for equity funds used during construction          (188)          (284)       (2,042)          ....         ....
      Gain on sale of non-regulated businesses & property          ....           ....          ....           ....         ....
     Equity in earnings of subsidiaries                            ....           ....          ....       (822,758)        ....
     Accrued pension liability                                     ....           ....          ....           ....           47
     Provisions for estimated losses                             (2,573)        (4,381)       66,532           ....         ....
Changes in working capital:
     Receivables                                                  6,253          3,743        (1,742)       (21,033)       6,137
     Fuel inventory                                                 384           ....          ....           ....         ....
     Accounts payable                                            14,750         (4,136)       (2,858)           357        2,260
     Taxes accrued                                              (26,301)          ....         1,131           ....         ....
     Interest accrued                                               323           (130)         (300)          ....         ....
     Other working capital accounts                              21,479         (3,060)       (2,230)         3,614         (508)
Common stock dividends received                                    ....           ....          ....        488,500         ....
Change in other regulatory assets                               (35,774)        (6,964)
Change in decommissioning trust                                    ....           ....       (24,165)          ....         ....
Deferred interest - Waterford 3 lease obligation                   ....           ....          ....           ....         ....
Other                                                            (3,668)        (5,176)        1,906         36,948          912
							    --------------------------------------------------------------------
Net cash flow provided by (used in) operating activities        171,745         40,925       263,204        424,769        8,127
							    --------------------------------------------------------------------

INVESTING ACTIVITIES:
Construction expenditures                                       (58,705)       (21,691)      (30,692)          (212)        (123)
Allowance for equity funds used during construction                 188            284         2,042           ....         ....
Nuclear fuel sales and purchases                                   ....           ....       (30,523)          ....         ....
Proceeds from sale/leaseback of nuclear fuel                       ....           ....        30,523           ....         ....
Acquisition of non-regulated businesses                            ....           ....          ....           ....         ....
Proceeds from sale of businesses                                   ....           ....          ....           ....         ....
Purchase of notes receivable                                       ....           ....          ....           ....         ....
Other                                                              ....           ....          ....        (96,383)        ....
							    --------------------------------------------------------------------
 Net cash flow provided by (used in) investing activities       (58,517)       (21,407)      (28,650)       (96,595)        (123)
							    --------------------------------------------------------------------

FINANCING ACTIVITIES:
Proceeds from issuance of:
     Bank notes and long-term debt                               78,703         29,438       212,976           ....         ....
     Common stock                                                  ....           ....          ....         19,341         ....
Retirement of:
     Long-term debt                                             (80,020)       (30,000)     (300,341)          ....         ....
Repurchase of common stock                                         ....           ....          ....         (2,964)
Redemption of preferred stock                                      ....           ....          ....           ....         ....
Dividends paid:
     Common stock                                               (66,000)        (9,700)      (72,300)      (373,441)        ....
     Preferred stock                                             (3,370)          (965)         ....           ....         ....
Change in advances from parent company                             ....           ....          ....           ....         ....
Changes in short-term borrowings                                (46,717)          ....          ....         99,500       (8,004)
Other                                                              ....           ....          ....           ....         ....
							    --------------------------------------------------------------------
 Net cash flow provided by (used in) financing activities      (117,404)       (11,227)     (159,665)      (257,564)      (8,004)
							    --------------------------------------------------------------------

    Effect of exchange rates on cash and cash equivalents          ....           ....          ....           ....         ....
							    --------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents             (4,176)         8,291        74,889         70,610            -
Cash and cash equivalents at beginning of year                    6,816         11,376       206,410         10,843            3
							    --------------------------------------------------------------------
Cash and cash equivalents at end of year                    $     2,640 $       19,667  $    281,299   $     81,453    $       3
							    ====================================================================





		 ENTERGY CORPORATION AND SUBSIDIARIES
		 CONSOLIDATING STATEMENT OF CASH FLOWS
		      YEAR ENDED DECEMBER 31, 1998
			     (In Thousands)



							      ENTERGY        ENTERGY       SYSTEM         ENTERGY
OPERATING ACTIVITIES:                                          POWER         SERVICES      FUELS        ENTERPRISES
							    (unaudited)    (unaudited)  (unaudited)     (unaudited)

Net Income (Loss)                                          $      12,141 $        .... $        ....  $     (71,099)
Noncash items included in net income
     Reserve for regulatory adjustments                             ....          ....          ....           ....
     Amortization of rate deferrals                                 ....          ....          ....           ....
     Other regulatory charges (credits), net                        ....          ....          ....           ....
     Depreciation, amortization and decommissioning                4,488        21,880         2,782         28,504
     Deferred income taxes and investment tax credits             (7,921)         (908)          176          5,263
       Allowance for equity funds used during construction          ....          ....          ....           ....
       Gain on sale of non-regulated businesses & property        (4,507)         ....          ....         68,590
     Equity in earnings of subsidiaries                             ....          ....          ....           ....
     Accrued pension liability                                      ....       (21,619)         ....           ....
     Provisions for estimated losses                                ....          ....          ....           ....
Changes in working capital:
     Receivables                                                  23,790       (18,217)          101        (61,293)
     Fuel inventory                                                  783          ....        26,124           ....
     Accounts payable                                             (2,131)      (29,644)       (7,547)         8,851
     Taxes accrued                                                 9,098          ....         2,628            501
     Interest accrued                                               ....          ....          ....           ....
     Other working capital accounts                                  139        13,213          ....         (7,130)
Common stock dividends received                                     ....          ....          ....           ....
Change in other regulatory assets                                   ....          ....          ....           ....
Change in decommissioning trust                                     ....          ....          ....           ....
Deferred interest - Waterford 3 lease obligation                    ....          ....          ....           ....
Other                                                             (1,751)       11,721           (76)         7,520
							    -------------------------------------------------------
Net cash flow provided by (used in) operating activities          34,129       (23,574)       24,188        (20,293)
							    -------------------------------------------------------

INVESTING ACTIVITIES:
Construction expenditures                                         (1,420)      (28,310)         ....         13,922
Allowance for equity funds used during construction                 ....          ....          ....           ....
Nuclear fuel sales and purchases                                    ....          ....          ....           ....
Proceeds from sale/leaseback of nuclear fuel                        ....          ....          ....           ....
Acquisition of non-regulated businesses                             ....          ....          ....           ....
Proceeds from sale of businesses                                    ....          ....          ....           ....
Purchase of notes receivable                                        ....          ....          ....           ....
Other                                                             30,156          ....          ....        (19,702)
							    -------------------------------------------------------
  Net cash flow provided by (used in) investing activities        28,736       (28,310)         ....         (5,780)
							    -------------------------------------------------------

FINANCING ACTIVITIES:
Proceeds from issuance of:
     Bank notes and long-term debt                                  ....          ....          ....          9,611
     Common stock                                                   ....          ....          ....           ....
Retirement of:
     Long-term debt                                                 ....          ....        (2,484)        (3,294)
Repurchase of common stock                                          ....          ....          ....           ....
Redemption of preferred stock                                       ....          ....          ....           ....
Dividends paid:
     Common stock                                                   ....          ....          ....           ....
     Preferred stock                                                ....          ....          ....           ....
Change in advances from parent company                              ....          ....          ....         20,000
Changes in short-term borrowings                                    ....        33,052       (20,504)          ....
Other                                                               ....          ....          ....           ....
							    -------------------------------------------------------
  Net cash flow provided by (used in) financing activities          ....        33,052       (22,988)        26,317
							    -------------------------------------------------------

     Effect of exchange rates on cash and cash equivalents          ....          ....          ....           ....
							    -------------------------------------------------------

Net increase (decrease) in cash and cash equivalents              62,865       (18,832)        1,200            244
Cash and cash equivalents at beginning of year                    16,676        33,803          ....         18,934
							    -------------------------------------------------------
Cash and cash equivalents at end of year                    $     79,541 $      14,971 $       1,200   $     19,178
							    =======================================================



		    ENTERGY CORPORATION AND SUBSIDIARIES
			CONSOLIDATING BALANCE SHEET
			     DECEMBER 31, 1998
			       (In Thousands)

								       INTERCOMPANY
								       ELIMINATIONS
									    AND        ENTERGY     ENTERGY       ENTERGY
			ASSETS                           CONSOLIDATED   ADJUSTMENTS   ARKANSAS   GULF STATES    LOUISIANA

Current Assets:
     Cash and cash equivalents:
	 Cash                                           $     386,764 $    (336,304) $    9,814   $   11,629    $   10,187
	 Temporary cash investments:
	    Associated companies                                 ....        91,190      15,643       15,696          ....
	    Other                                             797,731      (102,539)     83,291      104,107        86,523
							  ----------------------------------------------------------------
	    Total cash and cash equivalents                 1,184,495      (347,653)    108,748      131,432        96,710
     Notes receivable                                         959,329      (959,302)       ....         ....          ....
     Accounts receivable:
	 Customer                                             280,648          (135)     72,234       78,961        65,262
	 Allowance for doubtful accounts                      (10,300)        3,670      (1,753)      (1,735)       (1,164)
	 Associated companies                                    ....       359,549      34,502        7,554        20,095
	 Other                                                197,362      (109,442)      4,510       28,265        19,305
	 Accrued unbilled revenues                            245,350          ....      73,083       59,569        50,540
     Deferred fuel  costs                                     169,589         5,689      41,191      132,896          ....
     Accumulated deferred income taxes                         11,329        46,325        ....       26,940        14,176
     Recoverable income taxes                                    ....         2,202        ....         ....          ....
     Fuel inventory - at average cost and LIFO                 90,408        (3,118)     19,852       30,201          ....
     Materials and supplies - at average cost                 374,674        (5,193)     89,033      108,346        82,220
     Rate deferrals                                            37,507          ....        ....        9,077          ....
     Prepayments and other                                    114,886        (7,994)     23,344       20,495        18,064
							  ----------------------------------------------------------------
		      Total                                 3,655,277    (1,015,402)    464,744      632,001       365,208
							  ----------------------------------------------------------------

Other Property and Investments:
     Common stock of subsidiaries consolidated                   ....     7,268,768        ....         ....          ....
     Decommissioning trust funds                              709,018             1     303,286      209,771        82,680
     Investment in subsidiary companies - at equity               214        34,019      11,213         ....        14,230
     Other                                                    779,048      (565,443)      5,070      177,698        21,627
							  ----------------------------------------------------------------
		      Total                                 1,488,280     6,737,345     319,569      387,469       118,537
							  ----------------------------------------------------------------

Utility Plant:
     Electric                                              22,704,872        (4,240)  4,731,699    7,250,789     5,095,278
     Plant acquisition adjustment                             422,895      (422,595)       ....         ....          ....
     Electric plant under leases                              675,309      (234,339)       ....         ....          ....
     Property under capital leases - electric                 113,736       233,862      49,415       54,427       234,339
     Natural gas                                              183,621          ....        ....       51,053          ....
     Steam products                                            80,537             1        ....       80,538          ....
     Construction work in progress                            911,278      (368,640)    201,853      105,085        85,565
     Nuclear fuel under capital leases                        282,595             1      95,589       46,572        75,814
     Nuclear fuel                                              29,690          ....        ....         ....          ....
							  ----------------------------------------------------------------
		      Total                                25,404,533      (795,950)  5,078,556    7,588,464     5,490,996
     Less - Accumulated depreciation and amortization      10,075,951        (1,301)  2,275,170    3,141,483     2,158,968
							  ----------------------------------------------------------------
		       Utility plant - net                 15,328,582      (794,649)  2,803,386    4,446,981     3,332,028
							  ----------------------------------------------------------------

Deferred Debits and Other Assets:
     Rate deferrals                                           125,095          ....        ....       89,333          ....
     Accumulated deferred income taxes                           ....         8,189        ....         ....          ....
     SFAS 109 regulatory asset - net                        1,141,318           942     248,275      376,406       270,068
     Long-term receivables                                     34,617          ....        ....       34,617          ....
     Unamortized loss on reaquired debt                       191,786            (1)     51,747       42,879        30,629
     Other                                                    883,068        17,579     118,930      306,815        65,415
							  ----------------------------------------------------------------
		      Total                                 2,375,884        26,709     418,952      850,050       366,112
							  ----------------------------------------------------------------
				 Total                    $22,848,023 $   4,954,003  $4,006,651   $6,316,501   $ 4,181,885
							  ================================================================



							    ENTERGY       ENTERGY      SYSTEM      ENTERGY       ENTERGY
			ASSETS                            MISSISSIPPI   NEW ORLEANS    ENERGY    CORPORATION   OPERATIONS
													       (unaudited)
Current Assets:
     Cash and cash equivalents:
	 Cash                                           $       2,640 $       3,769  $      120   $     ....    $        3
	 Temporary cash investments:
	    Associated companies                                 ....         2,514      44,458       12,879          ....
	    Other                                                ....        13,384     236,721       68,574          ....
							  ----------------------------------------------------------------
	    Total cash and cash equivalents                     2,640        19,667     281,299       81,453             3
     Notes receivable                                            ....          ....        ....         ....            27
     Accounts receivable:
	 Customer                                              39,701        24,355        ....         ....          ....
	 Allowance for doubtful accounts                       (1,217)         (761)       ....         ....          ....
	 Associated companies                                   5,703           806      80,713       35,781        40,484
	 Other                                                  1,266         3,835       4,431        9,633          ....
	 Accrued unbilled revenues                             45,904        16,254        ....         ....          ....
     Deferred fuel  costs                                        ....         1,191        ....         ....          ....
     Accumulated deferred income taxes                           ....          ....        ....         ....          ....
     Recoverable income taxes                                    ....          ....        ....         ....          ....
     Fuel inventory - at average cost and LIFO                  3,002          ....        ....         ....          ....
     Materials and supplies - at average cost                  17,149         8,845      62,203         ....          ....
     Rate deferrals                                              ....        28,430        ....         ....          ....
     Prepayments and other                                     14,364        10,158      15,445         ....           335
							  ----------------------------------------------------------------
		      Total                                   128,512       112,780     444,091      126,867        40,849
							  ----------------------------------------------------------------

Other Property and Investments:
     Common stock of subsidiaries consolidated                   ....          ....        ....    7,268,768          ....
     Decommissioning trust funds                                 ....          ....     113,282         ....          ....
     Investment in subsidiary companies - at equity             5,531         3,259        ....         ....          ....
     Other                                                      7,069          ....        ....         ....          ....
							  ----------------------------------------------------------------
		      Total                                    12,600         3,259     113,282    7,268,768          ....
							  ----------------------------------------------------------------

Utility Plant:
     Electric                                               1,718,903       514,685   3,030,764         ....        11,965
     Plant acquisition adjustment                                ....          ....        ....         ....          ....
     Electric plant under leases                                 ....          ....     440,970         ....          ....
     Property under capital leases - electric                    ....          ....        ....         ....          ....
     Natural gas                                                 ....       132,568        ....         ....          ....
     Steam products                                              ....          ....        ....         ....          ....
     Construction work in progress                             35,317        20,184      57,076         ....            49
     Nuclear fuel under capital leases                           ....          ....      64,621         ....          ....
     Nuclear fuel                                                ....          ....        ....         ....          ....
							  ----------------------------------------------------------------
		      Total                                 1,754,220       667,437   3,593,431         ....        12,014
     Less - Accumulated depreciation and amortization         685,214       371,558   1,198,266         ....         9,399
							  ----------------------------------------------------------------
		       Utility plant - net                  1,069,006       295,879   2,395,165         ....         2,615
							  ----------------------------------------------------------------

Deferred Debits and Other Assets:
     Rate deferrals                                              ....        35,762        ....         ....          ....
     Accumulated deferred income taxes                           ....          ....        ....         ....         1,302
     SFAS 109 regulatory asset - net                           25,515          ....     221,996         ....          ....
     Long-term receivables                                       ....          ....        ....         ....          ....
     Unamortized loss on reaquired debt                         7,981         1,399      57,150         ....          ....
     Other                                                    106,650        22,825     199,521       71,543           858
							  ----------------------------------------------------------------
		      Total                                   140,146        59,986     478,667       71,543         2,160
							  ----------------------------------------------------------------
				 Total                    $ 1,350,264 $     471,904  $3,431,205   $7,467,178    $   45,624
							  ================================================================





			ENTERGY CORPORATION AND SUBSIDIARIES
			    CONSOLIDATING BALANCE SHEET
				 DECEMBER 31, 1998
				   (In Thousands)



							  ENTERGY      ENTERGY       SYSTEM       ENTERGY
		       ASSETS                              POWER       SERVICES      FUELS      ENTERPRISES
							(unaudited)  (unaudited)   (unaudited)  (unaudited)

Current Assets:
     Cash and cash equivalents:
	 Cash                                         $         294 $      4,802  $     1,200   $     6,002
	 Temporary cash investments:
	    Associated companies                               ....         ....         ....          ....
	    Other                                            79,247       10,169         ....        13,176
						      -----------------------------------------------------
	    Total cash and cash equivalents                  79,541       14,971        1,200        19,178
     Notes receivable                                          ....         ....         ....          ....
     Accounts receivable:
	 Customer                                              ....         ....         ....          ....
	 Allowance for doubtful accounts                       ....         ....         ....          ....
	 Associated companies                                 5,626      101,987       10,928        15,370
	 Other                                                7,701        5,832        3,058            84
	 Accrued unbilled revenues                             ....         ....         ....          ....
     Deferred fuel  costs                                      ....         ....         ....          ....
     Accumulated deferred income taxes                         ....         ....         ....        16,538
     Recoverable income taxes                                  ....         ....         ....         2,202
     Fuel inventory - at average cost and LIFO                  706         ....       33,529          ....
     Materials and supplies - at average cost                 1,685         ....         ....          ....
     Rate deferrals                                            ....         ....         ....          ....
     Prepayments and other                                     ....        1,572         ....         3,115
						      -----------------------------------------------------
		      Total                                  95,259      124,362       48,715        56,487
						      -----------------------------------------------------

Other Property and Investments:
     Common stock of subsidiaries consolidated                 ....         ....         ....          ....
     Decommissioning trust funds                               ....         ....         ....          ....
     Investment in subsidiary companies - at equity            ....         ....         ....          ....
     Other                                                     ....         ....         ....         2,141
						      -----------------------------------------------------
		      Total                                    ....         ....         ....         2,141
						      -----------------------------------------------------

Utility Plant:
     Electric                                               144,350      177,775       24,424          ....
     Plant acquisition adjustment                               300         ....         ....          ....
     Electric plant under leases                               ....         ....         ....          ....
     Property under capital leases - electric                  ....         ....        9,417          ....
     Natural gas                                               ....         ....         ....          ....
     Steam products                                            ....         ....         ....          ....
     Construction work in progress                            1,725       35,784         ....          ....
     Nuclear fuel under capital leases                         ....         ....         ....          ....
     Nuclear fuel                                              ....         ....       29,690          ....
						      -----------------------------------------------------
		      Total                                 146,375      213,559       63,531          ....
     Less - Accumulated depreciation and amortization        79,378      131,018       24,196          ....
						      -----------------------------------------------------
		       Utility plant - net                   66,997       82,541       39,335          ....
						      -----------------------------------------------------

Deferred Debits and Other Assets:
     Rate deferrals                                            ....         ....         ....          ....
     Accumulated deferred income taxes                         ....        6,887         ....          ....
     SFAS 109 regulatory asset - net                           ....         ....         ....          ....
     Long-term receivables                                     ....         ....         ....          ....
     Unamortized loss on reaquired debt                        ....         ....         ....          ....
     Other                                                       77        7,858          111            44
						      -----------------------------------------------------
		      Total                                      77       14,745          111            44
						      -----------------------------------------------------
				 Total                $     162,333 $    221,648  $    88,161   $    58,672
						      =====================================================



		   ENTERGY CORPORATION AND SUBSIDIARIES
			CONSOLIDATING BALANCE SHEET
			     DECEMBER 31, 1998
			       (In Thousands)

									   INTERCOMPANY
									   ELIMINATIONS
									       AND         ENTERGY      ENTERGY      ENTERGY
	    LIABILITIES AND SHAREHOLDERS' EQUITY              CONSOLIDATED  ADJUSTMENTS    ARKANSAS   GULF STATES   LOUISIANA

Current Liabilities:
    Currently maturing long-term debt                        $    255,221 $        .... $     1,094 $     71,515 $      6,772
    Notes payable:
	    Associated companies                                     ....       104,899        ....         ....         ....
	    Other                                                 296,790        23,377         667         ....         ....
     Accounts payable:
	    Associated companies                                     ....       309,320      47,963       60,932       43,051
	    Other                                                 522,072      (127,735)     79,969       91,103       90,465
     Customer deposits                                            148,972            (1)     25,196       31,462       55,966
     Taxes accrued                                                284,847       (47,059)     68,585       55,780       18,203
     Accumulated deferred income taxes                               ....        29,788      23,137         ....         ....
     Interest accrued                                             185,688        (2,897)     25,285       42,631       53,302
     Dividends declared                                             7,918        (4,665)       ....         ....        3,253
     Obligations under capital leases                             176,270          (238)     64,068       34,343       32,539
     Other                                                         72,055        37,941      20,256       33,315       12,189
							      ---------------------------------------------------------------
		      Total                                     1,949,833       322,730     356,220      421,081      315,740
							      ---------------------------------------------------------------

Deferred Credits and Other Liabilities:
     Accumulated deferred income taxes                          3,581,637         4,420     757,596    1,113,831      841,775
     Accumulated deferred investment tax credits                  565,744           119      98,768      209,477      128,689
     Obligations under capital leases                             220,209          (386)     80,936       66,656       43,275
     Other                                                      1,955,965       (15,932)    264,010    1,058,022      103,273
							      ---------------------------------------------------------------
		      Total                                     6,323,555       (11,779)  1,201,310    2,447,986    1,117,012
							      ---------------------------------------------------------------

     Long-term debt                                             6,596,617      (650,395)  1,172,285    1,631,658    1,332,315
     Subsidiaries' preferred stock with sinking fund              167,523             1      22,027       60,497       85,000
     Subsidiary's preference stock                                150,000          ....        ....      150,000         ....
     Company-obligated mandatorily redeemable
       preferred securities of subsidiary trust holding
       solely junior subordinated deferrable debentures           215,000          ....      60,000       85,000       70,000

Shareholders' Equity:
     Subsidiaries' preferred stock without sinking fund           338,455          ....     116,350       51,444      100,500
     Common stock, $.01 par value, authorized
       500,000,000 shares; issued and outstanding
       246,829,076 shares                                           2,468          ....        ....         ....         ....
     Common stock of subsidiaries                                    ....     2,283,345         470      114,055    1,088,900
     Paid-in capital                                            4,630,609     2,127,948     590,134    1,152,575         ....
     Capital stock expense and other                                 ....        (2,380)       ....         ....       (2,321)
     Retained earnings                                          2,526,888       884,533     487,855      202,205       74,739
     Cumulative foreign currency translation                      (46,739)         ....        ....         ....         ....
     Less - treasury stock at cost (208,907 shares in 1998)         6,186          ....        ....         ....         ....
							      ---------------------------------------------------------------
		      Total common shareholders' equity         7,445,495     5,293,446   1,194,809    1,520,279    1,261,818
							      ---------------------------------------------------------------

				 Total                        $22,848,023 $   4,954,003 $ 4,006,651 $  6,316,501 $  4,181,885
							      ===============================================================





								ENTERGY      ENTERGY       SYSTEM      ENTERGY      ENTERGY
	    LIABILITIES AND SHAREHOLDERS' EQUITY              MISSISSIPPI  NEW ORLEANS     ENERGY    CORPORATION  OPERATIONS
														  (unaudited)
Current Liabilities:
    Currently maturing long-term debt                        $         20 $        .... $   175,820 $       .... $       ....
    Notes payable:
	    Associated companies                                      445          ....        ....         ....        6,948
	    Other                                                    ....          ....        ....      285,500         ....
     Accounts payable:
	    Associated companies                                   43,639        18,283      25,975        6,041       25,640
	    Other                                                  18,444        11,008      19,420          531       11,197
     Customer deposits                                             18,265        18,082        ....         ....         ....
     Taxes accrued                                                  6,013          ....      76,806         ....         ....
     Accumulated deferred income taxes                                620         6,031        ....         ....         ....
     Interest accrued                                              14,632         4,919      42,022         ....         ....
     Dividends declared                                              ....          ....        ....         ....         ....
     Obligations under capital leases                                ....          ....      41,835         ....         ....
     Other                                                          4,097         1,783       1,542        3,394           30
							      ---------------------------------------------------------------
		      Total                                       106,175        60,106     383,420      295,466       43,815
							      ---------------------------------------------------------------

Deferred Credits and Other Liabilities:
     Accumulated deferred income taxes                            279,732        57,467     511,749         ....          195
     Accumulated deferred investment tax credits                   22,408         6,894      96,695         ....         ....
     Obligations under capital leases                                ....          ....      22,786         ....         ....
     Other                                                          6,236        21,571     372,616       64,672          614
							      ---------------------------------------------------------------
		      Total                                       308,376        85,932   1,003,846       64,672          809
							      ---------------------------------------------------------------

     Long-term debt                                               463,616       169,018   1,159,830         ....         ....
     Subsidiaries' preferred stock with sinking fund                 ....          ....        ....         ....         ....
     Subsidiary's preference stock                                   ....          ....        ....         ....         ....
     Company-obligated mandatorily redeemable
       preferred securities of subsidiary trust holding
       solely junior subordinated deferrable debentures              ....          ....        ....         ....         ....

Shareholders' Equity:
     Subsidiaries' preferred stock without sinking fund            50,381        19,780        ....         ....         ....
     Common stock, $.01 par value, authorized
       500,000,000 shares; issued and outstanding
       246,829,076 shares                                            ....          ....        ....        2,468         ....
     Common stock of subsidiaries                                 199,326        33,744     789,350         ....            5
     Paid-in capital                                                 ....        36,294        ....    4,630,609          995
     Capital stock expense and other                                  (59)         ....        ....         ....         ....
     Retained earnings                                            222,449        67,030      94,759    2,526,888         ....
     Cumulative foreign currency translation                         ....          ....        ....      (46,739)        ....
     Less - treasury stock at cost (208,907 shares in 1998)          ....          ....        ....        6,186         ....
							      ---------------------------------------------------------------
		      Total common shareholders' equity           472,097       156,848     884,109    7,107,040        1,000
							      ---------------------------------------------------------------

				 Total                        $ 1,350,264 $     471,904 $ 3,431,205 $  7,467,178 $     45,624
							      ===============================================================


		  ENTERGY CORPORATION AND SUBSIDIARIES
		      CONSOLIDATING BALANCE SHEET
			  DECEMBER 31, 1998
			    (In Thousands)



								ENTERGY       ENTERGY        SYSTEM       ENTERGY
	    LIABILITIES AND SHAREHOLDERS' EQUITY                 POWER        SERVICES       FUELS      ENTERPRISES
							       (unaudited)   (unaudited)   (unaudited)   (unaudited)
Current Liabilities:
    Currently maturing long-term debt                        $        .... $        .... $        .... $        ....
    Notes payable:
	    Associated companies                                      ....        62,156        35,350          ....
	    Other                                                     ....          ....        34,000          ....
     Accounts payable:
	    Associated companies                                     4,293        27,472           460         5,571
	    Other                                                       55        57,891         5,131         9,123
     Customer deposits                                                ....          ....          ....          ....
     Taxes accrued                                                    ....        12,391            10          ....
     Accumulated deferred income taxes                                ....          ....          ....          ....
     Interest accrued                                                 ....          ....          ....          ....
     Dividends declared                                               ....          ....          ....          ....
     Obligations under capital leases                                 ....          ....         3,247          ....
     Other                                                          13,651         9,999           852         8,888
							      ------------------------------------------------------
		      Total                                         17,999       169,909        79,050        23,582
							      ------------------------------------------------------

Deferred Credits and Other Liabilities:
     Accumulated deferred income taxes                              21,023          ....         2,689          ....
     Accumulated deferred investment tax credits                      ....         2,700           232          ....
     Obligations under capital leases                                 ....          ....         6,170          ....
     Other                                                            ....        49,019          ....          ....
							      ------------------------------------------------------
		      Total                                         21,023        51,719         9,091          ....
							      ------------------------------------------------------

     Long-term debt                                                   ....          ....          ....        17,500
     Subsidiaries' preferred stock with sinking fund                  ....          ....          ....          ....
     Subsidiary's preference stock                                    ....          ....          ....          ....
     Company-obligated mandatorily redeemable
       preferred securities of subsidiary trust holding
       solely junior subordinated deferrable debentures               ....          ....          ....          ....

Shareholders' Equity:
     Subsidiaries' preferred stock without sinking fund               ....          ....          ....          ....
     Common stock, $.01 par value, authorized
       500,000,000 shares; issued and outstanding
       246,829,076 shares                                             ....          ....          ....          ....
     Common stock of subsidiaries                                       55            20            20        57,400
     Paid-in capital                                               174,950          ....          ....       173,000
     Capital stock expense and other                                  ....          ....          ....          ....
     Retained earnings                                             (51,694)         ....          ....      (212,810)
     Cumulative foreign currency translation                          ....          ....          ....          ....
     Less - treasury stock at cost (208,907 shares in 1998)           ....          ....          ....          ....
							      ------------------------------------------------------
		      Total common shareholders' equity            123,311            20            20        17,590
							      ------------------------------------------------------

				 Total                        $    162,333 $     221,648 $      88,161 $      58,672
							      ======================================================




		ENTERGY CORPORATION AND SUBSIDIARIES
	  CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
		    YEAR ENDED DECEMBER 31, 1998
			   (IN THOUSANDS)

								INTERCOMPANY
								ELIMINATIONS
								    AND       ENTERGY     ENTERGY       ENTERGY
		RETAINED EARNINGS                  CONSOLIDATED ADJUSTMENTS   ARKANSAS  GULF STATES    LOUISIANA


Retained Earnings, January 1, 1998                $  2,157,912 $    956,201 $  479,705 $     284,165 $     46,766
Retained Earnings adjustment & Other                      ....          211       ....         ....          ....
Add:
     Net Income (Loss)                                 739,069      463,124    110,951       46,393       179,487
						  ---------------------------------------------------------------
		      Total                          2,896,981    1,419,536    590,656      330,558       226,253
						  ---------------------------------------------------------------

Deduct:
     Dividends declared on:
	 Preferred and preference stock                   ....       46,561     10,201       19,011        13,014
	 Common stock                                  369,498      488,500     92,600      109,400       138,500
     Capital stock and other expenses                      595         ....       ....         ....          ....
     Preferred and preference stock redemption            ....          (58)      ....          (58)         ....
						  ---------------------------------------------------------------
		      Total                            370,093      535,003    102,801      128,353       151,514
						  ---------------------------------------------------------------

Retained Earnings, December 31, 1998              $  2,526,888 $    884,533 $  487,855 $    202,205  $     74,739
						  ===============================================================





						     ENTERGY      ENTERGY      SYSTEM     ENTERGY       ENTERGY
		RETAINED EARNINGS                  MISSISSIPPI  NEW ORLEANS    ENERGY   CORPORATION   OPERATIONS
												      (unaudited)

Retained Earnings, January 1, 1998                $    229,181 $     61,558 $   60,583 $  2,157,912  $       ....
Retained Earnings adjustment & Other                      ....         ....       ....         ....          ....
Add:
     Net Income (Loss)                                  62,638       16,137    106,476      739,069          ....
						  ---------------------------------------------------------------
		      Total                            291,819       77,695    167,059    2,896,981          ....
						  ---------------------------------------------------------------

Deduct:
     Dividends declared on:
	 Preferred and preference stock                  3,370          965       ....         ....          ....
	 Common stock                                   66,000        9,700     72,300      369,498          ....
     Capital stock and other expenses                     ....         ....       ....          595          ....
     Preferred and preference stock redemption            ....         ....       ....         ....          ....
						  ---------------------------------------------------------------
		      Total                             69,370       10,665     72,300      370,093          ....
						  ---------------------------------------------------------------

Retained Earnings, December 31, 1998              $    222,449 $     67,030 $   94,759  $ 2,526,888  $       ....
						  ===============================================================



		    ENTERGY CORPORATION AND SUBSIDIARIES
		CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
			YEAR ENDED DECEMBER 31, 1998
			       (IN THOUSANDS)



						       ENTERGY        ENTERGY       SYSTEM       ENTERGY
		 RETAINED EARNINGS                      POWER        SERVICES        FUELS     ENTERPRISES
						     (unaudited)   (unaudited)    (unaudited)  (unaudited)

Retained Earnings, January 1, 1998                  $     (63,835) $       .... $        .... $   (141,922)
Retained Earnings adjustment & Other                         ....          ....          ....          211
Add:
     Net Income (Loss)                                     12,141          ....          ....      (71,099)
						    ------------------------------------------------------
		      Total                               (51,694)         ....          ....     (212,810)
						    ------------------------------------------------------

Deduct:
     Dividends declared on:
	 Preferred and preference stock                      ....          ....          ....         ....
	 Common stock                                        ....          ....          ....         ....
     Capital stock and other expenses                        ....          ....          ....         ....
     Preferred and preference stock redemption               ....          ....          ....         ....
						    ------------------------------------------------------
		      Total                                  ....          ....          ....         ....
						    ------------------------------------------------------

Retained Earnings, December 31, 1998                $     (51,694) $       .... $        .... $   (212,810)
						    ======================================================




		  ENTERGY GULF STATES, INC. AND SUBSIDIARIES
		      CONSOLIDATING STATEMENT OF INCOME
			 YEAR ENDED DECEMBER 31, 1998
				(In Thousands)

							 INTERCOMPANY
							 ELIMINATIONS
							     AND          ENTERGY                  Southern
					  CONSOLIDATED   ADJUSTMENTS    GULF STATES     GSG&T        Gulf      Varibus      POG
									(unaudited)  (unaudited) (unaudited) (unaudited) (unaudited)
Operating Revenues:
     Electric                           $    1,777,584 $   6,214      $ 1,776,543    $    3,785   $  3,470    $   ....   $   ....
     Natural gas                                33,058      ....           33,058          ....       ....        ....       ....
     Steam products                             43,167      ....           43,167          ....       ....        ....       ....
					-----------------------------------------------------------------------------------------
		      Total                  1,853,809     6,214        1,852,768         3,785      3,470        ....       ....
					-----------------------------------------------------------------------------------------

Operating Expenses:
     Operation:
	 Fuel for electric generation
	       and fuel-related expenses       538,388      ....          538,388          ....       ....        ....       ....
	 Purchased power                       317,684      ....          317,684          ....       ....        ....       ....
	 Nuclear refueling outage expense       14,362      ....           14,362          ....       ....        ....       ....
	 Other operation and maintenance       411,303     3,785          415,078          ....          2        ....          8
     Depreciation and decommissioning          199,372       326          197,372         1,861        465        ....       ....
     Taxes other than income taxes             120,782      ....          120,782          ....       ....        ....       ....
     Other regulatory charges (credits)         (5,485)    1,775           (6,246)         ....      2,536        ....       ....
     Amortization of rate deferrals             21,749      ....           21,749          ....       ....        ....       ....
					-----------------------------------------------------------------------------------------
		      Total                  1,618,155     5,886        1,619,169         1,861      3,003        ....          8
					-----------------------------------------------------------------------------------------
Operating Income (loss)                        235,654       328          233,599         1,924        467        ....         (8)
					-----------------------------------------------------------------------------------------

Other Income:
     Allowance for equity funds used during
	 construction                            2,143      ....            2,143          ....       ....        ....       ....
     Miscellaneous - net                        16,719     3,027           17,892           (61)      (106)      1,853        168
					-----------------------------------------------------------------------------------------
		      Total                     18,862     3,027           20,035           (61)      (106)      1,853        168
					-----------------------------------------------------------------------------------------

Interest and Other Charges:
     Interest on long-term debt                149,767      ....          149,767          ....       ....        ....       ....
     Other interest - net                       21,016     1,286           21,269           672        361        ....       ....
     Distributions on preferred securities
	of subsidiary                            7,437      ....            7,437          ....       ....        ....       ....
     Allowance for borrowed funds used during
	 construction                           (1,870)     ....           (1,870)         ....       ....        ....       ....
					-----------------------------------------------------------------------------------------
		      Total                    176,350     1,286          176,603           672        361        ....       ....
					-----------------------------------------------------------------------------------------

Income before income taxes                      78,166     2,069           77,031         1,191       ....       1,853        160

Income tax expense (benefit)                    31,773       124           30,638           560       ....         643         56
					-----------------------------------------------------------------------------------------

Net income                                      46,393     1,945           46,393           631       ....       1,210        104

Preferred and preference dividend
   requirements                                 19,011      ....           19,011          ....       ....        ....       ....
					-----------------------------------------------------------------------------------------

Earnings applicable to common stock     $       27,382 $   1,945      $    27,382 $         631   $   ....    $  1,210   $    104
					=========================================================================================



		ENTERGY GULF STATES, INC. AND SUBSIDIARIES
		  CONSOLIDATING STATEMENT OF CASH FLOWS
		      YEAR ENDED DECEMBER 31, 1998
			     (In Thousands)


							   INTERCOMPANY
							   ELIMINATIONS
								AND        ENTERGY                Southern
					      CONSOLIDATED  ADJUSTMENTS  GULF STATES    GSG&T       Gulf       Varibus       POG
									(unaudited)  (unaudited) (unaudited) (unaudited) (unaudited)
OPERATING ACTIVITIES:
Net Income                                     $    46,393   $    1,945  $   46,393    $   631   $   ....     $  1,210    $    104
Noncash items included in net income
     Reserve for regulatory adjustments            130,603         ....     130,603       ....       ....         ....        ....
     Amortization of rate deferrals                 21,749         ....      21,749       ....       ....         ....        ....
     Other regulatory charges (credits)             (5,485)       1,775      (6,246)      ....      2,536         ....        ....
     Depreciation, amortization and
       decommissioning                             199,372          326     197,372      1,861        465         ....        ....
     Deferred income taxes and investment
       tax credits                                 (29,174)        ....     (29,174)      ....       ....         ....        ....
     Allowance for equity funds used during
       construction                                 (2,143)        ....      (2,143)      ....       ....         ....        ....
Changes in working capital:
     Receivables                                    43,834          750      43,893       (246)       514          367          56
     Fuel inventory                                  7,426         ....       7,426       ....       ....         ....        ....
     Accounts payable                               (6,135)        (898)     (7,741)         1          4          703        ....
     Taxes  accrued                                  7,462           62       7,819        (62)      (233)        ....        ....
      Interest accrued                              (2,523)          86      (2,351)       (86)       ....        ....        ....
     Deferred fuel                                  12,861         ....      12,861       ....        ....        ....        ....
     Other working capital accounts                 10,963         ....      10,963       ....        ....        ....        ....
Decommissioning trust contributions and realized
     change in trust assets                        (11,899)        ....     (11,899)      ....        ....        ....        ....
Provision for estimated losses and reserves         (8,390)        ....      (8,390)      ....        ....        ....        ....
Other                                                 (358)       1,065       1,073         15        (718)        337        ....
					      ------------------------------------------------------------------------------------
Net cash flow provided by operating activities     414,556        5,111     412,208      2,114       2,568       2,617         160
					      ------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Construction expenditures                         (136,960)        ....    (136,960)      ....        ....        ....        ....
Allowance for equity funds used during construction  2,143         ....       2,143       ....        ....        ....        ....
Nuclear fuel purchases                              (1,977)        ....      (1,977)      ....        ....        ....        ....
Proceeds from sale/leaseback of nuclear fuel        15,932         ....      15,932       ....        ....        ....        ....
					      ------------------------------------------------------------------------------------

Net cash flow used by investing activities        (120,862)        ....    (120,862)      ....        ....        ....        ....
					      ------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt            21,600         ....      21,600       ....        ....        ....        ....
Changes in notes payable - associated companies       ....       (5,111)       ....     (2,110)     (3,001)       ....        ....
Retirement of long-term debt                      (212,090)        ....    (212,090)      ....        ....        ....        ....
Redemption of preferred stock                       (8,481)        ....      (8,481)      ....        ....        ....        ....
Dividends paid:
     Common stock                                 (109,400)        ....    (109,400)      ....        ....        ....        ....
     Preferred stock                               (19,055)        ....     (19,055)      ....        ....        ....        ....
					      ------------------------------------------------------------------------------------

Net cash flow used by financing activities        (327,426)      (5,111)   (327,426)    (2,110)     (3,001)       ....        ....
					      ------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash
  equivalents                                      (33,732)        ....     (36,080)         4        (433)      2,617         160
Cash and cash equivalents at beginning of year     165,164         ....     146,397         86         616      14,822       3,243
					      ------------------------------------------------------------------------------------
Cash and cash equivalents at end of year         $ 131,432     $   ....   $ 110,317     $   90     $   183    $ 17,439   $   3,403
					      ====================================================================================


		ENTERGY GULF STATES, INC. AND SUBSIDIARIES
		       CONSOLIDATING BALANCE SHEET
			   DECEMBER 31, 1998
			     (In Thousands)

							 INTERCOMPANY
							 ELIMINATIONS
							      AND        ENTERGY                Southern
					    CONSOLIDATED  ADJUSTMENTS  GULF STATES    GSG&T       Gulf       Varibus       POG
								      (unaudited)  (unaudited) (unaudited) (unaudited) (unaudited)
Current Assets:
     Cash and cash equivalents:
	 Cash                               $   11,629    $      ....    $  11,046 $     90     $     183   $    296    $     14
	 Temporary cash investments
	   Associated companies                 15,696           ....       15,696     ....          ....       ....        ....
	   Other                               104,107           ....       83,575     ....          ....     17,143       3,389
					    ------------------------------------------------------------------------------------
	     Total cash and cash equivalents   131,432           ....      110,317       90           183     17,439       3,403

     Notes receivable associated companies        ....         11,713       11,713     ....          ....       ....        ....
     Accounts receivable:
	 Customer                               78,961           ....       78,516     ....          ....        445        ....
	 Allowance for doubtful accounts        (1,735)           ....      (1,735)    ....          ....       ....        ....
	 Associated companies                    7,554            881        7,181    2,035        (1,402)      ....         621
	 Other                                  28,265           ....       28,265     ....          ....       ....        ....
	 Accrued unbilled revenues              59,569           ....       59,569     ....          ....       ....        ....
     Deferred fuel  costs                      132,896           ....      132,896     ....          ....       ....        ....
     Accumulated deferred income taxes          26,940           (124)      22,271     ....         1,833      1,947         765
     Fuel inventory - at average cost           30,201           ....       30,201     ....          ....       ....        ....
     Materials and supplies - at average cost  108,346           ....      108,346     ....          ....       ....        ....
     Rate deferrals                              9,077           ....        9,077     ....          ....       ....        ....
     Prepayments and other                      20,495           ....       20,495     ....          ....       ....        ....
					    ------------------------------------------------------------------------------------
		      Total                    632,001         12,470      617,112    2,125           614     19,831       4,789
					    ------------------------------------------------------------------------------------

Other Property and Investments:
     Nonutility subsidiary companies              ....         41,802       41,802     ....          ....       ....        ....
     Decommissioning trust funds               209,771           ....      209,771     ....          ....       ....        ....
     Other                                     177,698           ....      167,174     ....         9,442      1,082        ....
					    ------------------------------------------------------------------------------------
		      Total                    387,469         41,802      418,747     ....         9,442      1,082        ....
					    ------------------------------------------------------------------------------------

Utility Plant:
     Electric                                7,250,789           ....    7,184,578   66,211          ....       ....        ....
     Natural gas                                51,053           ....       51,053     ....          ....       ....        ....
     Steam products                             80,538           ....       80,538     ....          ....       ....        ....
     Property under capital leases - electric   54,427           ....       54,427     ....          ....       ....        ....
     Construction work in progress             105,085           ....      105,085     ....          ....       ....        ....
     Nuclear fuel under capital leases          46,572           ....       46,572     ....          ....       ....        ....
					    ------------------------------------------------------------------------------------
		      Total                  7,588,464           ....    7,522,253   66,211          ....       ....        ....
     Less - Accumulated depreciation and     3,141,483           ....    3,094,299   47,184          ....       ....        ....
       amortization
					    ------------------------------------------------------------------------------------
		       Utility plant - net   4,446,981           ....    4,427,954   19,027          ....       ....        ....
					    ------------------------------------------------------------------------------------

Deferred Debits and Other Assets:
     Regulatory assets:
       Rate deferrals                           89,333           ....       89,333     ....          ....       ....        ....
       SFAS 109 regulatory asset - net         376,406           ....      376,406     ....          ....       ....        ....
       Unamortized loss on reacquired debt      42,879           ....       42,879     ....          ....       ....        ....
       Other regulatory assets                  85,730           ....       85,730     ....          ....       ....        ....
     Long-term receivables                      34,617           ....       34,617     ....          ....       ....        ....
     Other                                     221,085           ....      221,085     ....          ....       ....        ....
					    ------------------------------------------------------------------------------------
		      Total                    850,050           ....      850,050     ....          ....       ....        ....
					    ------------------------------------------------------------------------------------
		      TOTAL                 $6,316,501 $       54,272   $6,313,863  $21,152    $   10,056   $ 20,913    $  4,789
					    ====================================================================================


		ENTERGY GULF STATES, INC. AND SUBSIDIARIES
			CONSOLIDATING BALANCE SHEET
			     DECEMBER 31,1998
			      (In Thousands)

							 INTERCOMPANY
							 ELIMINATIONS
							      AND        ENTERGY                Southern
					    CONSOLIDATED  ADJUSTMENTS  GULF STATES    GSG&T       Gulf       Varibus       POG
								      (unaudited)  (unaudited) (unaudited) (unaudited) (unaudited)
	LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities:
    Currently maturing long-term debt       $    71,515   $     ....   $  71,515    $   ....    $   ....    $   ....    $    ....
    Notes payable - associated companies           ....       11,713        ....       6,875       4,838        ....         ....
     Accounts payable:
	    Associated companies                 60,932          221      63,587           1           4      (2,439)        ....
	    Other                                91,103         ....      91,103        ....        ....        ....         ....
     Customer deposits                           31,462         ....      31,462        ....        ....        ....         ....
     Taxes accrued                               55,780          360      55,856         360         (76)       ....         ....
     Interest accrued                            42,631          300      42,631         300        ....        ....         ....
     Nuclear refueling reserve                   16,991         ....      16,991        ....        ....        ....         ....
     Obligations under capital leases            34,343         ....      34,343        ....        ....        ....         ....
     Other                                       16,324         ....      16,324        ....        ....        ....         ....
					     ------------------------------------------------------------------------------------
		      Total                     421,081       12,594     423,812       7,536       4,766      (2,439)        ....
					     ------------------------------------------------------------------------------------

Deferred Credits:
     Accumulated deferred income taxes        1,113,831         ....   1,113,816          15        ....        ....         ....
     Accumulated deferred investment tax
	credits                                 209,477         ....     209,477        ....        ....        ....         ....
     Obligations under capital leases            66,656         ....      66,656        ....        ....        ....         ....
     Deferred River Bend finance charges         13,127         ....      13,127        ....        ....        ....         ....
     Regulatory reserves                        511,888         ....     511,888        ....        ....        ....         ....
     Other                                      533,007         ....     527,653        ....       5,354        ....         ....
					     ------------------------------------------------------------------------------------
		      Total                   2,447,986         ....   2,442,617          15       5,354        ....         ....
					     ------------------------------------------------------------------------------------

Long-term debt                                1,631,658         ....   1,631,658        ....        ....        ....         ....
Preferred stock with sinking fund                60,497         ....      60,497        ....        ....        ....         ....
Preference stock                                150,000         ....     150,000        ....        ....        ....         ....
Company - obligated mandatorily redeemable
   preferred securities of subsidiary trust
   holding solely junior subordinated
   deferrable debentures                         85,000         ....      85,000        ....        ....        ....         ....

Shareholder's Equity:
   Preferred stock without sinking fund          51,444         ....      51,444        ....        ....        ....         ....
   Common stock, no par value, authorized
	200,000,000 shares; issued and outstanding
	100 shares                              114,055         ....     114,055        ....        ....        ....         ....
   Common stock of subsidiaries                    ....          138        ....          25           1         100           12
   Additional paid-in capital                 1,152,575       90,656   1,152,575       7,593        ....      40,466       42,597
   Retained earnings                            202,205      (49,116)    202,205       5,983         (65)    (17,214)     (37,820)
					     ------------------------------------------------------------------------------------
		      Total                   1,520,279       41,678   1,520,279      13,601         (64)     23,352        4,789
					     ------------------------------------------------------------------------------------

		      TOTAL                  $6,316,501   $   54,272 $ 6,313,863   $  21,152   $  10,056   $  20,913   $    4,789
					     ====================================================================================





		ENTERGY GULF STATES, INC. AND SUBSIDIARIES
	       CONSOLIDATING STATEMENT OF RETAINED EARNINGS
			YEAR ENDED DECEMBER 31, 1998
			    (IN THOUSANDS)



							 INTERCOMPANY
							 ELIMINATIONS
							      AND        ENTERGY                Southern
					    CONSOLIDATED  ADJUSTMENTS  GULF STATES    GSG&T       Gulf       Varibus       POG
								      (unaudited)  (unaudited) (unaudited) (unaudited) (unaudited)

Retained Earnings, January 1, 1998          $   284,165   $(51,061)    $284,165     $5,352        $(65)     $ (18,424)  $ (37,924)

Add:
     Net Income (Loss)                           46,393      1,945       46,393        631         ...          1,210         104
					     ------------------------------------------------------------------------------------
		      Total                     330,558    (49,116)     330,558      5,983         (65)       (17,214)    (37,820)
					     ------------------------------------------------------------------------------------

Deduct:
     Dividends declared on:
	 Preferred and preference stock          19,011        ...       19,011       ...          ...            ...         ...
	 Common stock                           109,400        ...      109,400       ...          ...            ...         ...
       Capital stock and other expenses             (58)       ...          (58)      ...          ...            ...         ...
					     ------------------------------------------------------------------------------------
		      Total                     128,353        ...      128,353       ...          ...            ...         ...
					     ------------------------------------------------------------------------------------

Retained Earnings, December 31, 1998         $  202,205   $(49,116)    $202,205    $5,983         $(65)     $ (17,214)  $ (37,820)
					     ====================================================================================



			THE ARKLAHOMA CORPORATION
	      STATEMENT OF OPERATIONS AND RETAINED EARNINGS
		 YEARS ENDED NOVEMBER 30, 1998 AND 1997
			    (IN THOUSANDS)


						      1998             1997

Revenues - Interest income                               $11              $10
	       - Other                                     -                1
							----             ----
		 Total                                    11               11
							----             ----

Expenses - Administrative and general                      9                7
		- Other                                    -                1
							----             ----
		  Total                                    9                8
							----             ----

		   Income before Federal
		       and state income taxes              2                3

Federal and state income taxes                             -                -
							----             ----

		   Net Income                              2                3
							----             ----

Retained Earnings - beginning of year                    309              306

Less: Dividends Declared                                   -                -
							----             ----

Retained Earnings - end of year                         $311             $309
							====             ====

The accompanying notes to financial statements are an integral part of these statements.

			THE ARKLAHOMA CORPORATION
			 STATEMENTS OF CASH FLOWS
		 YEARS ENDED NOVEMBER 30, 1998 and 1997
			     (IN THOUSANDS)



							  1998         1997
OPERATING ACTIVITIES:

     Net Income                                               $3           $3
     Changes in working capital:
	 Accounts receivable                                   -           29
	 Accounts payable                                     (2)         (67)
	 Dividends payable                                     -            -
							    ----         ----
	      Net cash flow used by operating activities       1          (35)
							    ----         ----

Net (decrease) in cash
     and cash equivalents                                      1          (35)

Cash and cash equivalents at
     beginning of year                                       121          156
							    ----         ----
Cash and cash equivalents at
     end of year                                            $122         $121
							    ====         ====

       SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:


     Cash paid during the year for income taxes            $   -       $    -
							   =====       ======



The accompanying notes to financial statements are an integral part of these statements.

			 THE ARKLAHOMA CORPORATION
			       BALANCE SHEETS
			NOVEMBER 30, 1998 AND 1997
			       (IN THOUSANDS)




			ASSETS
							  1998         1997

Utility Plant:
     Electric plant in service - at cost                  $2,562       $2,562
     Less - Accumulated depreciation                       2,249        2,249
							  ------       ------
		      Utility Plant - Net                    313          313
							  ------       ------

Current Assets:
     Cash and cash equivalents                               122          121
     Accounts receivable - associated companies                -            -
							  ------       ------
		      Total                                  122          121
							  ------       ------

			  Total                             $435         $434
							  ======       ======



	    CAPITALIZATION AND LIABILITIES

Capitalization:
     Common stock, $100 par value, authorized
	 12,000 shares; issued and outstanding, 500
	 shares                                              $50          $50
     Retained earnings                                       311          309
							  ------       ------
		      Total                                  361          359
							  ------       ------

Current Liabilities:
	 Other accounts payable                                6            6
	 Accounts payable - associated companies               8            9
							  ------       ------
		      Total                                   14           15
							  ------       ------
Deferred Credits:
     Deferred Income Taxes (SFAS 109)                         60           60
							  ------       ------

			  Total                             $435         $434
							  ======       ======




The accompanying notes to financial statements are an integral part of these balance sheets.

		       THE ARKLAHOMA CORPORATION
		   NOTES TO THE FINANCIAL STATEMENTS
		      NOVEMBER 30, 1998 AND 1997


1.   OPERATIONS:

The Arklahoma Corporation's (the "Company") utility plant consists principally of transmission facilities which are being leased to its three stockholder companies from year to year. Pursuant to the terms of the lease agreement, the lessees have agreed to pay all operating costs, including maintenance, repairs, insurance and taxes assessed upon the properties. Such amounts totaled approximately $730,000 and $680,000 in fiscal years 1998 and 1997, respectively.

Under the terms of the current lease agreement, annual rentals have been discontinued but can be reinstated upon the agreement of the Company and the lessees.


2.   CASH AND CASH EQUIVALENTS:

For purposes of these financial statements, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. These investments are carried at cost, which approximates market.

3.   UTILITY PLANT:

Through fiscal year 1980, depreciation was provided using a straight-line rate based on the electric plant's estimated composite service life of 33 years with a salvage value of 10%. The utility plant became fully depreciated for financial reporting purposes in fiscal year 1980, and no depreciation was provided in fiscal years 1981, 1982 or 1983. In 1984, the Company acquired additional property, which was depreciated over the remaining term of the lease. For income tax reporting purposes, depreciation was calculated using a straight-line rate with no estimated salvage value and an estimated useful life extended to December 1988. All property was fully depreciated as of December 31, 1988.

4.   INCOME TAXES:

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." This statement requires the liability method of accounting for income taxes. Under the liability method, the deferred tax liability, or asset, is determined based on the difference between the tax reporting and financial reporting bases of assets and liabilities. The effect on deferred taxes of a change in tax rates will be recognized in income in the period of the enactment of the rate change.

Deferred income taxes resulted from temporary differences in financial versus tax bases of fixed assets. The net tax liability is reflected as a deferred income tax liability in the accompanying balance sheets.

The Company has an Oklahoma state net operating loss carryforward available to reduce future Oklahoma state income taxes payable. The carryforward as of November 30, 1998, is approximately $16,833 for book purposes and approximately $22,263 for tax return purposes, and begins to expire in 2002.


5.   CONTINGENCY:

The Company and each of its three stockholder companies were party to an action concerning an aircraft colliding into the Company's transmission line. In 1996, the case was settled in the amount of $30,000. The three stockholder companies were billed by the Company for reimbursement. Management received payment from the stockholder companies in early 1997.